     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 1997


                                                      REGISTRATION NO. 333-26843
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 COINSTAR, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          7299                  94-3156448
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                           --------------------------

                              13231 SE 36TH STREET
                                   SUITE 200
                           BELLEVUE, WASHINGTON 98006
                                 (206) 644-6789

   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           --------------------------

                                 JENS H. MOLBAK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 COINSTAR, INC.
                              13231 SE 36TH STREET
                                   SUITE 200
                           BELLEVUE, WASHINGTON 98006
                                 (206) 644-6789

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                           --------------------------

                                   COPIES TO:

        MARK P. TANOURY, ESQ.                     BARRY E. TAYLOR, ESQ.
    STEPHANIE A. ANAGNOSTOU, ESQ.                TREVOR J. CHAPLICK, ESQ.
      JAMES F. FULTON, JR., ESQ.                    WARREN CHAO, ESQ.
          COOLEY GODWARD LLP                 WILSON SONSINI GOODRICH & ROSATI
 3000 SAND HILL ROAD, BLDG. 3, SUITE             PROFESSIONAL CORPORATION
                 230                                650 PAGE MILL ROAD
      MENLO PARK, CA 94025-7116                    PALO ALTO, CA 94304
            (415) 843-5000                            (415) 493-9300

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 20, 1997

PROSPECTUS

                                4,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                   ---------

    All of the 4,000,000 shares of Common Stock offered hereby are being sold by Coinstar, Inc. (the "Company").

    Prior to this offering, there has not been a public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on The Nasdaq National Market under the symbol "CSTR".

                                 --------------


    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF MATERIAL RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.


                                 --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
              ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                              UNDERWRITING
                                                           PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                            PUBLIC           COMMISSIONS (1)        COMPANY (2)
Per Share                                                      $                    $                    $
Total (3)                                                      $                    $                    $

   (1)For information regarding indemnification of the Underwriters, see "Underwriting".

   (2)Before deducting expenses estimated at $1,000,000 payable by the Company.

   (3)The Company has granted to the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting". If such option is exercised in full, the total Price to the Public,
      Underwriting Discounts and Commissions, and Proceeds to Company will be
      $                      , $                     and $                     ,
      respectively.

                                 --------------

    The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
      , 1997 at the office of Smith Barney Inc., 333 West 34th Street, New York, N.Y. 10001.

                                 --------------

SMITH BARNEY INC.                                              HAMBRECHT & QUIST

       , 1997

                    [GRAPHIC OF MAP OF UNITED STATES SHOWING
                 COINSTAR LOCATIONS WITH COINSTAR LOGO AND TEXT
                   "THE SELF-SERVICE COIN RECYCLING NETWORK"
                     AND A PICTURE OF A JAR OF COINS AND A
             COINSTAR UNIT WITH TEXT "GOT A JAR OF COINS AT HOME?"
                     "GET CASH! IT'S AS EASY AS 1, 2, 3."]


The above map depicts supermarket chains which have entered into installation agreements with the Company. None of these supermarket chains has a long-term commitment to retain the units in its store. See "Business--Sales and Marketing."


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES (I) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION, (II) THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO SHARES OF COMMON STOCK UPON THE CLOSING OF THIS OFFERING AND (III) THE CASH EXERCISE OF WARRANTS TO PURCHASE 2,693,420 SHARES OF COMMON STOCK, WHICH WARRANTS EXPIRE UPON THE CLOSING OF THIS OFFERING OR WITHIN 90 DAYS THEREAFTER (SUCH WARRANTS MAY BE EXERCISED ON A CASHLESS BASIS IN WHICH EVENT THE COMPANY WOULD NOT RECEIVE CASH PROCEEDS FROM THEIR EXERCISE). SEE "DESCRIPTION OF CAPITAL STOCK" AND "UNDERWRITING." THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY


    Coinstar, Inc. develops, owns and operates a network of automated, self-service coin counting and processing machines that provide consumers with a convenient means to convert loose coins into cash. The Coinstar units, located in supermarkets in 20 states across the country, accept and count accumulated loose coins deposited by consumers and issue vouchers listing the total number, denominations and dollar value of coins processed less a processing fee charged by the Company, currently 7.5%. The vouchers are redeemable by customers at store cashiers for either credit towards retail purchases or cash, regardless of whether a purchase is made. The Company believes its service addresses a significant consumer need for a convenient and reliable coin processing method. The Coinstar service provides consumers with a means of redeeming accumulated loose coins and an alternative to manually presorting, counting and wrapping coins typically required for cash redemption at a bank. Since inception, the Coinstar network has processed over 7 million customer transactions consisting of over 5 billion coins worth over $190 million. The Company began commercial deployment of the network in 1994 and, in 1996, significantly accelerated its plans for installation of the Coinstar units in various geographic regions. As of March 31, 1997, the Company had an installed base of 1,929 units located in supermarkets in 27 regional markets across the United States.



    The Company believes consumers in the United States conduct an estimated 288 billion cash transactions annually, which the Company estimates result in approximately $144 billion of coin flow each year. To support the flow of coins in the economy, the United States Mint (the "U.S. Mint") has produced $15 billion in new coins over the past 25 years. According to the U.S. Mint, the circulating stock of coins used in cash transactions is approximately $8 billion. The prevalence of coins used in cash transactions and the lack of a convenient alternative for converting coins into cash has resulted in an estimated $7 billion of non-circulating coins that has been increasing at the rate of approximately $250 million annually. The Company believes a significant market opportunity exists for providing a convenient method of redeeming non-circulating coins and recycling the recurring coin flow in the United States economy, although the Company's ability to capture a significant portion of this market opportunity is limited by the current scope of its operations, its dependence on market acceptance and other factors. See "Risk Factors."



    The Company believes a key competitive advantage is its significant expertise accumulated over the past five years in designing and manufacturing the Coinstar units, in developing and supporting a wide-area communications network capable of receiving and transmitting data to all Coinstar units, and in building a dedicated field service organization with the ability to rapidly deploy and service the Coinstar units. The Coinstar unit is a highly reliable, modularly designed, free-standing machine controlled by an internal computer connected to the Company's wide-area communications network. The network is critical to providing high availability of the Coinstar units, maintaining a high level of customer service and managing direct operating costs. The reliability of the Coinstar unit and the utilization of the communications network, in conjunction with the support of the Company's regional field service organization, have resulted in median availability of units in operation of over 98%. In addition, the network is used to distribute store-specific promotional programs such as electronic offers, coupons and advertising.

    The focus of the Company's growth has been to increase its installed base in supermarkets in some of the largest designated market areas ("DMAs") in the country. The Company believes that installation of the Coinstar units in supermarket chains provides meaningful benefits to its retail distribution partners, such as offering a new customer service, increasing store traffic, promoting sales and generating media coverage. The Company has targeted supermarkets as its initial primary distribution channel for deployment of its units because of the prevalence of large regional chains, geographic concentration of stores and recurring consumer traffic, all of which create economies of scale for the marketing, deployment and operation of the Coinstar units. The Company estimates that there are 30,000 supermarkets in the United States, although not all are located in regions targeted by the Company.


    The Company's primary objective is to extend its position as the leading provider of automated, self-service coin processing services and to develop new value-added services that can be delivered through its network. Principal elements of the Company's growth strategy include: (i) increasing penetration of its installed base in supermarkets in the largest DMAs nationwide; (ii) developing and implementing new marketing programs and initiatives to promote consumer awareness and usage of its service; and (iii) entering new distribution channels for the installation of the Coinstar unit, such as banks, convenience stores and mass merchants, and, potentially, international distribution channels. The Company will continue to evaluate new consumer service offerings that could be developed to capitalize on its ownership and operation of a networked service and delivery platform in high traffic retail locations. The modular construction of the Coinstar unit facilitates the potential addition of peripherals to provide additional services such as targeted electronic promotions, event ticketing and smart card applications.


                                  RISK FACTORS



    The Company was organized in 1991 and began commercial deployment of the Coinstar units in 1994. The Company has a limited operating history and has incurred substantial and increasing operating losses since its inception. As of March 31, 1997, the Company had an accumulated deficit of $36.4 million. An investment in the shares of Common Stock offered hereby involves a high degree of risk, including the risks associated with the Company's history of substantial losses, anticipated continuing losses, substantial debt and debt service obligations, dependence upon the market acceptance of the Company's coin processing services, management of growth, reliance on third party suppliers and manufacturers and other risks. Prospective investors should refer to "Risk Factors" set forth beginning on Page 6.


                                  THE OFFERING


Common Stock Offered by the Company......  4,000,000 shares
Common Stock to be Outstanding
  After the Offering.....................  16,666,396 shares (1)
Use of Proceeds..........................  To fund the continued expansion of the Coinstar network; for working capital, product research
                                           and development activities and general corporate
                                           purposes. See "Use of Proceeds."
Nasdaq National Market symbol............  CSTR


------------------------------

(1) Based on the number of shares outstanding as of March 31, 1997, after giving effect to the automatic conversion of all outstanding shares of Preferred Stock into Common Stock and the assumed cash exercise of warrants to purchase 2,693,420 shares of Common Stock, which warrants expire upon the closing of this offering or within 90 days thereafter. Excludes 921,900 shares of Common Stock issuable upon exercise of outstanding stock options granted under the Company's 1997 Equity Incentive Plan, which amends and restates the Company's 1992 Stock Option Plan, as amended (the "Equity Incentive Plan"), as of March 31, 1997 at a weighted average exercise price of $5.67 per share and 40,000 shares of Common Stock issuable upon exercise of outstanding stock options granted outside of the Equity Incentive Plan as of March 31, 1997 at a weighted average exercise price of $3.50 per share. Also excludes 1,042,981 shares of Common Stock issuable upon exercise of warrants outstanding as of March 31, 1997 at a weighted average exercise price of $12.57 per share, which warrants do not expire upon the closing of this offering or within 90 days thereafter. See "Management -- Equity Incentive Plans," "Description of Capital Stock -- Warrants" and Notes 6, 7 and 9 to Financial Statements.

                  SUMMARY FINANCIAL INFORMATION AND OTHER DATA
           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER UNIT DATA)


                                                                                                        THREE MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                           ------------------------------------------  --------------------
                                                             1993       1994       1995       1996       1996       1997
                                                           ---------  ---------  ---------  ---------  ---------  ---------
STATEMENTS OF OPERATIONS DATA:
  Revenue................................................  $      15  $     325  $   1,063  $   8,312  $     746  $   3,995
  Expenses:
    Direct operating.....................................         45        488      1,336      7,258        888      3,450
    Regional sales and marketing.........................          3         86        349      1,505        208        630
    Product research and development.....................      1,368      1,648      1,830      3,969        661      1,441
    Selling, general and administrative..................        402      1,716      2,790      5,351        872      2,528
    Depreciation and amortization........................         40        440      1,117      4,135        499      1,684
  Loss from operations...................................     (1,843)    (4,053)    (6,359)   (13,906)    (2,382)    (5,738)
  Net loss...............................................  $  (1,814) $  (4,316) $  (6,169) $ (15,967) $  (2,309) $  (7,502)

  Pro forma net loss per share (1).......................         --         --         --  $   (1.46) $   (0.21) $   (0.69)
  Pro forma weighted average shares outstanding (000's)
    (1)..................................................         --         --         --     10,927     10,927     10,927

OTHER DATA:
  Number of new Coinstar units installed during the
    period...............................................         13         31        215      1,238        169        428
  Installed base of Coinstar units at end of period......         17         48        263      1,501        432      1,929
  Number of regional markets.............................          2          4         11         23         13         27

  Dollar value of coins processed........................  $      74  $   5,245  $  17,701  $ 115,476  $  12,306  $  52,724
  Capital expenditures...................................        620      2,163      3,823     20,820      3,185      7,675
  Direct contribution (loss) (2).........................        (30)      (163)      (273)     1,054       (142)       545
  Direct operating expense per average installed unit
    (3)..................................................         --     20,353     11,717      8,610      2,515      2,037



                                                                                      MARCH 31, 1997
                                                                       ---------------------------------------------
                                                                                                        PRO FORMA
                                                                         ACTUAL      PRO FORMA (4)   AS ADJUSTED (5)
                                                                       -----------  ---------------  ---------------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments (6)..............   $  48,184      $  48,184        $  99,264
  Total assets.......................................................      81,538         81,538          132,618
  Total debt, including current portion..............................      72,188         72,188           72,188
  Mandatorily Redeemable Preferred Stock.............................      24,972             --               --
  Total stockholders' equity (deficit)...............................   $ (29,449)     $   4,477        $  46,603


------------------------------

(1) See Note 2 to Financial Statements for an explanation of the determination of the number of shares used in computing pro forma net loss per share. Pro forma net loss per share is not presented for the years ended December 31, 1993 through 1995 due to the lack of comparability.
(2) Direct contribution (loss) is defined as revenue less direct operating expenses. The Company uses direct contribution (loss) as a measure of operating performance to assist in understanding its operating results. Direct contribution (loss) is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered in isolation or an alternative to gross margin, income (loss) from operations, net income (loss), or any other measure of performance under GAAP.

(3) Based on monthly averages of units in operation over the applicable period. Commercial deployment of the units did not commence until 1994; therefore, information relating to 1993 is not meaningful.


(4) Reflects the conversion of all outstanding shares of Preferred Stock into Common Stock and excludes warrants to purchase 2,693,420 shares of Common Stock at a weighted average exercise price per share of approximately $2.96 which expire upon the closing of this offering or within 90 days thereafter. Such warrants may be exercised for cash or on a cashless basis at the option of the warrant holder.


(5) Adjusted to reflect the sale of 4,000,000 shares of Common Stock in this offering at an assumed initial public offering price of $14.00 per share and the receipt of the estimated net proceeds therefrom after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. See "Use of Proceeds."


(6) Cash, cash equivalents and short-term investments include $8.3 million of funds in transit, which represent amounts being processed by armored car carriers or residing in Coinstar units.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.


HISTORY OF SUSTAINED OPERATING LOSSES AND CONTINUATION OF SUCH LOSSES



    The Company has incurred substantial and increasing operating losses since inception in 1991. The Company's net loss for 1995, 1996 and the three months ended March 31, 1997 was $6.2 million, $16.0 million and $7.5 million, respectively. As of March 31, 1997, the Company had an accumulated deficit of $36.4 million. Operating losses to date have resulted primarily from expenses incurred in the development, marketing and operation of the Coinstar units, development and maintenance of the network, administrative and occupancy expenses at the Company's headquarters, and depreciation and amortization. The Company expects to continue to incur substantial and increasing operating losses and negative cash flow from operating and investing activities as it plans to significantly increase its installed base of Coinstar units. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



LIMITED OPERATING HISTORY


    After several years of development, the Company commenced commercial deployment of Coinstar units in 1994 and placed approximately 86% of the installed base as of March 31, 1997 in service during 1996 and the three months ended March 31, 1997. Prospective investors, therefore, have limited historical financial information on which to base an evaluation of the Company's performance. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in new or rapidly evolving markets. There can be no assurance that the Company will install a sufficient number of its Coinstar units or obtain sufficient market acceptance to allow the Company to achieve or sustain profitability, or generate sufficient cash flow to meet the Company's capital and operating expenses and debt service obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."


UNCERTAINTY OF FUTURE OPERATING RESULTS


    Substantially all of the Company's revenue has been, and the Company believes will continue to be, derived from the processing fees charged for the Company's coin processing service. Prior growth rates in the Company's revenue should not be considered indicative of future operating results. The timing and amount of future revenues will depend almost entirely on the Company's ability to obtain new agreements with supermarket chains and other potential retail distribution partners for the installation of Coinstar units, the successful deployment and operation of the Company's coin processing network, and customer utilization of the service. Future operating results will depend upon many factors, including the Company's success in deploying a substantial number of additional units, the consumer demand for the Company's coin processing service, the level of product and price competition, the Company's success in expanding its national network and managing the growth of such network, the ability of the Company to develop and market product enhancements, the timing of product enhancements, activities of and acquisitions by competitors, the ability to hire additional employees and the timing of such hiring and the ability to control costs. Fluctuations in the volume and value of coins processed and the rate of unit installations have caused and may continue to cause material fluctuations in the Company's operating results, particularly on a quarterly basis. Quarterly revenue and operating results, therefore, depend on the volume and mix of coins processed and the rate of unit installations during the quarter, all of which are difficult to forecast. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."



FLUCTUATIONS IN QUARTERLY OPERATING RESULTS



    The customer utilization of the Company's coin processing service varies substantially from unit to unit, making the Company's revenues difficult to forecast. Customer utilization is affected by the timing and success of promotions by the Company and its supermarket partners, age of the installed unit, adverse weather conditions and other factors, many of which are not in the Company's control. The Company has also experienced seasonal trends, with lower customer usage during certain months corresponding to the Company's first and fourth fiscal quarters. As a result of these and other factors, revenue for any quarter is subject to significant variation, and the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Because the Company's operating expenses are based on anticipated revenue trends and because a large percentage of the Company's expenses are relatively fixed, revenue variability could cause significant variations in operating results from quarter to quarter and could result in significant losses. To the extent such expenses precede, or are not subsequently followed by, increased revenue, the Company's operating results would be materially adversely affected. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. Fluctuations in operating results may also result in volatility in the price of the Company's Common Stock. See "Risk Factors -- Possible Termination of Retail Distribution Partner Agreements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."



SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE DEBT



    The Company had outstanding indebtedness as of March 31, 1997 of $72.2 million, which included $68.4 million of the Company's 13.0% Senior Subordinated Discount Notes due 2006 (the "Notes"). The Notes will accrete to $95.0 million by October 1999. The Company must begin paying cash interest on the Notes in April 2000. Beginning at that time, the Company will have debt service obligations of over $12.0 million per year until October 2006 when the principal amount of $95.0 million will be due. The Company's capital expenditures will increase significantly upon the continued expansion of the Coinstar network, and the Company expects that its operating cash flow will be insufficient to finance capital expenditures over the next several years. The ability of the Company to meet its debt service requirements will depend upon achieving significant and sustained growth in the Company's cash flow, which will be affected by its success in implementing its business strategy, prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. Accordingly, there can be no assurance as to whether or when the Company's operations will generate positive cash flow or become profitable or whether the Company will at any time have sufficient resources to meet its debt service obligations. If the Company is unable to generate sufficient cash flow to service its indebtedness, it will have to reduce or delay planned capital expenditures, sell assets, restructure or refinance its indebtedness or seek additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all, particularly in light of the Company's high levels of indebtedness. In addition, the degree to which the Company is leveraged could have significant consequences, including, but not limited to, the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, product research and development, acquisitions, and other general corporate purposes may be materially limited or impaired, (ii) a substantial portion of the Company's cash flow from operations may need to be dedicated to the payment of principal and interest on its indebtedness and therefore not available to finance the Company's business and (iii) the Company's high degree of leverage may make it more vulnerable to economic downturns, may limit its ability to withstand competitive pressures and may reduce its flexibility in responding to changing business and economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


COMPETITION


    The Company believes that it is the first company to provide a widespread network of self-service coin processing machines that provide a convenient, reliable means for consumers to convert loose coins into cash. The Company has become aware of two direct competitors that operate self-service coin processing machines, both of which the Company believes operate an installed base of less than 50 units in certain regions of the United States. There can be no assurance, however, that such competitors have not or will not increase their installed base of units or expand their service nationwide. The Company also competes indirectly with manufacturers of machines and devices that enable consumers to count or sort coins themselves. The Company also competes or may compete directly or indirectly with banks and similar depository institutions for coin conversion customers. Currently, banks are the primary alternative available to consumers for converting coins into cash, and they generally do not charge a fee for accepting rolled coins. As the market for coin processing develops, banks and other businesses may decide to offer additional coin processing services, either as a customer service or on a self-service basis, and compete directly with the Company. Many of these potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing and public relations resources than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to consumers and businesses. There can be no assurance, however, that the Company's competitors, or others will not succeed in developing technologies, products or services that are more effective, less costly or more widely used than those that have been or are being developed by the Company or that would render the Company's technologies or products obsolete or noncompetitive. There can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. See "Business -- Competition."


DEPENDENCE ON CONTINUED MARKET ACCEPTANCE BY CONSUMERS AND RETAIL DISTRIBUTION
  PARTNERS


    The Company is substantially dependent on continued market acceptance of its coin processing service by consumers and its retail distribution partners, which have been almost exclusively supermarket chains. The self-service coin processing market is relatively new and evolving; accordingly, it is difficult to predict the future growth rate and size of this market. There can be no assurance that the Company will be successful in achieving the large-scale adoption of its coin processing service. While the Company's existing installed base of Coinstar units has been well received by both supermarket partners and customers to date, there can be no assurance that the operating results of the installed units will continue to be favorable or past results will be indicative of future market acceptance of the Company's service. The Company believes that market acceptance of the Coinstar unit is dependent on the consumer's perception that the units are convenient, easy to use and reliable. Even if the Company is successful in promoting awareness of the Coinstar unit among consumers, there can be no assurance that such consumers will utilize the Coinstar units in sufficient volume to make the Company profitable. In addition, market acceptance and ongoing use of the Coinstar service may be adversely affected by the increasing use of alternatives to coin and currency transactions such as credit and debit cards, checks, wire transfers, smart cards and other forms of electronic payment. See "Business -- Sales and Marketing."


    Market acceptance of the Coinstar units is also dependent on the willingness of potential retail distribution partners to have the units installed in their stores. The Company believes that market acceptance by potential retail distribution partners will be dependent on its ability to demonstrate the utility of the Coinstar unit as a customer service and as a means to provide other tangible benefits, including increased customer traffic and the promotion of store sales. There can be no assurance, however, that potential retail distribution partners will be willing to place Coinstar units in their stores or that, once installed, Coinstar units will obtain market acceptance from consumers. Market acceptance and the Company's revenues may also be affected by the availability and success of coin processing services offered by competitors. In the event the Company's service does not achieve market acceptance or does so less rapidly than expected or the Company's contracts with one or more of its retail distribution partners is terminated, the Company and its results of operations, including its ability to achieve sufficient cash flow to service its indebtedness and achieve profitability, will be materially adversely affected. Moreover, the Company intends to deploy the Coinstar units in banks, convenience stores and mass merchants and is exploring opportunities for deployment in the international market. However, the Company has not yet entered such markets and there can be no assurance that, if entered, deployment in such markets would be successful. See "Risk Factors -- Possible Termination of Retail Distribution Partner Agreements" and "Business."

POSSIBLE TERMINATION OF RETAIL DISTRIBUTION PARTNER AGREEMENTS

    The Company is substantially dependent upon its ability to enter into agreements with retail distribution partners for the installation of its Coinstar units. In addition, the Company generally has separate agreements with each of its retail distribution partners, providing for the Company's exclusive right to provide coin processing services in their retail locations. These contracts generally have terms ranging from two to three years and are generally terminable by either party with advance notice of at least 90 days. In addition, Coinstar units in service in several supermarket chains account for a significant portion of the Company's revenue. In 1996 and the first quarter ended March 31, 1997, Coinstar units in service in three supermarket chains accounted for approximately 36.2% and 30.3%, respectively, of the Company's revenue for such periods. The units in service in two of these chains, Ralphs Grocery Co. ("Ralphs") and Quality Food Centers, Inc., including Hughes Markets, Inc., its subsidiary, ("QFC-Hughes"), accounted for approximately 12.7% and 14.9%, respectively, of the Company's 1996 revenue and 12.2% and 9.1%, respectively, of the Company's revenue in the first quarter ended March 31, 1997. The termination of any one or more of the Company's contracts with its retail distribution partners could have a material adverse effect on the Company's business, financial condition, results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. See "Business -- Sales and Marketing."

MANAGEMENT OF GROWTH

    The Company has experienced rapid growth and intends to continue to aggressively expand its operations. The growth in the size and scale of the Company's business has placed and is expected to continue to place significant demands on its operational, administrative and financial personnel and operating systems. Additional planned expansion by the Company may further strain management and other resources. The Company's ability to manage growth effectively will depend on its ability to improve its operating systems, to expand, train and manage its employee base and to develop additional manufacturing and service capacity. In particular, the Company will be required to rapidly expand its operating systems and processes in order to support the projected installations of Coinstar units and the potential addition of value-added services. Such expansion will require improvements to both hardware and software and the hiring and training of additional software engineers. In addition, the Company will be required to establish relationships with additional third-party service providers. These demands, and others, will require the addition of new management personnel and the development of additional expertise by existing management personnel. There can be no assurance that the Company will be able to effectively manage the expansion of its operations, or that the Company's systems, procedures or controls will be adequate to support the Company's operations or that Company management will be able to achieve and manage the rapid roll-out currently projected. If the Company is unable to manage growth effectively, the Company's business, financial condition and results of operations and its ability to achieve sufficient cash flow to service its indebtedness will be materially adversely affected. See "Business."

DEPENDENCE ON A SINGLE SERVICE


    The Company has and expects for the foreseeable future to derive substantially all of its revenues from the operation of Coinstar units. Accordingly, market acceptance of the Company's coin processing service is critical to the Company's future success. Since there is only a limited existing market for the Company's coin processing service, there can be no assurance that an acceptable level of demand will be achieved or sustained. If sufficient demand for the Company's coin processing service does not develop due to lack of market acceptance, technological change, competition or other factors, the Company's business, financial condition and results of operations and its ability to achieve sufficient cash flow to service its indebtedness will be materially adversely affected. See "Risk Factors -- Dependence on Continued Market Acceptance By Consumers and Retail Distribution Partners" and "Business -- Sales and Marketing."


EXPOSURE TO COMPONENT SHORTAGES FROM SINGLE SOURCE SUPPLIER


    The Company currently purchases the coin counter component of the Coinstar unit from a single manufacturer, Scan Coin AB, pursuant to an agreement that may be terminated by either party with six months notice at any time on or after June 30, 1998. The Company has entered into a non-binding letter of intent with Scan Coin AB for a new agreement, although no assurance can be given that the parties will enter into a new agreement. Currently, no other manufacturer produces a coin counter capable of being used in the Coinstar units without extensive enhancements and modifications. No assurance can be given that Scan Coin AB will be able or willing to supply coin counter components to the Company in the future. The Company believes it would require up to 12 months to source and make necessary modifications to an alternative coin counter component. Moreover, it could take several additional months for any such alternative supplier to meet the Company's required volume levels. Accordingly, any cessation, slow-down or disruption in the Company's current supply of coin counter components would have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. Although the Company believes alternative suppliers are available, there can be no assurance that the Company would be able to locate an alternate supplier on a timely or cost-efficient basis, if at all, and make the necessary modifications and enhancements to the design of the Coinstar unit to utilize such replacement, both of which, in the event of their nonoccurrence, would materially impair its ability to have Coinstar units manufactured. A prolonged inability to obtain certain components could have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness, particularly as the Company increases its manufacturing requirements to support its nationwide deployment. See "Business -- Manufacturing and Supply."


RELIANCE ON THIRD-PARTY MANUFACTURER AND SERVICE PROVIDERS


    The Company does not conduct manufacturing operations and is dependent and will continue to be dependent on outside parties for the manufacture of the Coinstar unit and its key components. While Coinstar intends to significantly expand its installed base, such expansion may be constrained by the manufacturing capacity of its third-party manufacturers and suppliers. Although the Company expects that its current contract manufacturer, SeaMed Corporation ("SeaMed") will be able to produce sufficient units to meet projected demand, there can be no assurance that SeaMed or other manufacturers will be able to meet the Company's manufacturing needs in a satisfactory and timely manner. In the event of an unanticipated increase in demand for Coinstar unit installations by retail distribution partners, the Company may be unable to meet such demand due to manufacturing constraints. Although the Company has a contract with SeaMed, it does not have a long-term obligation to continue the manufacture of the

Coinstar unit or its components. Further, SeaMed is principally engaged in the manufacture of electronic medical instruments for medical technology companies. The Company believes that it is SeaMed's only material non-medical customer. As such, the Company faces an increased risk that SeaMed may choose to focus exclusively on manufacturing its medical products and cease making the Company's products. Should SeaMed cease providing services, the Company would be required to locate and qualify additional suppliers. There can be no assurance that the Company would be able to locate alternate manufacturers on a timely basis. The Company's reliance on third-party manufacturers involves a number of additional risks, including the absence of guaranteed capacity and reduced control over delivery schedules, quality assurance, production yields and costs. There can be no assurance that the manufacturing capability of such third-party manufacturers will successfully address the Company's needs. In the event the Company is unable to retain such manufacturing on commercially reasonable terms, its business, financial condition and results of operation and its ability to achieve sufficient cash flow to service its indebtedness will be materially adversely affected. See "Business -- Manufacturing and Supply."


    The Company relies on third-party service providers for substantial support and service efforts that the Company currently does not provide directly. In particular, the Company contracts with armored carriers to arrange for the pick-up, processing and deposit of coins. The Company generally contracts with one armored carrier to service a particular region. Many of these carriers do not have long-standing relationships with the Company and these contracts generally can be terminated by either party with advance notice ranging from 30 to 90 days. In the past, the Company has experienced a sudden disruption in service from an armored carrier company. The Company does not currently have nor does it expect to have in the foreseeable future the internal capability to provide back up service in the event of sudden disruption in service from an armored carrier company. Any failure by the Company to maintain its existing relationships or to establish new relationships on a timely basis or on acceptable terms would have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. Moreover, as with any business that handles large volumes of cash, the Company is susceptible to theft, counterfeit and other forms of fraud, including security breaches of the Company's computing system that performs important accounting functions. There can be no assurance that the Company will be successful in developing product enhancements and new services to thwart such attempts. See "Business -- The Coinstar System."

RISK OF DEFECTS IN OPERATING SYSTEMS

    The Company collects financial and operating data and monitors unit performance through a wide-area communications network connecting each of the Coinstar units with a central computing system located at the Company's headquarters. This information is used to track the flow of coins, verify coin counts and schedule and dispatch unit service. The operation of the Coinstar units depends on sophisticated software, computing systems and communications services that may contain undetected errors or are subject to failures. These errors and failures may arise particularly when new services or service enhancements are added or when the volume of services provided increases. Although each unit is designed to store all data collected, helping to ensure critical data is not lost due to an operating systems failure, the inability of the Company to collect the data from its units could lead to a delay in processing coins and crediting the accounts of its distribution partners for vouchers already redeemed. Further, there can be no assurance that the design of the operating systems to prevent the loss of data will operate as intended and any loss of or delay in collecting coin processing data would materially and adversely effect the Company's operations. In addition, the Company has in the past experienced limited delays and disruptions resulting from upgrading or improving its operating systems. Although such disruptions have not had a material effect on the Company's operations, there can be no assurance that future upgrades or improvements will not result in delays or disruptions that would have a material adverse impact on the Company's operations. In particular, the Company is currently planning some significant improvements in its operating platform in order to support its projected expansion of the installed base of Coinstar units and the potential addition of value-added services. While the Company is taking steps to ensure that the potential adverse impact of such improvements on the Company's operations is minimized, there can be no assurance that the platform will be able to handle the increased volume of services expected from the continued expansion of the Company's network and the potential addition of value-added services or that the improvements will occur on a timely basis so as not to disrupt such continued expansion and potential addition of value-added services. In addition, the communications network on which the Company relies is not owned by the Company and is subject to service interruptions. Further, while the Company has taken significant steps to protect the security of its network, any breach of such security whether intentional or from a computer virus could have a material adverse impact on the Company. Any service disruptions, either due to errors or delays in the Company's software or computing systems or interruptions or breaches in the communications network, or security breaches of the system, could have a material adverse affect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. See "Business -- The Coinstar System."

DEPENDENCE ON KEY PERSONNEL AND NEED TO HIRE ADDITIONAL PERSONNEL

    The Company's performance is substantially dependent on the performance of its executive officers and key employees and its long term success will depend on its ability to recruit, retain and motivate highly skilled personnel. Jens H. Molbak, President and Chief Executive Officer, Rod W. Brooks, Vice President of Sales and Marketing, Aaron R. Finch, Vice President of Operations, and Daniel A. Gerrity, Vice President and Chief Technical Officer, have been primarily responsible for the development and expansion of the Company's business. The Company recently hired Kirk A. Collamer as Vice President and Chief Financial Officer. All of the Company's executive officers and employees are employed on an at-will basis. The loss of the services of any of these executive officers or other key employees or the inability to attract and retain necessary technical and managerial personnel could have a material adverse effect upon the Company's business, financial condition and results of operation and on its ability to achieve sufficient cash flow to service its indebtedness. Presently, the Company maintains a "key man" life insurance policy on Mr. Molbak in the amount of $2.0 million. See "Management."

UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY RIGHTS


    The Company's future success depends, in part, on its ability to protect its intellectual property and maintain the proprietary nature of its technology through a combination of patents, licenses and other intellectual property arrangements, without infringing the proprietary rights of third parties. In October 1996 and April 1997, the Company was issued United States patents relating to removing debris from coins processed in a self-service environment and other aspects of self-service coin processing. No assurance can be given that any patents from any pending patent applications or from any future patent applications will be issued, that any of the Company's patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held by the Company. Moreover, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to the Company. Despite the Company's efforts to safeguard and maintain its proprietary rights, there can be no assurance that the Company will be successful in doing so or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technologies. On June 18, 1997, the Company filed in the United States District Court, Northern District of California against CoinBank Automated Systems, Inc. ("CoinBank"), one of its competitors, a complaint for infringement of one of the Company's United States patents (the "Patent Infringement Claim"). There can be no assurance that the Company will prevail in such Patent Infringement Claim, or that as a result of such Patent Infringement Claim, the Company's patent will not be limited in scope or found to be invalid.


    Since patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed by others which, if issued as patents, could cover the Company's products. The Company is subject to the risk of claims and litigation alleging infringement of the intellectual property rights of others. There can be no assurance that others will not assert infringement or misappropriation claims against the Company in the future based on patents, copyrights or trade secrets or that such claims will not be successful. The Company could incur substantial costs in defending itself and its retail distribution partners against any such claims, regardless of the merits of such claims. Parties making such claims may be able to obtain injunctive or other equitable relief which could effectively block the Company's ability to provide its coin processing service and use the processing equipment in the United States and abroad, and could result in an award of substantial damages. In the event of a successful claim of infringement, the Company may need or be required to obtain one or more licenses from, and/or grant one or more licenses to, others. There can be no assurance that the Company could obtain necessary licenses from others at a reasonable cost or at all. The defense of any lawsuit could result in time-consuming and expensive litigation, damages, license fees, royalty payments, diversion of the attention of key personnel and restrictions on or the termination of the Company's ability to provide its coin processing service and use the processing equipment, any of which could have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. The Company also relies on trade secrets to develop and maintain its competitive position. Although the Company protects its proprietary technology in part by confidentiality agreements with its employees, consultants and corporate partners, there can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be discovered independently by its competitors. See "Business -- Proprietary Rights."



RAPID TECHNOLOGICAL CHANGE


    The self-service coin processing market is relatively new and evolving. As such, the Company anticipates that, as the market matures, it will be subject to technological change, new services and product enhancements, particularly as the Company expands its service offerings. Accordingly, the Company's success may depend in part upon its ability to develop product enhancements and new services that keep pace with continuing changes in technology and consumer preferences while remaining price competitive. There can be no assurance, however, that the Company would be successful in developing such product enhancements or new services, that it will be able to introduce such products or services on a timely basis or that any such product enhancements or new services will be successful in the marketplace. The Company's failure to develop technological improvements or to adapt its products and services to technological change on a timely basis could, over time, have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. See "Business -- Product Research and Development."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; POTENTIAL VOLATILITY OF STOCK PRICE


    Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop or be sustained after this offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between the Company and the Underwriters based upon several factors and may not be indicative of future market prices. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Announcements of technological innovations or new products or services by the Company or its competitors, the termination of one or more retail distribution contracts, release of reports, changes in or failure of the Company to meet financial estimates by securities analysts, industry developments, market acceptance of the Coinstar service by retail distribution partners and consumers, economic and other external factors, as well as period-to-period fluctuations in the Company's financial results, may have a significant and adverse impact on the market price of the Common Stock. See "Risk Factors -- Possible Termination of Retail

Distribution Partner Agreements," "Risk Factors -- Dependence on Continued Market Acceptance By Consumers and Retail Distribution Partners" and "Risk Factors -- Fluctuations in Quarterly Operating Results."


POTENTIAL ADVERSE IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

    Sales of shares of Common Stock (including shares issued upon the exercise of outstanding options) in the public market after this offering could adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. Upon completion of this offering, the Company will have outstanding an aggregate of 16,666,396 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of options outstanding as of March 31, 1997. Of these shares, the 4,000,000 shares of Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by affiliates of the Company as that term is defined in Rule 144 under the Securities Act ("Affiliates"). The remaining 12,666,396 shares of Common Stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701, promulgated under the Securities Act.

    As a result of agreements not to sell such shares (the "Lock-up Agreements") and the provisions of Rules 144 and 701, additional shares will be available in the public market as follows: (i) no Restricted Shares will be eligible for immediate sale on the effective date of this offering; (ii) 7,355,328 Restricted Shares will be eligible for sale without restriction upon expiration of Lock-up Agreements 180 days after the date of this Prospectus; (iii) 2,617,648 Restricted Shares will be eligible for sale upon expiration of the Lock-up Agreements, subject to the volume and other restrictions of Rule 144; and (iv) the remaining 2,693,420 Restricted Shares (representing all of the shares of Common Stock issuable upon the assumed cash exercise of certain warrants) will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods. The Company intends to register, following this offering, a total of 2,900,000 shares of Common Stock subject to outstanding options or reserved for issuance under the Equity Incentive Plan, 200,000 shares of Common Stock reserved for issuance under its 1997 Employee Stock Purchase Plan (the "Purchase Plan") and 100,000 shares of Common Stock reserved for issuance under its 1997 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") which shares will become available for sale in the public market after the expiration of the Lock-up Agreements as such options become exercisable. As of March 31, 1997, 921,900 shares of Common Stock were subject to outstanding options, 285,663 of which were then vested. All of these shares are subject to Lock-up Agreements. Furthermore, upon completion of this offering and the expiration of the Lock-up Agreements, the holders of 8,988,964 shares of Common Stock and 2,693,420 shares issuable upon the assumed cash exercise of warrants to purchase Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration. Such registration and sale of Common Stock in the public market may have an adverse effect on the market price of the Common Stock. See "Description of Capital Stock" and "Shares Eligible for Future Sale."


IMMEDIATE AND SUBSTANTIAL DILUTION TO NEW PURCHASERS



    Purchasers of the shares of Common Stock offered hereby will incur immediate and substantial dilution of $10.91 per share in the net tangible book value of the Common Stock from the initial public offering price. Such investors will experience additional dilution upon the exercise of outstanding options and warrants to purchase the Company's Common Stock. See "Dilution."

BROAD DISCRETION OF MANAGEMENT REGARDING PROCEEDS OF THE OFFERING


    A substantial portion of the net proceeds of this offering has been allocated to capital expenditures, working capital and general corporate purposes. Accordingly, management will have broad discretion as to the application of the offering proceeds. Pending the Company's use of such proceeds to fund capital expenditures and working capital incurred in connection with the continued expansion of the Coinstar network, for product research and development, and deployment of enhancements to the Coinstar unit and the coin processing network and for general corporate purposes, the net proceeds will be invested in short-term, interest-bearing, investment grade securities. In addition, a portion of the proceeds may also be used for the early retirement of debt, which may include the purchase or redemption of a portion of the Notes, although the Company currently has no specific plans or commitments in this regard. In addition, the Company may make one or more acquisitions of or investments in complementary technologies, products or businesses which broaden or enhance the Company's current product offerings. However, the Company has no specific plans, agreements or commitments, oral or written, and is not currently engaged in any negotiations for any such acquisition. It is possible that the return on such investments will be less than that which would be realized were the Company immediately to use such funds for other purposes. See "Use of Proceeds."

ADVERSE IMPACT OF POSSIBLE ISSUANCES OF PREFERRED STOCK; ANTI-TAKEOVER EFFECT OF
  CERTAIN CHARTER AND BYLAW PROVISIONS

    Upon completion of this offering, the Board of Directors will have authority to issue up to 5,000,000 shares of Preferred Stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could affect adversely the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. Additionally, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may affect adversely the market price of and the voting and other rights of the holders of the Common Stock. In addition, the Company's Bylaws provide that special meetings of stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or the Board of Directors pursuant to a resolution approved by a majority of the Board of Directors. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. These provisions, could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's stockholders of the opportunity to sell their shares of Common Stock at prices higher than prevailing market prices. See "Description of Capital Stock."


NO DIVIDENDS; RESTRICTIONS ON PAYMENT OF DIVIDENDS



    The Company has not declared or paid any dividends on its capital stock since its inception. The Company currently anticipates that it will retain all of its future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's indenture governing the Notes restricts the payment of dividends if at the time of such dividend or immediately thereafter, the Company is in default under the indenture or does not meet certain tests associated with the Company's financial position. See "Dividend Policy."

                                  THE COMPANY

    The Company's executive offices are located at 13231 SE 36th Street, Suite 200, Bellevue, Washington 98006. Its telephone number at that address is (206) 644-6789.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered by the Company hereby are estimated to be $51.1 million ($58.9 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $14.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.



    The Company intends to use the net proceeds of this offering as follows: (i) $40 million to fund capital expenditures and working capital in connection with the continued expansion and enhancements of the Coinstar network, (ii) $5 million for product research and development, and deployment of enhancements to the Coinstar unit and the coin processing network and (iii) $6.1 million for general corporate purposes. A portion of the proceeds may also be used for the early retirement of debt, which may include the purchase or redemption of a portion of the $95 million principal amount of 13% Senior Subordinated Discount Notes due 2006, and for investment purposes related to the expansion of its business, including internationally, although the Company currently has no specific plans or commitments in this regard. The amounts actually expended by the Company for working capital purposes will vary significantly depending upon a number of factors, including future revenue growth, if any, the amount of cash generated by the Company's operations and the progress of the Company's product development efforts. Accordingly, the Company's management will retain broad discretion in the allocation of the net proceeds from this offering. In addition, the Company may make one or more acquisitions of or investments in complementary technologies, products or businesses which broaden or enhance the Company's current product offerings. However, the Company has no specific plans, agreements or commitments, oral or written, and is not currently engaged in any negotiations for any such acquisition. Pending the application of proceeds described above, the net proceeds will be invested in short-term, interest-bearing, investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                                DIVIDEND POLICY


    The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The future payment of cash dividends, if any, is within the discretion of the Board of Directors and will depend on the future earnings, capital requirements, financial condition and future prospects of the Company and such other factors as the Board of Directors may determine. In addition, the Company's indenture governing the Notes restricts the Company's ability to pay any dividends if at the time of such dividend or immediately thereafter, the Company is in default under the indenture or does not meet certain tests associated with the Company's financial position.

                                 CAPITALIZATION


    The following table sets forth (i) the capitalization of the Company as of March 31, 1997, (ii) the pro forma capitalization after giving effect to the automatic conversion of all outstanding shares of Preferred Stock into Common Stock and (iii) the capitalization as adjusted to give effect to the sale of the 4,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $14.00 per share (after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company) and the application of the estimated net proceeds therefrom. This table excludes warrants to purchase 2,693,420 shares of Common Stock at a weighted average exercise price of $2.96 per share which expire upon the closing of this offering or within 90 days thereafter. Such warrants may be exercised for cash or on a cashless basis at the option of the warrant holder. This table should be read in conjunction with the Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.



                                                                                         MARCH 31, 1997
                                                                               -----------------------------------
                                                                                                        PRO FORMA
                                                                                 ACTUAL    PRO FORMA   AS ADJUSTED
                                                                               ----------  ----------  -----------
                                                                                     (DOLLARS IN THOUSANDS)
Cash, cash equivalents and short-term investments (1)........................  $   48,184  $   48,184   $  99,264
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
Debt:
  13% Senior Subordinated Discount Notes due 2006............................  $   68,382  $   68,382   $  68,382
  Other long term obligations, including current portion.....................       3,806       3,806       3,806
                                                                               ----------  ----------  -----------
  Total debt, including current portion......................................      72,188      72,188      72,188
                                                                               ----------  ----------  -----------

Mandatorily Redeemable Preferred Stock, $.001 par value; 16,000,000 shares authorized; 7,315,795 shares outstanding actual; no shares outstanding pro
  forma and as adjusted......................................................      24,972          --          --
                                                                               ----------  ----------  -----------

Stockholders' equity (deficit):
  Convertible Preferred Stock, $.001 par value; 16,000,000 shares authorized;
    1,545,281 shares outstanding actual; no shares outstanding pro forma and
    as adjusted..............................................................       4,232          --          --
  Common Stock, $.001 par value; 22,000,000 authorized; 984,012 outstanding actual; 9,972,976 shares pro forma (2); and 13,972,976 shares outstanding
    as adjusted..............................................................          94      29,298      80,378
  Contributed capital for warrants...........................................       2,621       2,621       2,621
  Accumulated deficit........................................................     (36,396)    (36,396)    (36,396)
                                                                               ----------  ----------  -----------
  Total stockholders' equity (deficit).......................................     (29,449)      4,477      46,603
                                                                               ----------  ----------  -----------
      Total capitalization...................................................  $   67,711  $   67,711   $ 118,791
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------


------------------------------


(1) Cash, cash equivalents and short-term investments include $8.3 million of funds in transit, which represent amounts being processed by armored car carriers or residing in Coinstar units.



(2) Excludes 921,900 shares of Common Stock issuable upon exercise of outstanding options granted under the Equity Incentive Plan as of March 31, 1997 at a weighted average exercise price of $5.67 per share, 40,000 shares of Common Stock issuable upon exercise of outstanding options granted outside the Equity Incentive Plan as of March 31, 1997 at a weighted average exercise price of $3.50 per share and 3,736,401 shares of Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock at a weighted average exercise price of $5.64 per share. See "Management -- Equity Incentive Plans," "Description of Capital Stock -- Warrants" and Notes 6, 7 and 9 to Financial Statements.

                                    DILUTION


    The pro forma net tangible book value of the Company as of March 31, 1997 was approximately $98,000 or $0.01 per share of outstanding Common Stock. Pro forma net tangible book value per share is equal to the Company's total tangible assets less its total liabilities, divided by the number of outstanding shares of Common Stock, assuming the conversion of all outstanding shares of Preferred Stock into Common Stock. Dilution per share represents the difference between the price per share paid by investors in this offering and the as adjusted pro forma net tangible book value per share immediately after this offering. After giving effect to the sale of the 4,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $14.00 per share (after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company), the as adjusted pro forma net tangible book value of the Company at March 31, 1997 would have been approximately $43.2 million or $3.09 per share. This represents an immediate increase in such net tangible book value of $3.88 per share to existing stockholders and an immediate dilution of $10.91 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:



Assumed initial public offering price per share....................                $   14.00
  Pro forma net tangible book value per share as of March 31,
    1997...........................................................   $   (0.79)
  Increase per share attributable to new investors.................        3.88
As adjusted pro forma net tangible book value per share after this
  offering.........................................................                     3.09
                                                                                  -----------
Dilution per share to new investors in this offering...............                $   10.91
                                                                                  -----------
                                                                                  -----------


    The following table summarizes on a pro forma basis as of March 31, 1997, the number of shares of Common Stock purchased from the Company, the total cash consideration paid and the average price paid per share by the existing holders of Common Stock and by the new investors in this offering at an assumed initial public offering price of $14.00 per share:


                                             SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                          -----------------------  -------------------------     PRICE
                                             NUMBER      PERCENT      AMOUNT       PERCENT     PER SHARE
                                          ------------  ---------  -------------  ----------  -----------
Existing stockholders...................     9,972,976       71.0% $  29,597,620        35.0%  $    2.97
New investors...........................     4,000,000       29.0     56,000,000        65.0       14.00
                                          ------------  ---------  -------------  ----------
Total...................................    13,972,976      100.0% $  85,597,620       100.0%
                                          ------------  ---------  -------------  ----------
                                          ------------  ---------  -------------  ----------



    The foregoing table assumes the automatic conversion of all outstanding shares of Preferred Stock into Common Stock and excludes (i) 2,693,420 shares of Common Stock issuable upon the exercise of certain outstanding warrants at a weighted average exercise price of $2.96 per share which expire upon the closing of this offering or within 90 days thereafter. Such warrants may be exercised for cash or on a cashless basis at the option of the warrant holder; (ii) 2,900,000 shares of Common Stock reserved for issuance pursuant to the Company's Equity Incentive Plan, under which options to purchase 921,900 shares of Common Stock at a weighted average exercise price of $5.67 per share were outstanding as of March 31, 1997; (iii) 40,000 shares of Common Stock issuable upon exercise of outstanding options granted outside the Equity Incentive Plan as of March 31, 1997 at a weighted average exercise price of $3.50 per share; (iv) 1,042,981 shares of Common Stock issuable upon exercise of certain outstanding warrants at a weighted average exercise price of $12.57 per share; (v) 200,000 shares of Common Stock reserved for future issuance under the Company's Purchase Plan; and
(vi) 100,000 shares of Common Stock reserved for future issuance under the Company's Directors' Plan. To the extent that outstanding options or warrants are exercised in the future, there may be further dilution to new stockholders. See "Management -- Equity Incentive Plans," "Description of Capital Stock -- Warrants" and Notes 6, 7 and 9 to Financial Statements.

                       SELECTED FINANCIAL AND OTHER DATA

    The following table sets forth selected financial data of the Company as of and for each of the years in the five year period ended December 31, 1996 and as of and for the three month periods ended March 31, 1996 and 1997. The statements of operations data for each of the years in the three year period ended December 31, 1996 and the balance sheet data as of December 31, 1995 and 1996 have been derived from the financial statements of the Company, audited by Deloitte & Touche LLP, independent auditors, which are included elsewhere in this Prospectus. The statements of operations data for each of the years in the two year period ended December 31, 1993 and the balance sheet data as of December 31, 1992, 1993 and 1994 have been derived from audited financial statements of the Company which are not included in this Prospectus. The statements of operations data for the three month periods ended March 31, 1996 and 1997 and the balance sheet data as of March 31, 1997 have been derived from unaudited financial statements of the Company that include, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of the quarterly results. The operating results for the three months ended March 31, 1997 are not necessarily indicative of results that may be expected for the year ending December 31, 1997. The following information is qualified by reference to, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related Notes thereto included elsewhere in this Prospectus.


                                                                                                  THREE MONTHS ENDED
                                    INCEPTION TO             YEAR ENDED DECEMBER 31,                  MARCH 31,
                                    DECEMBER 31,   --------------------------------------------  --------------------
                                       1992(1)       1993(1)      1994       1995       1996       1996       1997
                                    -------------  -----------  ---------  ---------  ---------  ---------  ---------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER UNIT DATA)
STATEMENTS OF OPERATIONS DATA:
  Revenue.........................    $       8     $      15   $     325  $   1,063  $   8,312  $     746  $   3,995
  Expenses:
    Direct operating..............           46            45         488      1,336      7,258        888      3,450
    Regional sales and
      marketing...................           --             3          86        349      1,505        208        630
    Product research and
      development.................          383         1,368       1,648      1,830      3,969        661      1,441
    Selling, general and
      administrative..............          171           402       1,716      2,790      5,351        872      2,528
    Depreciation and
      amortization................           --            40         440      1,117      4,135        499      1,684
                                          -----    -----------  ---------  ---------  ---------  ---------  ---------
  Loss from operations............         (592)       (1,843)     (4,053)    (6,359)   (13,906)    (2,382)    (5,738)
  Other income (expense)
      Interest income.............           11            29          34        398        848        160        580
      Interest expense............           --            --        (297)      (208)    (2,661)       (87)    (2,344)
                                          -----    -----------  ---------  ---------  ---------  ---------  ---------
  Net loss before extraordinary
    item..........................         (581)       (1,814)     (4,316)    (6,169)   (15,719)    (2,309)    (7,502)
  Extraordinary item -- loss
    related to early retirement of
    debt..........................           --            --          --         --       (248)        --         --
                                          -----    -----------  ---------  ---------  ---------  ---------  ---------
  Net loss........................    $    (581)    $  (1,814)  $  (4,316) $  (6,169) $ (15,967) $  (2,309) $  (7,502)
                                          -----    -----------  ---------  ---------  ---------  ---------  ---------
                                          -----    -----------  ---------  ---------  ---------  ---------  ---------
  Pro forma net loss per share
    before extraordinary item
    (2)...........................           --            --          --         --  $   (1.44) $   (0.21) $   (0.69)
  Pro forma extraordinary item per
    share (2).....................           --            --          --         --      (0.02)        --         --
                                                                                      ---------  ---------  ---------
  Pro forma net loss per share
    (2)...........................           --            --          --         --  $   (1.46) $   (0.21) $   (0.69)
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
  Pro forma weighted average
    shares outstanding
    (000's)(2)....................           --            --          --         --     12,921     12,921     12,921

OTHER DATA:
  Number of new Coinstar units
    installed during the period...            4            13          31        215      1,238        169        428
  Installed base of Coinstar units
    at end of the period..........            4            17          48        263      1,501        432      1,929
  Number of regional markets......                          2           4         11         23         13         27

  Dollar value of coins
    processed.....................    $      --     $      74   $   5,245  $  17,701  $ 115,476  $  12,306  $  52,724
  Capital expenditures............            8           620       2,163      3,823     20,820      3,185      7,675
  Direct contribution (loss)
    (3)...........................          (38)          (30)       (163)      (273)     1,054       (142)       545
  Direct operating expense per
    average installed unit (4)....           --            --      20,353     11,717      8,610      2,515      2,037

                                                               DECEMBER 31,
                                           -----------------------------------------------------   MARCH 31,
                                             1992       1993       1994       1995       1996        1997
                                           ---------  ---------  ---------  ---------  ---------  -----------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments (5)........................  $      46  $   1,417  $   1,343  $  14,120  $  56,310   $  48,184
Total assets.............................         80      2,090      3,913     19,601     82,531      81,538
Total debt, including current portion....          4         --      4,660      1,658     70,065      72,188
Mandatorily Redeemable Preferred Stock...         --         --         --     23,548     24,972      24,972
Paid in capital..........................        657      4,239      4,512      5,409      6,871       6,947
Total stockholders' equity (deficit).....  $      76  $   1,844  $  (2,224) $  (7,471) $ (21,976)  $ (29,449)

------------------------------

(1) Commercial deployment of the units did not commence until 1994; therefore, certain information relating to 1992 and 1993 is not meaningful.

(2) See Note 2 to Financial Statements for an explanation of the determination of the number of shares used in computing pro forma net loss per share. Pro forma net loss per share is not presented for the years ended December 31, 1992 through 1995 due to the lack of comparability.

(3) Direct contribution (loss) is defined as revenue less direct operating expenses. The Company uses direct contribution (loss) as a measure of operating performance to assist in understanding its operating results. Direct contribution (loss) is not a measure of financial performance under GAAP and should not be considered in isolation or an alternative to gross margin, income (loss) from operations, net income (loss), or any other measure of performance under GAAP.

(4) Based on monthly averages of units in operation over the applicable period.


(5) Cash, cash equivalents and short-term investments include funds in transit, which represent amounts being processed by armored car carriers or residing in Coinstar units, of $767,000, $5.5 million and $8.3 million at December 31, 1995 and 1996, and March 31, 1997, respectively. Funds in transit prior to such dates are negligible.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW, IN "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company develops, owns and operates a network of automated, self-service coin counting and processing machines that provides consumers with a convenient means to convert loose coins into cash. The Company began field testing of a prototype unit in 1992 and commercial installation of units in supermarkets in 1994. The Company has increased its store installation base every year and as of March 31, 1997 had an installed base of 1,929 units located in supermarkets in 27 regional markets across the United States. In 1996, the Company significantly accelerated its plans for installation of the Coinstar units in various geographic regions.


    Beginning in 1995, the Company has devoted significant resources to building a sales and marketing organization, adding administrative personnel and developing the network systems and infrastructure to support the rapid growth of its installed base of units. The cost of this expansion and the significant depreciation expense of its installed network have resulted in significant operating losses to date and an accumulated stockholders' deficit of $36.4 million as of March 31, 1997. The continued rapid expansion of its installed base is expected to result in continued increases in the number of employees, marketing and field service personnel expenses in new regions and general and administrative expenses related to the ongoing development of information systems to support future growth. Consequently, the Company expects to incur increasing operating losses in the future. To date, the Company has funded its operating losses and capital expenditure requirements through the private sale of equity and in October 1996, the sale of the Notes for net proceeds of $62.9 million. In connection with the debt financing in October 1996, the Company began to prepare for accelerated future growth of its installed base by increasing expenditures on its field service organization, upgrading its systems engineering capabilities and developing and testing new marketing and promotion programs designed to increase coin processing volumes.



    The Company currently derives substantially all its revenues from coin processing services generated by its installed base of Coinstar units located in supermarket chains in 20 states across the country. The Company generates revenues based on a processing fee, currently 7.5%, charged on the total dollar amount of coins processed in a transaction. Coin processing fee revenue is recognized at the time the customers' coins are counted by the Coinstar unit. Overall revenue growth is dependent on both the rate of new installations and the growth in coin processing volumes of its installed base. The Company's experience to date is that coin processing volumes per unit have generally increased with the length of time the unit is in operation. The Company believes that coin processing volumes per unit may also be affected by other factors such as public relations, advertising and other activities that promote awareness of the units, as well as the amount of consumer traffic in the stores in which the units are located and seasonality. Given the Company's limited operating history, there can be no assurance, however, that unit volumes will continue to increase as a function of the time the unit is in operation, or that unit volumes will be affected by such other factors. The significant increase in the Company's installed base in 1996 and the first quarter of 1997 has resulted in a reduction in average age of all units in operation and consequently have contributed to a lower average revenue per unit. The Company expects that as it continues to aggressively expand installations relative to the size of its installed base, the average revenue per unit may similarly decrease even as the per unit dollar volume of mature units increases.

    Direct operating expenses are comprised of the regional expenses associated with Coinstar unit operations and support and consist primarily of coin pickup and processing, field operations support and related expenses, and retail operations support. Coin pickup and processing costs, which represent a major portion of direct operating expenses, vary based on the level of total coin processing volume and the density of the units within a region. The Company believes that while coin pickup and processing costs are variable based on units in service and coin volume generated, economies related to these direct expense components can be achieved through increasing the density of units in operation in regional markets. Field service operations and related expenses vary depending on the number of geographic regions in which Coinstar units are located and the density of the units within a region. Regional sales and marketing expenses are comprised of ongoing marketing, advertising and public relations efforts in existing market regions and startup marketing expenses incurred to launch the Coinstar service in new regional markets. Product research and development expense consists of the development costs of the Coinstar unit software, network applications, Coinstar unit sustaining engineering and new product development. Selling, general and administrative expenses are comprised of management compensation, administrative support for field operations, the customer service center, sales and marketing support, systems and engineering support, corporate services, and accounting, human resources and occupancy expenses. Depreciation and amortization consists primarily of depreciation charges on Coinstar units and, to a lesser extent, depreciation on furniture and fixtures and computer equipment and amortization of intangibles.


    The Company expects to continue to evaluate new marketing and promotional programs to increase the breadth and rate of customer utilization of its service and to engage in systems and product research and development. The Company intends to continue to invest in sales and marketing and product research and development, which is expected to negatively impact its operating results. The Company believes that its future revenue growth, operating margin gains and profitability will be dependent upon the penetration of its installed base with retail distribution partners in existing markets, expansion and penetration of installations in new market regions and successful ongoing marketing and promotional activities to sustain the growth in unit coin volume over time. Given the Company's limited operating history, unpredictability of the timing of installations with retail distribution partners and the resulting revenues, and the continued market acceptance of the Company's service by consumers and retail distribution partners, the Company's operating results for any quarter are subject to significant variation, and the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. See "Risk Factors--History of Sustained Operating Losses and Continuation of Such Losses," "Risk Factors--Limited Operating History," "Risk Factors--Uncertainty of Future Operating Results," "Risk Factors--Fluctuations in Quarterly Operating Results," "Risk Factors-- Dependence on Continued Market Acceptance By Consumers and Retail Distribution Partners," "Risk Factors--Possible Termination of Retail Distribution Partner Agreements," and "Business--Sales and Marketing."


RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1997 AND 1996

REVENUE

    Revenue increased to $4.0 million in the first three months of 1997 from $746,000 in the comparable 1996 period. The increase was due principally to the increase in the number of Coinstar units in service during the 1997 period and the increase in the volume of coins processed by the units in service during this period. The installed base of Coinstar units increased to 1,929 as of March 31, 1997 from 432 units as of March 31, 1996. The dollar value of coins processed increased to $52.7 million during the 1997 period from $12.3 million in the comparable 1996 period.

DIRECT OPERATING EXPENSES


    Direct operating expenses increased to $3.5 million in the first three months of 1997 from $888,000 in the comparable 1996 period. The increase in direct operating expenses was primarily attributable to increased coin pickup and processing costs as a result of the increased dollar volumes processed by the network and the increase in field service personnel expenses associated with the hiring and training of new field service personnel to support the Company's accelerated growth and its expansion into 14 new regional markets since March 31, 1996. Direct operating expenses as a percentage of revenue decreased to 86% in the 1997 period from 119% in the 1996 period. The Company anticipates that direct operating expenses will continue to increase as the number of installed units increases. However, direct operating expenses as a percentage of revenue are anticipated to decrease as (i) coin pickup and processing cost economies from regional densities are realized and (ii) field engineering expenses decrease as a percentage of revenue as the Company increases its density in its existing markets.


REGIONAL SALES AND MARKETING

    Regional sales and marketing expenses increased to $630,000 in the first three months of 1997 from $208,000 in the comparable 1996 period. The increase in regional marketing expense was the result of an increased level of advertising, cooperative promotion with its retail distribution partners and public relations efforts focused in the new regions installed during the 1997 period and the initial incurrence of ongoing marketing expenses in existing markets. The Company expects that the components of sales and marketing expenses in the future will include ongoing marketing expenses in existing markets and startup marketing expenses in new regions entered. The Company expects sales and marketing expenses to continue to increase as the Company expands the installed base of units and enters new regional markets.

PRODUCT RESEARCH AND DEVELOPMENT


    Product research and development expenses increased to $1.4 million in the first three months of 1997 from $661,000 in the comparable 1996 period. The principal component of such expenses was personnel compensation and the period-to-period increase was due largely to higher staffing levels required for the improvement of existing and development of new Coinstar unit software, hardware, network applications and development costs related to new service offerings. The Company expects to increase its product research and development expenditures during 1997 as it continues to add personnel in connection with operating systems improvements and the potential addition of value-added services. A portion of the product research and development expenses may be capitalized in the future.


SELLING, GENERAL AND ADMINISTRATIVE


    Selling, general and administrative expense increased to $2.5 million in the first three months of 1997 from $872,000 in the comparable 1996 period. The principal component of such expenses was personnel compensation and the period to period increase primarily reflects an investment in higher staffing levels during the second half of 1996 and first three months of 1997 to support the Company's rapid growth and expansion. The Company expects selling, general and administrative expenses to continue to increase in 1997 as the Company continues to add staff.


DEPRECIATION AND AMORTIZATION


    Depreciation and amortization expense increased to $1.7 million in the first three months of 1997 from $499,000 in the comparable 1996 period. The increase was primarily due to the increase in the installed base of Coinstar units during these periods. The Company expects depreciation and amortization expense to increase significantly over the next several years as a result of expected increases in the installation of Coinstar units.

INTEREST INCOME AND EXPENSE


    Prior to October 1996, the Company funded its liquidity needs primarily from the issuance of equity securities. In October 1996, the Company issued a total of $95 million aggregate principal amount at maturity of the Notes and certain related warrants. Accordingly, the Company has incurred significant non-cash interest expense from the amortization of the original issue discount and deferred financing fees on such debt.


    Interest income increased to $580,000 in the first three months of 1997 from $160,000 in the comparable 1996 period. The increase in interest income is attributable to higher invested cash balances resulting from net proceeds of $62.9 million received from the sale of the Notes in October 1996.

    Interest expense increased to $2.3 million in first three months of 1997 from $87,000 in the comparable 1996 period as a result of the sale of the Notes. The increase was due to the accretion of the Notes. No cash interest payments are due on the Notes until April 2000.


NET LOSS



    Net loss increased to $7.5 million in the first three months of 1997 from $2.3 million in the comparable 1996 period. The increase in net loss primarily was due to the fact that selling, general and administrative expenses, product, research and development expenses, and depreciation and amortization increased during the same period at a disproportionately higher rate than the Company's direct contribution margin. This was the result of the Company's decision to build the infrastructure necessary to support the rapid growth of its installed base of units. In the near term, the Company expects to continue to add infrastructure to support expected increases in its installed base, and as a result expects to incur increasing net losses. In the longer term, the Company expects that it will not be required to add as much infrastructure to support its installed base and as a result expects to achieve profitability as its direct contribution margin from its significantly larger base of installed units grows proportionately faster than its operating expenses. There can be no assurance, however, that the Company will install a sufficient number of units or obtain sufficient market acceptance to allow the Company to achieve or sustain profitability. See "Risk Factors--Dependence on Continued Market Acceptance By Consumers and Retail Distribution Partners."


YEARS ENDED DECEMBER 31, 1996 AND 1995

REVENUE

    Revenue increased to $8.3 million in 1996 from $1.1 million in 1995. The increase was due principally to the increase in the number of Coinstar units placed in service during 1996 and the increase in the volume of coins processed by the units in service during that year. The installed base of Coinstar units increased to 1,501 at the end of 1996 from 263 at the end of 1995. The dollar value of coins processed increased to $115.5 million during 1996 from $17.7 million in 1995.

DIRECT OPERATING EXPENSES


    Direct operating expenses increased to $7.3 million in 1996 from $1.3 million in 1995. The increase in direct operating expenses was primarily attributable to increased coin pickup and processing costs as a result of the increased dollar volumes processed by the network and the increase in field service personnel expenses associated with the hiring and training of new field service personnel to support the Company's accelerated growth and its expansion into 12 new regional markets in 1996. Direct operating expenses as a percentage of revenue decreased to 87% in 1996 from 126% in 1995.

REGIONAL SALES AND MARKETING

    Regional sales and marketing expenses increased to $1.5 million in 1996 from $349,000 in 1995. The increase in regional marketing expense was the result of an increased level of advertising, cooperative promotion with its retail distribution partners and public relations efforts focused in the new regions installed during 1996. Substantially all of the Company's sales and marketing expenses in 1996 were attributable to startup marketing activities as the Company increased its installed base to 23 regions at the end of 1996 from 11 regions in 1995.

PRODUCT RESEARCH AND DEVELOPMENT


    Product research and development expenses increased to $4.0 million in 1996 from $1.8 million in 1995 due largely to increased staffing levels required for the improvement of existing and development of new Coinstar unit software, hardware, network applications and development costs related to new service offerings. The Company expects to increase its product research and development expenditures in 1997 as it continues to add personnel in connection with operating systems improvements and the potential addition of value-added services. A portion of the product research and development expenses may be capitalized in the future.


SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses increased to $5.4 million in 1996 from $2.8 million in 1995. The increase primarily reflects an investment in higher staffing levels during the second half of 1996 to support the Company's rapid growth and expansion.

DEPRECIATION AND AMORTIZATION


    Depreciation and amortization expense increased to $4.1 million in 1996 from $1.1 million in 1995. The increase was primarily due to the increase in the installed base of Coinstar units during these years.


INTEREST INCOME AND EXPENSE

    Interest income increased to $848,000 in 1996 from $398,000 in 1995. The increase in interest income is attributable to higher invested cash balances resulting from net proceeds of $62.9 million received from the sale of the Notes in October 1996.

    Interest expense increased to $2.7 million in 1996 from $208,000 in 1995 as a result of the sale of the Notes in October 1996 and the accretion of such Notes since the original issue date to year end.


NET LOSS



    Net loss increased to $16.0 million in 1996 from $6.2 million in 1995. The increase in net loss primarily was due to disproportionately higher increases in operating expenses and interest expense as compared to increases in the Company's direct contribution margin. This was the result of the Company adding infrastructure during the year to support an expected increase in the number of installed units.


YEARS ENDED DECEMBER 31, 1995 AND 1994

REVENUE

    Revenue increased to $1.1 million in 1995 from $325,000 in 1994. The increase was due principally to the increase in the number of Coinstar units placed in service during 1995 and the increase in the volume of coins processed by the units in service during that year. The installed base of Coinstar units increased to 263 at the end of 1995 from 48 at the end of 1994. The dollar value of coins processed increased to $17.7 million during 1995 from $5.2 million in 1994.

DIRECT OPERATING EXPENSES


    Direct operating expenses increased to $1.3 million in 1995 from $488,000 in 1994. The increase in direct operating expenses was primarily attributable to increased coin pickup and processing costs as a result of the increased dollar volumes processed by the network and the overall growth of the number of units in service. The increase was also attributable to higher field service personnel expenses associated with the hiring and training of new field service personnel to support the Company's accelerated growth and its expansion into seven new regional markets in 1995. Operating expenses as a percentage of revenue decreased to 126% in 1995 from 150% in 1994.


REGIONAL SALES AND MARKETING

    Regional sales and marketing expenses increased to $349,000 in 1995 from $86,000 in 1994. The increase in regional marketing expense was the result of an increased level of advertising, cooperative promotion with its retail distribution partners and public relations efforts focused in the new startup regions installed during 1995. Substantially all of the Company's sales and marketing expenses in 1995 were attributable to startup marketing activities as the Company increased its installed base to 11 regions at the end of 1995 from four regions in 1994.

PRODUCT RESEARCH AND DEVELOPMENT

    Product research and development expenses increased to $1.8 million in 1995 from $1.6 million in 1994 due largely to the costs related to the improvement of existing and development of new Coinstar unit software, hardware, network applications and development costs related to new service offerings.

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses increased to $2.8 million in 1995 from $1.7 million in 1994. The increase primarily reflects an investment in higher staffing levels to support the Company's rapid growth and expansion.

DEPRECIATION AND AMORTIZATION


    Depreciation and amortization expense increased to $1.1 million in 1995 from $439,000 in 1994. The increase was primarily due to the increase in the installed base of Coinstar units during these years.


INTEREST INCOME AND EXPENSE

    Interest income increased to $398,000 in 1995 from $34,000 in 1994. The increase in interest income is attributable to higher invested cash balances resulting from the proceeds received from private debt and equity financings.

    Interest expense decreased to $208,000 in 1995 from $297,000 in 1994 primarily as a result of a lower average level of borrowings during 1995.


NET LOSS



    Net loss increased to $6.2 million in 1995 from $4.3 million in 1994. The increase in net loss was the result of operating expenses increasing at a higher amount than the Company's increase in revenue during the period.

INCOME TAXES

    At December 31, 1996 and 1995, the Company had net deferred tax assets of approximately $9.9 million and $4.4 million, respectively, resulting primarily from net operating loss and credit carryforwards available to offset future income and tax obligations, respectively. The extent to which the loss carryforwards can be used to offset future taxable income will be limited because of the ownership changes within any three-year period as provided in the Tax Reform Act of 1986. This offering may trigger such a limitation as a result of which the annual usage will be limited by the market value of the Company at the closing of the offering multiplied by the then current long-term tax exempt interest rate. Such federal carryforwards expire through 2011. Based upon the Company's history of operating losses and expiration dates of the loss carryforwards, the Company has recorded a valuation allowance to the full extent of its net deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES


    Since inception, the Company has funded its operations primarily through the private sale of equity securities, equipment lease financing, bank borrowings and the sale of the Notes. As of March 31, 1997, the Company had cash and cash equivalents of $16.3 million, short-term investments of $31.9 million and working capital of $34.6 million. Cash and cash equivalents include $8.3 million of funds in transit, which represent amounts being processed by armored car carriers or residing in Coinstar units. Net cash used by operating activities was $680,000 for the three months ended March 31, 1997 and net cash provided by operating activities was $564,000 for the three months ended March 31, 1996. Net cash used by operating activities was $3.4 million, $4.5 million, $2.6 million for 1996, 1995 and 1994, respectively. The principal use of cash for all periods was to fund net operating losses incurred, partially offset by depreciation and other non-cash charges, and in 1996 and the three months ended March 31, 1997 by an increase in accrued liabilities.



    Net cash used by investing activities during the three month period ended March 31, 1997 was $6.9 million and $3.2 million for the comparable 1996 period. Capital expenditures for such periods were $7.7 million and $3.2 million, respectively. Net cash used by investing activities was $53.2 million, $3.9 million and $2.2 million in 1996, 1995 and 1994, respectively. Capital expenditures for such years were $20.8 million, $3.8 million and $2.2 million, respectively. The majority of capital expenditures consist of the purchase of Coinstar units. The installed cost of the Coinstar unit decreased over time to approximately $13,500 in 1996 from approximately $22,200 in 1993. The Company expects the cost of the unit to continue to decrease in 1997. In 1996, $32.2 million of the Company's investing activities were for the purchase of short-term investments. At the end of 1996, the Company's purchase commitments for 1997 totalled $8.7 million.


    Net cash used by financing activities for the three month period ended March 31, 1997 was $6,900 and net cash provided by financing activities for the three month period ended March 31, 1996 was $578,000. Net cash provided by financing activities was $66.3 million, $21.2 million and $4.7 million in 1996, 1995 and 1994, respectively. For 1996, financing activities consisted primarily of the sale of the Notes. For 1995, financing activities consisted primarily of proceeds from the sale of Preferred Stock. For 1994, financing activities consisted primarily of borrowings under short-term debt obligations which were subsequently converted into Preferred Stock.

    During 1995, the Company entered into a loan agreement which allowed for maximum borrowings of $2.0 million to be drawn under specific notes and secured by certain equipment of the Company. The Company drew down approximately $2.0 million under five separate notes between November 1995 and February 1996. The effective annual interest rate on this loan was 17.5%, and the loan was due in monthly installments. The Company repaid this note in December 1996. In connection with this loan, the Company issued 49,231 detachable warrants to purchase shares of Series C Preferred Stock at an exercise price of

$3.25. Upon the closing of this offering, such warrants will automatically convert into warrants to purchase an equivalent number of shares of Common Stock.

    In January 1996, the Company entered into a loan agreement which allows for maximum borrowings of $3.0 million to be drawn under specific notes secured by certain equipment of the Company. During 1996, the Company drew the entire $3.0 million. The effective annual interest rate on this loan is 16.6% and the loan is due in monthly installments that will be paid through October 1999. In connection with this loan, the Company issued detachable warrants to purchase 93,750 shares of its Series D Preferred Stock at an exercise price of $4.00. Upon the closing of this offering, such warrants will automatically convert into warrants to purchase an equivalent number of shares of Common Stock.

    In August 1996, the Company entered into a $7.0 million term loan facility and a $250,000 line of credit. The facility was secured by certain Coinstar units and all remaining corporate assets, excluding specific equipment currently under lease or purchase money security interest. The Company drew approximately $4.5 million on this loan during 1996. The term loan bore interest at the rate of prime plus 3.5% and was payable on December 31, 2000. The line of credit bore interest at the rate of prime plus 3.0% and expired on August 12, 1997. The Company paid off this loan in December 1996. In connection with this loan, the Company issued detachable warrants to purchase 51,176 shares of its Series D Preferred Stock at an exercise price of $4.25. Upon the closing of this offering, such warrants will automatically convert into warrants to purchase an equivalent number of shares of Common Stock.

    In October 1996, the Company issued and sold a total of $95.0 million in aggregate principal amount at maturity of the Notes due 2006, and warrants to purchase an aggregate of 665,000 shares of Common Stock at a nominal exercise price for proceeds, net of issuance costs, of $62.9 million. Although interest is not payable prior to April 1, 2000, the carrying amount of such indebtedness accretes as the original issue discount is amortized through maturity in October 2006 and the Company's interest expense includes such accretion. Cash interest on the Notes will accrue and be payable semi-annually in arrears at the rate of 13.0% per annum, on October 1 and April 1. No principal payments on the Notes are due prior to maturity in 2006. The Notes are redeemable at the option of the Company in whole or in part within 60 days of the consummation of the Company's initial public offering for an amount equal to 118% of the accreted value as of the date of redemption, plus accrued and unpaid interest and liquidated damages, if any. Otherwise the Notes are redeemable after October 1, 2001 at declining redemption prices to maturity. The indenture governing the Notes contains certain covenants that, among other restrictions, limit the Company's ability to pay dividends or make other restricted payments, engage in transactions with affiliates, incur additional indebtedness, effect asset dispositions or merge or sell substantially all its assets.

    The Company intends to use the net proceeds from this offering predominantly to fund capital expenditures and for working capital purposes in connection with the continued expansion of the Coinstar network, for product research and development, deployment of enhancements to the Coinstar unit and the coin processing network and for general corporate purposes. A portion of the proceeds may also be used for early retirement of existing indebtedness, which may include the purchase or redemption of a portion of the Notes, for investment purposes related to the expansion of the business, including internationally, and for one or more acquisitions of or investments in businesses or technologies that are complementary to those of the Company. The Company currently has no commitments or understandings with respect to the retirement of debt or international expansion nor is it presently engaged in any discussions or negotiations for such acquisitions. Pending such uses, the Company intends to invest the net proceeds of this offering in short term, investment grade securities.


    The Company believes that the net proceeds from this offering, together with existing cash equivalents and short-term investments will be sufficient to fund its cash requirements and capital expenditure needs for the continued expansion of the Coinstar network at the recent installation rate for at least the next twelve months. The extent of additional financing needed will depend on the success of the Company's business. If the Company significantly increases installations beyond planned levels or if unit coin processing volumes generated are lower than historical levels, the Company may seek additional external financing to fund its cash needs. The Company's future capital requirements will depend on a number of factors, including the timing and number of unit installations, the type and scope of service enhancements, and the level of market acceptance of the Company's service. In addition, beginning in April 2000, the Company will have debt service obligations under the Notes that were issued in October 1996 of over $12 million per year until October 2006, at which time the principal amount of the Notes ($95.0 million) will be due.


QUARTERLY FINANCIAL RESULTS

    The following table sets forth selected unaudited quarterly financial information and operating data for the last five quarters. This information has been prepared on the same basis as the Company's Financial Statements and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of the quarterly results for the periods. The operating results and data for any quarter are not necessarily indicative of the results for future periods.

                                                                         THREE MONTHS ENDED
                                                  ----------------------------------------------------------------
                                                   MARCH 31,   JUNE 30,   SEPTEMBER 30,  DECEMBER 31,   MARCH 31,
                                                     1996        1996         1996           1996         1997
                                                  -----------  ---------  -------------  ------------  -----------
                                                       (DOLLARS IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)
STATEMENTS OF OPERATIONS DATA:
Revenue.........................................   $     746   $   1,388    $   2,830     $    3,349    $   3,995
Expenses:
  Direct operating..............................         888       1,321        2,110          2,940        3,450
  Regional sales and marketing..................         208         407          396            494          630
  Product research and development..............         661         762        1,014          1,533        1,441
  Selling, general and administrative...........         872       1,067        1,425          1,987        2,528
  Depreciation and amortization.................         499         796        1,098          1,741        1,684
Loss from operations............................   $  (2,382)  $  (2,965)   $  (3,213)    $   (5,346)   $  (5,738)

OTHER DATA:
Number of new Coinstar units installed during
  the period....................................         169         364          413            292          428
Installed base of Coinstar units at end of
  period........................................         432         796        1,209          1,501        1,929
Number of regional markets......................          13          18           22             23           27

Dollar value of coins processed.................   $  12,306   $  20,692    $  37,637     $   44,841    $  52,724
Direct contribution (loss) (1)..................        (142)         67          720            409          545
Direct operating expense per average installed
  unit (2)......................................       2,515       2,205        2,055          2,112        2,037

------------------------------

(1) Direct contribution (loss) is defined as revenue less direct operating expenses. The Company uses direct contribution (loss) as a measure of operating performance to assist in understanding its operating results. Direct contribution (loss) is not a measure of financial performance under GAAP and should not be considered in isolation or an alternative to gross margin, income (loss) from operations, net income (loss), or any other measure of performance under GAAP.

(2) Based on monthly averages of units in operation over the applicable period.

    Based on historical results of operations, the Company believes that customer usage of the Coinstar units follows a seasonal pattern resulting in lower customer usage during the months corresponding to the Company's first and fourth fiscal quarters. The Company's revenue growth in the third and fourth quarters reflects the acceleration of Coinstar unit installations beginning in the second quarter and higher coin volumes generated by its older units in service, offset in part by the seasonally lower coin processing volume of its installed base. In addition to the seasonal impact of fourth quarter revenues, direct contribution in the fourth quarter reflects higher direct operating expenses as a percentage of revenue and higher field service expenses from the anticipated entry into new regional markets. Higher coin pickup and processing costs were attributable principally to seasonally lower volumes and a semi-fixed pickup schedule largely in effect during the period. The Company experienced improved pickup efficiencies in the quarter ended March 31, 1997 and continues to take measures to optimize such efficiencies.

    In addition to fluctuations in revenue resulting from factors affecting customer usage, timing of unit installations will result in significant fluctuations in quarterly results. The rate of installations does not follow a regular pattern, as it depends principally on installation schedules determined by agreements between the Company and its retail distribution partners, variable length of partner trial periods and the planned coordination of multiple partner installations in a given geographic region.

    Increasing quarterly losses from operations during the periods presented were the result of higher direct operating expenses associated with the significant increase in the Company's installed base, higher depreciation and amortization expense from the expansion of the installed base and the significantly higher level of systems infrastructure and management personnel to support the Company's accelerated growth. The Company expects to continue to incur substantial and increasing quarterly operating losses from operations as it plans to significantly increase its installed base of Coinstar units.

NEW ACCOUNTING PRONOUNCEMENT

    Statement of Financial Accounting Standard (SFAS) No. 128, EARNINGS PER SHARE, was recently issued and is effective for the Company's fiscal year ending December 31, 1997. This statement requires a change in the presentation of earnings per share. Early adoption of this statement is not permitted. Management believes that the impact of the adoption of this statement on the financial statements, taken as a whole, will not be material.

                                    BUSINESS

SUMMARY


    The Company develops, owns and operates a network of automated, self-service coin counting and processing machines that provide consumers with a convenient means to convert loose coins into cash. The Coinstar units, located in supermarkets in 20 states across the country, accept and count accumulated loose coins deposited by consumers and issue vouchers listing the total number, denominations and dollar value of coins processed less a processing fee charged by the Company, currently 7.5%. The vouchers are redeemable by customers at store cashiers for either credit towards retail purchases or cash, regardless of whether a purchase is made. The Company believes its service addresses a significant consumer need for a convenient and reliable coin processing method. The Coinstar service provides consumers with a means of redeeming accumulated loose coins and an alternative to manually presorting, counting and wrapping coins typically required for cash redemption at a bank. Since inception, the network has processed over 7 million customer transactions consisting of over 5 billion coins worth over $190 million. The Company began commercial deployment of the Coinstar network in 1994 and, in 1996, significantly accelerated its plans for installation of the Coinstar units in various geographic regions. As of March 31, 1997, the Company had an installed base of 1,929 units located in supermarkets in 27 regional markets across the United States.



    The Company believes a key competitive advantage is its significant expertise accumulated over the past five years in designing and manufacturing the Coinstar units, in developing and supporting a wide-area communications network capable of receiving and transmitting data to all Coinstar units, and in building a dedicated field service organization with the ability to rapidly deploy and service the Coinstar units. The Coinstar unit is a highly reliable, modularly designed, free-standing machine controlled by an internal computer connected to the Company's wide-area communications network. The network is critical to providing high availability of the Coinstar units, maintaining a high level of customer service and managing direct operating costs. The reliability of the Coinstar unit and the utilization of the communications network, in conjunction with the support of the Company's regional field service organization, have resulted in median availability of units in operation of over 98%. In addition, the network is used to distribute store-specific promotional programs such as electronic offers, coupons and advertising.


    The Company's primary objective is to extend its position as the leading provider of automated, self-service coin processing services and to develop new value-added services that can be delivered through its network. Principal elements of the Company's growth strategy include: (i) increasing penetration of its installed base in supermarkets in the largest DMAs nationwide; (ii) developing and implementing new marketing programs and initiatives to promote consumer awareness and usage of its service; and (iii) entering new distribution channels for the installation of the Coinstar unit, such as banks, convenience stores and mass merchants, and, potentially, international distribution channels. The Company will continue to evaluate new consumer service offerings that could be developed to capitalize on its ownership and operation of a networked service and delivery platform in high traffic retail locations. The modular construction of the Coinstar unit facilitates the potential addition of peripherals to provide additional services such as targeted electronic promotions, event ticketing and smart card applications.

THE RECURRING FLOW OF COINS IN THE ECONOMY


    The company believes consumers in the United States conduct an estimated 288 billion cash transactions annually, which the Company estimates result in approximately $144 billion of coin flow each year. Based on the current population in the United States, each person handles approximately $600 in coins each year. To support this flow of coins in the economy, the U.S. Mint has produced $15 billion in new coins over the past 25 years. According to the U.S. Mint, the circulating stock of coins used in cash transactions is approximately $8 billion, which the Company estimates turns over approximately 18 times a year. The prevalence of coins in cash transactions and the lack of a convenient alternative for converting coins into cash has resulted in an estimated $7 billion of non-circulating coins that has been increasing at the rate of approximately $250 million annually. New coins are made to replace those that fall out of circulation and to support the increasing size of the economy. In 1996 alone, the U.S. Mint produced over 19 billion new coins worth approximately $1 billion. The Company believes a significant market opportunity exists for providing a convenient method of redeeming non-circulating coins and recycling the recurring coin flow in the United States economy, although the Company's ability to capture a significant portion of this market opportunity is limited by the current scope of its operations, its dependence on market acceptance and other factors. See "Risk Factors."


    The Company believes there is no widely available technology to quickly, accurately and reliably sort and count odd volumes of coins in a self-service environment. Traditionally, banks and other depository institutions have been the primary means by which consumers could convert coins into cash, but they typically have provided the service only to their depositors and generally only after the coins have been pre-sorted, counted and wrapped in paper rolls by the consumer, an inefficient and labor-intensive process. The lack of an efficient, hassle-free alternative for consumers to convert coins into cash presents the Company with a significant opportunity to capitalize on redeeming non-circulating coins as well as recycling coins on a regular basis. In 1996, the Coinstar network recycled nearly 3.4 billion coins worth over $115 million.

                                [CHART]

THE COINSTAR SOLUTION


    The Company has designed, developed and is commercially deploying, in scale, what the Company believes to be the first and only widespread network of automated, self-service coin counting and processing machines. The Company believes its service addresses a significant consumer need for a convenient and reliable coin processing method. The Coinstar service provides consumers with a means of redeeming accumulated loose coins and an alternative to manually presorting, counting and wrapping coins typically required for cash redemption at a bank or other depository institution. The Company believes a key competitive advantage is its significant expertise accumulated over the past five years in designing and manufacturing the Coinstar units, in developing and supporting a wide-area communications network capable of receiving and transmitting data to all Coinstar units, and in building a dedicated field service organization with the ability to rapidly deploy and service the Coinstar units.



    Consumers take their accumulated loose coins to a supermarket or other retail distribution channel, process them in a Coinstar unit and receive a voucher. The voucher lists the total number, denominations and dollar value of coins processed less a processing fee charged by the Company, currently 7.5%. The voucher is redeemable by the customer at the store cashier for either credit towards retail purchases or cash, regardless of whether a purchase is made.


    The key elements of the Coinstar system are:

    - COINSTAR UNIT. The Coinstar unit is an automated, self-service coin processing machine that incorporates certain hardware, electronics, and software components in a free-standing unit. The unit is highly accurate, durable, easy to use and service, and capable of processing up to 600 coins per minute. The Company's proprietary advances relating to certain aspects of coin processing enable the Coinstar unit to handle moisture, dirt, lint and other debris with infrequent clogging or malfunctioning, essential features for operating in a self-service environment. Each unit is controlled by an internal computer that runs a multi-tasking operating system and is connected to the Company's wide-area communications network. The unit's flexible modular design, developed after extensive field testing, supports new applications developed by the Company, systems upgrades and expansion to address evolving customer needs.

    - NETWORK. The Coinstar units have been designed to operate as part of a two-way, wide-area communications network. The network is designed to allow the Coinstar units to transmit key financial data and operating statistics to headquarters on a daily basis. This information allows the Company to accurately track unit coin flows and operating performance, enabling the Company to efficiently schedule coin pickups, provide unit service and perform essential accounting and reporting functions. In addition, the network enables the Company to configure the units remotely with a variety of operational data, store specific advertising, on-screen promotions, coupons and future enhancements to the Coinstar unit.

    - REGIONAL FIELD SERVICE ORGANIZATION. The Company has built a regional field service organization with the primary goal of providing highly responsive service to its retail distribution partners. The field service organization is responsible for installing units, performing preventative maintenance and repairs, and ensuring efficient collection and handling of coins.

    The reliability of the Coinstar unit and the utilization of the communications network, in conjunction with the support of the Company's regional field service organization, have resulted in median availability of units in operation of over 98%.

    The Company's Coinstar units, first test marketed in 1993, were in operation in 1,929 supermarkets in 27 market regions across the United States as of March 31, 1997. The following table sets forth key data which highlight the Company's growth:

                                                                                          THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                       MARCH 31,
                                   --------------------------------------------------  ------------------------
                                      1993         1994         1995         1996         1996         1997
                                   -----------  -----------  -----------  -----------  -----------  -----------
Installed base of Coinstar units
  at end of period...............           17           48          263        1,501          432        1,929
Number of regional markets.......            2            4           11           23           13           27
Number of full time employees....           15           35           56          160           68          213
Number of coins processed (in
  millions)......................            2          147          461        3,407          351        1,543
Dollar value of coins processed
  (in thousands).................  $        74  $     5,245  $    17,701  $   115,476  $    12,306  $    52,724

BUSINESS STRATEGY

    The Company's primary objective is to extend its position as the leading provider of automated, self-service coin processing services and to develop new value-added services that can be delivered through its network. Principal elements of the Company's growth strategy include the following:

INCREASE UNIT PENETRATION IN SUPERMARKETS IN LEADING MARKETS


    The focus of the Company's growth has been to increase its installed base in supermarkets in some of the largest DMAs in the country. The Company believes that installation of Coinstar units in supermarket chains provides meaningful benefits to its retail distribution partners, such as offering a new customer service, increasing store traffic, promoting sales and generating media coverage. The Company has targeted supermarkets as its initial primary distribution channel for deployment of its units because of the prevalence of large regional chains, geographic concentration of stores and recurring consumer traffic, all of which create economies of scale for the marketing, deployment and operation of the Coinstar units. The Company estimates that there are approximately 30,000 supermarkets in the United States, although not all are located in regions targeted by the Company.


INCREASE COIN VOLUME

    The Company believes that increasing the volume of coins processed by each unit is dependent on generating greater consumer awareness of the service. The Company is increasing public relations initiatives associated with new market launches, developing additional cooperative advertising programs with its retail distribution partners and increasing its field marketing activities. Additionally, in May 1997 the Company began a pilot program in the western region of the State of Washington that provides consumers with a means for making tax-deductible cash donations to participating non-profit organizations of their choice through the Coinstar unit.

ENTER NEW DISTRIBUTION CHANNELS

    BANKS AND OTHER DEPOSITORY INSTITUTIONS. The Company believes that it could provide banks and other depository institutions with an economical way to handle their in-branch coin processing needs. Traditionally, banks and other depository institutions have been the primary means by which consumers could convert coins into cash, but they typically have provided the service only to their depositors and generally only after the coins have been pre-sorted, counted and wrapped in paper rolls by the consumer, an inefficient and labor-intensive process. However, many banks and other depository institutions would rather not spend the resources required for coin deposit services and are making it increasingly difficult for consumers to convert coins into cash at the teller window. The Company believes it can provide these banks and depository institutions with a turnkey program that requires no capital investment and that offers a new customer service. This program could result in a significant reduction in teller time and associated coin handling costs, and a potential new source of consumer and vendor deposits. There are over 100,000 banks and depository institutions located in the United States. The first pilot program with a regional bank was deployed in May 1997, although not all are located in regions targeted by the Company.



    CONVENIENCE STORES AND MASS MERCHANTS. The Company believes that, like supermarkets, convenience stores and other mass merchants represent a viable retail distribution channel for its service, offering a large market of potential consumers, a convenient location for multiple consumer visits and opportunities for large-scale deployments. Accordingly, the benefits offered to these potential retail distribution partners for placing a Coinstar unit on their premises are similar to those realized by supermarkets. There are over 55,000 convenience stores and over 15,000 mass merchants in the United States, although not all are located in regions targeted by the Company.


    INTERNATIONAL MARKET. A number of potential retail distribution partners in foreign countries have expressed interest in international expansion of the Coinstar network. The Company believes that its network and software technology could be adapted to meet the requirements of several foreign coin sets.

DEVELOP NEW VALUE-ADDED SERVICES FOR DELIVERY THROUGH THE NETWORK


    The Company will continue to evaluate new consumer service offerings that could be developed to capitalize on its ownership and operation of a networked computerized service and delivery platform in high traffic retail locations. The Coinstar unit is designed with an internal computer, high-speed two-way communications system, color monitor, printer, keypad and speaker, which give the Company the flexibility to upgrade its current services offerings and to expand to new applications. The modular construction of the Coinstar unit also facilitates the potential addition of other peripherals, such as card readers, scanners, and touch screens, which could enable the Company to provide additional services such as point of sale links, smart card applications, frequent shopper program links, electronic promotions, coupons, advertising and event ticketing, such as movies and concerts. The Company believes that such additional services may increase the value of a transaction to a customer and promote usage of the Coinstar unit. Although the Company frequently evaluates the relative risks and merits of introducing new value-added services, the Company has not made a determination to add any of the value-added services described above and does not have any current plans to incorporate such additional services.


SALES AND MARKETING

    The Company's current sales and marketing efforts are focused on expanding the Coinstar network within the United States and generating higher coin volumes for each Coinstar unit. The Company's retail distribution partner marketing strategy is to significantly increase its penetration with existing retail distribution partners as well as to establish relationships with new retail distribution partners in the 50 largest DMAs. The Company's consumer marketing strategy highlights the core benefits to consumers, which the Company believes are convenience and increased disposable income, to help build market awareness and increase consumer usage.

MARKETING TO RETAIL DISTRIBUTION PARTNERS

    The Company's retail development group is responsible for increasing the installed base of Coinstar units within retail chains in the 50 largest DMAs. Since the Coinstar service combines many aspects of the marketing, advertising, accounting and operations of potential retail distribution partners, sales calls can be made at the corporate, regional and store level of retail chains in each DMA. Entry and expansion within a chain is frequently accomplished through a two stage process, whereby a chain places a limited number of Coinstar units in its stores for an evaluation period, after which it decides whether to commit to chain-wide expansion. When marketing to supermarkets, the Company highlights the following key benefits of its service:

    - ENHANCES CUSTOMER SERVICE. Supermarket retailing is a highly competitive business with low margin, high volume unit economics that demands tight expense control. As a result, supermarkets continuously pursue cost savings initiatives and customer service opportunities to encourage shopper loyalty and attract new shoppers. The Coinstar unit enables supermarkets to provide a convenient service to their customers using minimal store space, while incurring virtually no additional cost.

    - INCREASES STORE TRAFFIC. The Company believes that installation of the Coinstar unit helps to increase store traffic. A market study conducted in 1995 by Griggs & Anderson Research, an independent market research firm hired by the Company, indicated that 33% of the Coinstar unit users were not in the store in which they normally shop. A survey conducted in 1996 by Northwest Research Group indicated that 87% of the respondents stated that they would visit another store to use the Coinstar unit if it were not installed in the store they regularly visit.

    - PROMOTES SALES. The Company believes that installation of the Coinstar unit can promote sales for its retail distribution partners by putting new disposable income in shoppers' hands while they are in the store. Coinstar customers are more likely to make a purchase in the store because they generally must redeem their vouchers at a check-out counter. The Company's market study indicated that 77% of customers spent some or all of their voucher in the store and, on average, customers who spent at least a portion of their voucher estimated that they spent 70% of their voucher in the store. Moreover, the study indicated that, of the Coinstar users who were not in the store in which they usually shop, 79% made purchases in that store. This first opportunity at new "found" money provides supermarkets with an increased opportunity of generating incremental sales.

    - GENERATES MEDIA COVERAGE. In order to increase awareness of the Coinstar unit and the supermarkets in which they are located, the Company usually launches a public relations effort in a new region or for a new supermarket partner, including coverage by the mass media, in-store merchandising, demonstrations and co-operative advertising.

    The following table presents the Company's historical unit growth and geographical expansion over the last four years and during the first quarter ended March 31, 1997. As of March 31, 1997, the Company's network of Coinstar units was operating in 1,929 supermarket stores located in 20 states.

                            UNIT EXPANSION BY STATE

                                                 DECEMBER 31,
                                          --------------------------  MARCH 31,
STATE                                     1993   1994   1995   1996     1997
----------------------------------------  ----   ----   ----   -----  ---------
California..............................   17     30    112      491      511
Washington..............................          18     55       93       99
North Carolina..........................                 32       70       97
Virginia................................                 24       37       37
New York................................                 19      153      200
New Jersey..............................                 13       98      173
Ohio....................................                  6       83      113
South Carolina..........................                  2        3       29
Texas...................................                         135      158
Pennsylvania............................                          98      104
Indiana.................................                          58       83
Massachusetts...........................                          54       56
Arizona.................................                          51       52
Georgia.................................                          33       76
Colorado................................                          31       49
Delaware................................                           7        9
Kentucky................................                           5        5
Vermont.................................                           1        1
Michigan................................                                   57
Utah....................................                                   20
                                          ----   ----   ----   -----  ---------
Total installed units...................   17     48    263    1,501    1,929
                                          ----   ----   ----   -----  ---------
                                          ----   ----   ----   -----  ---------

    The Company estimates that there are approximately 30,000 supermarkets in the United States. The following table set forth, as of March 31, 1997 for each supermarket chain, the number of Coinstar units installed, the total number of stores in operation and the penetration of the Company's installed base.


                                                                UNITS        TOTAL
CHAIN                                                         INSTALLED   STORES (1)    PENETRATION
-----------------------------------------------------------  -----------  -----------  --------------
A & P......................................................          63          427           15%
Bel Air....................................................          16           17           94
Bi-Lo......................................................          32          261           12
Cala Foods.................................................          19           29           66
Fleming Foods..............................................          14           87           16
Food 4 Less................................................          74           77           96
Gerland's..................................................          20           20          100
Giant Eagle................................................          98          104           94
Grand Union................................................          20          224            9
Haggen's...................................................          15           17           88
Harris Teeter..............................................          82          136           60
Hughes Family Markets......................................          57           57          100
King Kullen................................................          44           47           94
Kroger(2)..................................................         366        1,372           27
Larry's Markets............................................           5            6           83
Lucky Stores...............................................          13          436            3
Marsh Supermarkets.........................................          58           86           67
Pathmark Stores............................................         118          144           82
Price Chopper..............................................          38           93           41
Quality Food Centers.......................................          76           89           85
Raley's....................................................          45           70           64
Ralph's....................................................         254          265           96
Randall's..................................................          69           71           97
Safeway....................................................           5          836            1
Save Mart..................................................          22           92           24
Shop-Rite..................................................          52           54           96
Smith's....................................................          72          150           48
Star Market................................................          51           51          100
Tom Thumb..................................................          48           51           94
Twin County Grocers(3).....................................          18           22           82
Waldbaum's.................................................          49           90           54
Other(4)...................................................          16           --           --
                                                                  -----        -----          ---
  Total(5).................................................       1,929        5,481           35%
                                                                  -----        -----          ---
                                                                  -----        -----          ---


------------------------

(1)  Source: Company estimates and TRADE DIMENSIONS.


(2)  Includes King Soopers Stores, a division of Kroger.



(3)  Includes Foodtown Stores, a division of Twin County Grocers.



(4) Includes units in the following supermarkets: Acme (2 units), Food Lion, Food Mark (3 units), L&R Food, Mega Foods,
     Olson's, Pak-n-Sav, Stater (5 units) and Super Fresh.



(5) Does not include supermarkets with installations or agreements after March 31, 1997 which include: ABCO, Clemens,
     Dominick's, Kash 'n Karry, Omni, Schwegmann, Top Valu and Vons.

    Generally, the Company enters into separate agreements with each of its retail distribution partners, providing for the Company's exclusive right to provide coin processing services in their retail locations. These contracts generally have terms ranging from two to three years and are generally terminable by either party with advance notice of at least 90 days. The Company and the retail distribution partner may also agree to certain marketing arrangements, such as promotional and public relations activities and advertising. In addition, Coinstar units in service in several supermarket chains account for a significant portion of the Company's revenue. In 1996 and the first quarter ended March 31, 1997, Coinstar units in service in three supermarket chains accounted for approximately 36.2% and 30.3%, respectively, of the Company's revenue for such periods. The units in service in two of these chains, Ralphs and QFC-Hughes, accounted for approximately 12.7% and 14.9%, respectively, of the Company's 1996 revenue and 12.2% and 9.1%, respectively, of the Company's revenue in the first quarter ended March 31, 1997. Mr Weinstein, a director of the Company, is also a director of QFC-Hughes. The termination of any one or more of the Company's contracts with its retail distribution partners could have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. See "Risk Factors--Fluctuations in Quarterly Operating Results" and "Risk Factors--Possible Termination of Retail Distribution Partner Agreements."


MARKETING TO CONSUMERS

    Since the Company offers a new consumer service, an important element of its marketing strategy is to increase overall consumer awareness of the benefits of the service. Independent market research conducted in a sample of installed regions in October 1996 indicates that a majority of the consumers questioned were unaware of the Coinstar service. To promote consumer awareness, the Company is implementing an aggressive awareness-building campaign that it believes will further increase dollar volumes processed by the Coinstar units.

    The Coinstar unit has been designed to be prominently branded, highly identifiable, easily recognized and capable of self promotion to consumers. The Coinstar unit is generally located near the primary entrance areas of supermarkets and in clear view of the check-out counters or service centers. The Company is continually developing additional techniques such as the use of sound and animation that, when added to the Coinstar unit, are intended to attract consumers and stimulate awareness and trial.

    The Company markets to its supermarket partners' existing customer base by communicating through advertising media already used by such supermarket partners, such as cooperative newspaper advertisements and direct mail circulars, window signs, bag stuffers or printed bags, shelf talkers, in-store demonstrations and other merchandising aids.

    The Company also promotes the Coinstar unit to consumers in general by media which include the use of free-standing newspaper advertisements, billboards, radio and television commercials, targeted mailings and door-hangers. The Company plans to continue to capitalize on its promotional opportunities as it enters new markets and expands into existing markets with new or existing retail distribution partners. The Company has generally found local, regional and national press to be receptive to the Coinstar service and willing to devote space and/or air time to communicate the Company's message.

    The Company is also developing other programs designed to increase the breadth and volume of consumer usage. In May 1997, the Company began a pilot philanthropic service program in the western region of the State of Washington that the Company believes provides non-profit organizations with a highly cost-effective means of raising money. The new program enables non-profit organizations to be designated by the customer as recipients of the dollar value of coins processed by the Coinstar unit. This program provides consumers with a simple means for making tax-deductible donations. Instead of receiving a voucher to be redeemed at the retail distribution partner's check-out counter, the consumer receives a printed receipt evidencing the value of their donation. The Company has modified the functionality of the Coinstar unit so that consumers can designate the full value of their processed coins to a participating organization. The Company and the participating organizations will conduct joint promotional marketing for the new service. The organizations pay the Company a fee based on the amount of money raised through this new service that is significantly less, in general, than the amount these organizations would otherwise spend to raise funds. See "Risk Factors--Dependence on Continued Market Acceptance by Consumers and Retail Distribution Partners."


THE COINSTAR SYSTEM

    The Coinstar system consists of a robust and highly reliable unit, a two-way, wide-area communications network capable of receiving and transmitting data to and from all units and a dedicated field service organization. The reliability of the Coinstar unit and the utilization of the communications network, in conjunction with the support of the Company's regional field service organization, have resulted in median availability of units in operation of over 98%.

COINSTAR UNIT


    The Coinstar unit is comprised of a coin input and cleaning process, a coin counter that is designed to be jam-resistant, coin collection bins, a computer, a thermal printer, an input keypad, an internal phone and a color monitor. The Coinstar unit is highly accurate, durable, easy to use and service, and capable of processing up to 600 coins per minute. The counter detects foreign coins, slugs, debris and damaged coins and directs the coins processed to collection trolleys located inside the Coinstar unit. The Company's proprietary advances relating to certain aspects of coin processing enable the Coinstar unit to handle moisture, dirt, lint, and other debris with infrequent clogging or malfunctioning, essential features for operating in a self-service environment. In October 1996 and April 1997, the Company was issued United States patents relating to removing debris from coins processed in a self-service environment and other aspects of self-service coin processing.


    The Coinstar unit is controlled by an internal computer that runs multi-tasking operating system. In addition to controlling and coordinating Coinstar unit functions, the computer electronically records nearly all aspects of the unit's operation. The unit electronically logs extensive transaction information such as a unique transaction number, the dollar amount, time and duration of each transaction, the numbers of each type of coin processed and the number of rejected coins. Aggregate log information is transmitted daily over the Company's wide-area communications network to the Company's headquarters for analysis and backup.

    The Coinstar unit is also equipped with a telephone handset that enables supermarket personnel to connect directly to the Coinstar Customer Service Center via a toll free number, providing store personnel direct support in the event assistance is required.

NETWORK SYSTEM AND TECHNOLOGY


    The Company believes that the availability of current performance, configuration, and financial data through the wide-area communications network is critical to providing high availability of the Coinstar units, maintaining a high level of customer service, and managing direct operating costs. The Company also believes the establishment and development of the network functions are a significant barrier to entry for competitors. The Company believes that the following benefits resulting from the network and associated features enable the Company to provide a higher level of service at a lower cost than a traditional reactive, dispatch-oriented service organization:


    - DOWNLOADABLE SOFTWARE PROGRAMS AND SYSTEMS ENHANCEMENTS. The two-way network permits headquarters to send information to each Coinstar unit, customized to the unit's location, including new graphics, animations, sounds and voucher designs. This capability permits the Company to promote the use of the service through store-specific advertising, on-screen promotions, special offers, sweepstakes and coupons. In addition, the network is used to download new versions of application and operating system software from headquarters to the units in the field, and effect other configuration changes electronically, avoiding on-site visits by Company personnel.


    - UNIT OPERATING PERFORMANCE REPORTING. Each Coinstar unit generates daily performance and operating reports that are transmitted over the network to headquarters for consolidation and then electronically distributed via the network to the responsible field service employee. In addition, the Coinstar unit provides specific service information to the responsible field engineer by directly paging the employee with current operating information based on a series of predetermined performance criteria. The Company's personnel use this unit performance information to make proactive decisions to service each Coinstar unit in advance, such as determining when a preventative maintenance is required or identifying the specific maintenance or repairs needed.


    - ENHANCEMENT OF FIELD SERVICE PRODUCTIVITY. Performance and operating reports generated by the network are also used to better utilize field service and armored carrier personnel. As part of the daily performance and operating reports sent over the network, each Coinstar unit reports its fill status and predicts, based on a number of factors, when it will become full. This information is used by the Company to manage the efficiency of armored carrier pickups and reduce downtime resulting from full Coinstar units.

    - FINANCIAL REPORTING AND RECONCILIATION. The network allows Coinstar units to transmit key financial data and operating statistics to headquarters on a daily basis. The financial and accounting information generated by the Coinstar units is cross-checked at the Company's headquarters with bank records and armored carrier processing data logged into the network to ensure the accuracy, speed and control of each deposit. The Company also balances the coin counts verified by armored carriers against the coin counts declared by the Coinstar unit on a bin-by-bin basis, all of which information is available from the network. In addition, retail distribution partners receive weekly automated facsimile reports generated by the network detailing information such as transaction volumes and deposits made for each store.

    - AUTOMATED TRACKING OF COIN COLLECTION, PROCESSING AND DEPOSITS. The Company is expanding the Company's wide-area communications network to provide information to, and gather information from, each of the Company's armored carrier partners by deploying a proprietary automatic receipt tracking system ("ARTS"). The addition of ARTS to the Coinstar network enables the Company to track each deposit to the respective bank accounts of the retail distribution partners and the Company.


    The wide-area and local area networks at the Company's headquarters are coupled securely using sophisticated modern networking equipment. These scaleable networks are integrated using standard tcp/ip networking protocols over a 100 Mbps backbone which features automatic segmentation and secure subnets via firewall and intelligent ethernet switch technology. Headquarters components of the network operate on widely available personal computers with advanced reliability features including RAID-5 storage, multi-processor configurations and clustering. The Company has built an extensive and secure intranet on top of this physical infrastructure using standard client/server tools provided by leading industry vendors. The client/server applications leverage both traditional high performance relational database management systems technology as well as novel, more flexible, discussion-oriented database technology. Certain data processing activities occur at the Coinstar unit during off-peak hours, distributing the processing load from headquarters and allowing the network of Coinstar units to grow faster than the corresponding headquarters system capacities. In the event of a network failure, however, availability of the Coinstar units and related field service would be negatively impacted until such failure was repaired, and a continued failure for a sustained period could have a material adverse effect the Company's business, financial condition and results of operations and on the Company's ability to achieve sufficient cash flow to service its indebtedness. See "Risk Factors--Risks of Defects in Operating Systems."

REGIONAL FIELD SERVICE ORGANIZATION


    The Company has assembled a regional field service organization comprised of approximately 100 field service personnel and supporting employees with the primary goal of providing highly responsive service to its retail distribution partners. The field service organization is responsible for performing preventative maintenance and repairs and ensuring the efficient collection and handling of coins.



    FIELD SERVICE PERSONNEL. In all markets in which the Company operates, the field service employee is the Company's primary direct contact with consumers and retail distribution partners. Every member of the field service team is connected to the wide-area communications network. Each Coinstar unit generates daily performance and operating reports which are transmitted over the network to headquarters for consolidation and then electronically distributed via the network to the responsible field service employee. In addition, the Coinstar unit provides specific service information to the responsible field service employee by directly paging such employee with current operating information based on a series of predetermined performance criteria. If a site visit is required, the field service employee responds on location, often before store personnel at the site become aware of a problem. Such current operating information is intended to allow Coinstar personnel to use this unit performance information to make proactive decisions when maintaining the network of Coinstar units. The most common problems, however, involve simple coin jams, most of which can be readily fixed by the store manager. More difficult problems are handled by Coinstar field service personnel.


    ARMORED CARRIERS. The Company contracts with armored carrier companies to handle the transportation and processing of coins deposited in Coinstar units. The armored carriers are part of the traditional money handling infrastructure and secure liability and loss insurance to protect the value of the coins handled by them. The use of these contracted resources facilitates Coinstar's growth and security with minimal investment in facilities and equipment when entering new markets. The armored carrier service typically includes removing the coin trolleys, tagging them for deposit, cleaning of the Coinstar unit, transporting the coins for processing at the armored carrier's facilities, and depositing the coins to the Company's local depository for subsequent transfer to the respective bank accounts of the retail distribution partners and the Company. The frequency of coin collections by armored carriers is determined by machine usage and are monitored through the network. By leveraging its wide-area communications network capabilities with its armored carrier service partners through ARTS, the Company can efficiently monitor every step of the coin collection and deposit process and manage the variable costs of pickups.


    Generally, the Company contracts with one armored carrier to service a particular region. Many of these carriers do not have long-standing relationships with the Company and these contracts generally can be terminated by either party with advance notice ranging from 30 to 90 days. In the past, the Company has experienced a sudden disruption in service from an armored carrier company. The Company does not currently have nor does it expect to have in the foreseeable future the internal capability to provide back up service in the event of sudden disruption in service from an armored carrier company. Any failure by the Company to maintain its existing relationships or to establish new relationships on a timely basis or on acceptable terms would have a material adverse effect on the Company's business, financial condition and results of operations and on the Company's ability to achieve sufficient cash flow to service its indebtedness. See "Risk Factors--Reliance on Third Party Manufacturer and Service Providers."



    INSTALLATION PERSONNEL. The ability to quickly and reliably perform large-scale installations of Coinstar units with minimum impact on store operations is important to building a nationwide network. Each installation is managed by an individual account manager. For a typical installation, a sales operations representative visits the store prior to the delivery of the Coinstar unit to coordinate with the store manager regarding the location of the Coinstar unit within the store and to review site requirements. Site requirements are generally limited to a 110 volt outlet and a telephone line. On the day of delivery, a Coinstar field service employee unpacks, levels and calibrates the unit and conducts a training and orientation session for store personnel.

PRODUCT RESEARCH AND DEVELOPMENT


    The Company has increased its product research and development efforts over the past several years and expects to continue to spend a significant portion of its resources on these activities for the foreseeable future. The Company spent approximately $1.6 million, $1.8 million, and $4.0 million for technology and product research and development in 1994, 1995, and 1996, respectively. The Company presently employs approximately 35 software engineers, information technology specialists and other professional staff in these efforts and contracts with a number of specialized outside consultants for additional services. The main focus of the Company's product research and development efforts includes improvements to the operating systems and enhancements to the network to support both the continued expansion of the network and the potential addition of value-added services. See "Risk Factors--Rapid Technological Change."


MANUFACTURING AND SUPPLY


    The Company's manufacturing strategy is to utilize leading manufacturers to produce Coinstar units at a reasonable cost. The Company believes that using contract manufacturers has several advantages including decreasing capital investment in plant and equipment and working capital, the ability to leverage contract manufacturers' purchasing relationships for lower material costs, minimal fixed costs of maintaining unused manufacturing capacity, greater capacity flexibility and the ability to utilize suppliers' broad technical and process expertise. Currently, the Coinstar units are assembled under contract with a contract manufacturer in Redmond, Washington, which utilizes several subsuppliers to provide components and subassemblies. Each Coinstar unit is manufactured to the Company's proprietary designs and specifications, and all designs, documentation, tooling, specialized fixtures and test equipment are owned by the Company. Each unit is inspected and tested for quality by Company personnel prior to shipment.



    The Company does not conduct manufacturing operations and is dependent and will continue to be dependent on outside parties for the manufacture of the Coinstar unit and its key components. While Coinstar intends to significantly expand its installed base, such expansion may be constrained by the manufacturing capacity of its third party manufacturers and suppliers. Although the Company expects that its current contract manufacturer, SeaMed, will be able to produce sufficient units to meet projected demand, there can be no assurance that SeaMed or other manufacturers will be able to meet the Company's manufacturing needs in a satisfactory and timely manner. In the event of an unanticipated increase in demand for Coinstar unit installations by retail distribution partners, the Company may be unable to meet such demand due to manufacturing constraints. Although the Company has a contract with SeaMed, it does not have a long-term obligation to continue the manufacture of the Coinstar unit or its components. Further, SeaMed is principally engaged in the manufacture of electronic medical instruments for medical technology companies. The Company believes that it is SeaMed's only material non-medical customer. As such, the Company faces an increased risk that SeaMed may choose to focus exclusively on manufacturing its medical products and cease making the Company's products. Should SeaMed cease providing services, the Company would be required to locate and qualify additional suppliers. There can be no assurance that the Company would be able to locate alternate manufacturers on a timely basis. See "Risk Factors--Reliance on Third-Party Manufacturers and Service Providers."



    The Company currently purchases the coin counter component of the Coinstar unit from a single manufacturer, Scan Coin AB, pursuant to an agreement that may be terminated by either party with six months notice at any time on or after June 30, 1998. The Company has entered into a non-binding letter of intent with Scan Coin AB for a new agreement, although no assurance can be given that the parties will enter into a new agreement. Currently, no other manufacturer produces a coin counter capable of being used in the Coinstar units without extensive enhancements and modifications. No assurance can be given that Scan Coin AB will be able or willing to supply coin counter components to the Company in the future. The Company believes that it would require up to 12 months to source and make necessary modifications to an alternative coin counter component. Moreover, it could take several additional months for any such alternative supplier to meet the Company's required volume levels. Accordingly, any cessation, slow-down or disruption in the Company's current supply of coin counter components would have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. Although the Company believes alternative suppliers are available, there can be no assurance that the Company would be able to locate an alternate supplier on a timely or cost efficient basis, if at all, and make the necessary modifications and enhancements to the design of the Coinstar unit to utilize such replacement, both of which, in the event of their nonoccurrence, would materially impair its ability to have Coinstar units manufactured. A prolonged inability to obtain certain components could have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness, particularly as the Company increases its manufacturing requirements to support its nationwide deployment. See "Risk Factors--Exposure to Component Shortages from Single Source Supplier."


PROPRIETARY RIGHTS


    The technology necessary to quickly, accurately and reliably identify, count and process coins is complex. The Company purchases the coin counter component of the Coinstar unit on an OEM basis from a third party. The Company has made several technological advances relating to self-service coin processing that are important to the successful operation of the Coinstar unit in a self-service environment. These advancements are implemented both mechanically and through the Company's software. These technologies enable the Coinstar unit to handle moisture, dust, lint, dirt, paper, paper clips, and other debris with infrequent clogging or malfunctioning. In October 1996 and April 1997, the Company was issued United States patents relating to removing debris from coins processed in a self-service environment and other aspects of self-service coin processing. The Coinstar unit also has a unique printed circuit board which contains a non-volatile memory for data storage purposes. This board stores records of transactions and other significant events which can be recovered in the event of a main CPU or hard disk failure. This board also supports downloadable code to facilitate software modification.



    No assurance can be given that any patents will be issued from any pending patent applications or from any future patent applications will be issued, that any of the Company's patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held by the Company. Moreover, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to the Company. Despite the Company's efforts to safeguard and maintain its proprietary rights, there can be no assurance that the Company will be successful in doing so or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technologies. On June 18, 1997, the Company filed in the United States District Court, Northern District of California against CoinBank, one of its competitors, the Patent Infringement Claim. There can be no assurance that the Company will prevail in such Patent Infringement Claim, or that as a result of such Patent Infringement Claim, the Company's patent will not be limited in scope or found to be invalid. See "Risk Factors--Uncertainty of Protection of Patents and Proprietary Rights."


COMPETITION


    The Company believes that it is the first company to provide a widespread network of self-service coin processing machines that provides a convenient, reliable means for consumers to convert loose coins into cash. The Company has become aware of two direct competitors that operate self-service coin processing machines, both of which the Company believes operate an installed base of less than 50 units in certain regions of the United States. There can be no assurance, however, that such competitors have not increased or will not increase their installed base of units or expand their service nationwide. The Company also competes indirectly with manufacturers of machines and devices that enable consumers to count or sort coins themselves. The Company also competes or may compete directly or indirectly with banks and similar depository institutions for coin conversion customers. Currently, banks are the primary alternative available to consumers for converting coins into cash, and they generally do not charge a fee for accepting rolled coins. As the market for coin processing develops, banks or other businesses may decide to offer additional coin processing services, either as a customer service or on a self-service basis, and compete directly with the Company. Many of these potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing and public relations resources than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to consumers and businesses. There can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations and the Company's ability to achieve sufficient cash flow to service its indebtedness.



    The Company believes its proprietary and patented advances relating to self-service coin processing, its ability to collect and analyze operating and financial statistics from Coinstar units through its wide-area communications network, its installed base of units in supermarkets nationwide and its dedicated regional field service organization are its principal competitive strengths. There can be no assurance, however, that the Company's competitors, or others, will not succeed in developing technologies, products or services that are more effective, less costly or more widely used than those that have been or are being developed by the Company or that would render the Company's technologies or products obsolete or not competitive. See "Risk Factors--Competition."


EMPLOYEES

    As of March 31, 1997, the Company had 236 employees, including 23 part-time field service employees. The Company has separate internal departments, including sales and marketing, operations, technology systems and engineering, and finance and administration. No employee is represented by a union, and the Company has not experienced a work stoppage. The Company believes its employee relations are good.

PROPERTIES

    The Company's headquarters occupies a 24,700 square foot facility in Bellevue, Washington. The Company operates under a lease which expires in October 1997. The Company has signed a lease for a 10,196 square foot building in Bellevue, Washington (the "Maplewood Building") commencing April 1997 and expiring in March 2002. The Company has also signed a lease for a 46,070 square foot building currently under construction near the Maplewood Building. The building is scheduled to be available for occupancy in September 1997, and the lease for such building expires in August 2004. The Company believes this space is adequate for its current needs and that it will be able to renew its leases and obtain additional space, if necessary.

LITIGATION


    The Company is not a party to any material legal proceedings other than the Patent Infringement Claim. See "Business--Proprietary Rights."

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND SENIOR MANAGEMENT

    The executive officers, directors and senior management of the Company, and their ages as of March 31, 1997 are as follows:

               NAME                      AGE                           POSITION
-----------------------------------      ---      ---------------------------------------------------
Jens H. Molbak                               34   President, Chief Executive Officer and Director

Rod W. Brooks                                43   Vice President of Sales and Marketing

Kirk A. Collamer                             44   Vice President and Chief Financial Officer

Aaron R. Finch                               38   Vice President of Operations

Daniel A. Gerrity                            35   Vice President and Chief Technical Officer

George H. Clute (1)                          47   Director

Larry A. Hodges (2)                          48   Director

David E. Stitt (1)(2)                        50   Director

Ronald A. Weinstein (1)(2)                   56   Director

SENIOR MANAGEMENT

Kirk W. Beach                                42   Director, Software Engineering

William W. Booth                             41   Director, Retail Development

Bruce Coonan                                 50   Director, Consumer Value Marketing

Michael L. Doran                             47   Director, Information Systems

Steven M. Geiger                             39   Director, Accounting, Controller

Jessaca A. Jacobson                          34   Director, Sales Operations

Dennis J. Johnson                            46   Director, Marketing and Sales Promotion

Carol Lewis                                  46   National Director, Philanthropic Services

Timothy J. Manion                            39   Director, Operations Strategy and Planning

Marion E. Mehrer                             40   Director, Corporate Services

Michael W. Parks                             50   Director, Field Operations

Marlane L. Wolf                              51   National Director, Financial Services Program

------------------------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

EXECUTIVE OFFICERS AND DIRECTORS


    JENS H. MOLBAK, the Company's President, Chief Executive Officer and a director, founded the Company in 1990. Prior to that he served two years as an analyst at Morgan Stanley & Co., Inc., an investment bank. Mr. Molbak earned his M.B.A. from Stanford University Graduate School of Business and his B.A. in Psychobiology with distinction in the major from Yale University.


    ROD W. BROOKS, the Company's Vice President of Sales and Marketing, joined the Company in July 1995. From June 1993 until July 1995, he was the Vice President of Marketing, Consumer Product Division at

Novell, Inc., a computer networking company. From June 1989 until March 1993, Mr. Brooks served as the Senior Vice President, Marketing and Merchandising for Egghead, Inc., a software retailer ("Egghead"). Mr. Brooks has also held Vice President, Marketing positions at Northern Automotive, Inc. and QFC. Mr. Brooks obtained his B.A. in Communications from Washington State University in 1975.


    KIRK A. COLLAMER, the Company's Vice President and Chief Financial Officer, joined the Company in February 1997. From March 1995 until February 1997, Mr. Collamer served as the Chief Financial Officer of Muzak Limited Partnership, a business music services provider. From April 1988 to March 1995, he served in various capacities at Ameritech Corporation, a telecommunications company, including serving as Vice President, Finance and Controller and Vice President and Chief Financial Officer of two subsidiaries. Prior to that he served in various finance positions at Brown-Forman Corp./Jack Daniel Distillery, a producer of distilled spirits, and Aladdin Industries, Inc., a marketer of consumer products. He has been a Certified Public Accountant since 1974 and was previously employed by the public accounting firm of Arthur Andersen & Co. from 1974 until 1978. Mr. Collamer received his M.B.A. from Vanderbilt University and his B.A. in Accounting from Michigan State University.

    AARON R. FINCH, the Company's Vice President of Operations, joined the Company in February 1993. Prior to joining the Company, Mr. Finch worked in the Investment Evaluation Department at Weyerhaeuser Co., a forest products company, from 1990 until February 1993. He obtained his M.B.A. from Stanford University Graduate School of Business and his B.S. in Natural Resource Management from Colorado State University.

    DANIEL A. GERRITY, the Company's Vice President and Chief Technical Officer, joined the Company in November 1993 after serving on the Company's Advisory Board since 1990. Prior to joining the Company, Mr. Gerrity was an engineering manager for Slate Corporation, an application software company, from 1990 until November 1993. Mr. Gerrity earned his M.B.A. from Stanford University Graduate School of Business, his M.S. in Computer Systems from Stanford University and his B.S. in Electrical Engineering from Stanford University.

    GEORGE H. CLUTE has been a director of the Company since 1995. Mr. Clute, a founding general partner of Rainier Venture Partners and Olympic Venture Partners, has been a general partner of those venture capital funds since 1982. Mr. Clute serves on the boards of Nth Degree Software Corp., Inc., a privately held software development company, Sequel Technology Corp., a privately held internet software development company, the Western Association of Venture Capitalists and the Washington Software & Digital Media Alliance. He also sits on the Executive Industry Board for the Fred Hutchinson Cancer Research Center. He earned his M.B.A. and A.B. from the University of California, Los Angeles.

    LARRY A. HODGES has been a director of the Company since December 1995. Mr. Hodges has served as the President and Chief Executive Officer of Mrs Field's Cookies, a retail cookie/bakery chain, since April 1994. Prior to that Mr. Hodges was hired in 1992 by Prudential Insurance Company ("Prudential") to manage a distressed asset of Prudential, Food Barn Stores, Inc., a supermarket chain ("Food Barn"). In 1993, Food Barn filed for bankruptcy protection in federal court and was subsequently sold. Prior to that, Mr. Hodges served in various capacities at American Stores Company, a food and drug retailer, for 25 years, including serving as President of two subsidiaries. Mr. Hodges earned his B.A. from California State University, San Bernardino. Mr. Hodges also serves as a director of Ameristar Casinos, Inc., a casino gaming company.

    DAVID E. STITT has been a director of the Company since 1995. Since 1986, he has been an employee of Vencap, Inc. (formerly, Vencap Equities Alberta Ltd.), a venture capital firm, most recently as a Vice President. Mr. Stitt represents Vencap, Inc. on several private company boards of directors in which such firm has an investment interest. Mr. Stitt also serves on the board of Applied Microsystems Corporation, an embedded systems tools company. Previously for seven years, he was Vice President of Sales and Marketing for Westmills Carpet Ltd., a regional carpet manufacturer located in western Canada.

    RONALD A. WEINSTEIN has been a director of the Company since 1992. From 1984 to July 1991, he was a principal of Sloan Capital Companies, a private investment firm. From February 1989 until April 1991, Mr. Weinstein served as Executive Vice President of Merchandising at Egghead. Mr. Weinstein serves as Chairman of B&B Auto Parts, Inc., an auto parts supplier and is a director of QFC-Hughes.



    The Company intends to name two additional non-employee directors following this offering.


SENIOR MANAGEMENT

    KIRK W. BEACH, the Company's Director of Software Engineering, joined the Company in October 1996. From April 1996 until October 1996, he served as Vice President, MIS of Health Resource Publishing Company (a Catalina Marketing Corporation company) where he developed corporate strategies for the network and systems. Prior to that, Mr. Beach was the Senior Director of Store Systems for Catalina Marketing Corporation from January 1989 until October 1996.

    WILLIAM W. BOOTH, the Company's Director of Retail Development, joined the Company in April 1995. From April 1992 until March 1995 he served as the Senior Director, Retail Marketing Services for Catalina Marketing Corporation, a consumer marketing company. From July 1989 until March 1992 he served as Senior Accountant Executive at Citicorp POS Information Services. Prior to that he held account management and analyst positions at Datachecker Systems, Inc. and Sweda International, Inc. Mr. Booth earned his B.A. in Economics/Business Administration from Washington and Jefferson College.

    BRUCE COONAN, the Company's Director of Consumer Value Marketing, joined the Company in September 1995. From 1989 until September 1995, he operated an independent consulting firm specializing in business planning, market development and executive searches. Prior to that he held management positions in marketing, sales promotion and sales with Colgate-Palmolive Co., Kimberly-Clark Corp. and Ralston Purina Co. He also served as Vice President of Catalina Marketing Corporation from January 1984 to August 1988. Mr. Coonan received his Master of International Management from the American Graduate School of International Management and his B.A. from Stanford University.

    MICHAEL L. DORAN, the Company's Director of Information Systems, joined the Company in August 1996. From June 1989 to August 1996, Mr. Doran served as Senior Manager, Application Services for Snohomish Public Utility District where he directed automation planning and application development. Prior to that, he opened and managed the Oregon office of Fiserv, Inc., a national service bureau providing computer services to financial institutions and, while at US Bancorp, Inc., he managed the bank's automated teller machines and debit card automation projects. He earned his B.S. in Business Administration from Oregon State University.

    STEVEN M. GEIGER, the Company's Director of Accounting, Controller, joined the Company in June 1996. From January 1991 until June 1996 he served as Corporate Controller and the Director of Financial Planning and Assistant Treasurer for MIDCOM Communications Inc., a communications services company. Mr. Geiger is a Certified Public Accountant, a Certified Management Accountant and a Certified Cash Manager. Mr. Geiger received his B.S. in Finance from the University of Washington.

    JESSACA A. JACOBSON, the Company's Director of Sales Operations, joined the Company in April 1996. From June 1994 until April 1996, Ms. Jacobson operated an independent consulting company specializing in business planning, operations development, and marketing support catering to the specialty coffee industry in both domestic and international markets. Prior to that, she held various positions in retail operations with The Coffee Connection, Inc., a Boston based specialty coffee retailer, from October of 1985 until June of 1994, serving as the Director of Retail Operations for that organization from February 1989 until June of 1994. Ms. Jacobson earned her B.A. degree in English from Occidental College.

    DENNIS J. JOHNSON, the Company's Director of Marketing and Sales Promotion, joined the Company in April 1996. From 1985 until April 1996, he held various positions in marketing and sales with Oberto Sausage Company, a snack food company, serving most recently as Vice President of Corporate Marketing.

Prior to that Mr. Johnson served as a director of Alpac Corp., a beverage distributor, as Division Sales Development Manager and District Manager for PepsiCo, Inc. and as a sales representative and account manager for General Foods Corporation. Mr. Johnson earned a B.S. in Business and a B.S. in Political Science from the University of Oregon.

    CAROL LEWIS, the Company's National Director, Philanthropic Services, joined the Company in September 1996. From February 1994 until July 1995, she served as Executive Director of Pacific Northwest Ballet, a professional ballet company. Prior to that she served as Senior Vice President of Administration for Egghead. Ms. Lewis' prior experience includes six years as Deputy Mayor of the City of Seattle and work as a television news reporter for several Northwest stations. She has a Masters in Public Policy from the JFK School of Government at Harvard University and a B.A. from Stanford University.

    TIMOTHY J. MANION, the Company's Director, Operations Strategy and Planning, joined the Company in November 1996. Prior to joining the Company, Mr. Manion held various management positions with Federal Express Corporation, an overnight shipping company, from 1978 until November 1995. Mr. Manion earned a B.A. from the University of Michigan in 1981.

    MARION E. MEHRER, the Company's Director of Corporate Services, joined the Company in August 1993. From May 1989 until August 1993, she served as Business Manager and Controller for Fruhling, Inc., a construction company. Prior to that, she spent six years at Microsoft Corporation in charge of corporate services and operations in the International Division. Ms. Mehrer received her D.P.M. degree from the Illinois College of Podiatric Medicine and her B.S. in Environmental Health, School of Public Health from the University of Washington.

    MICHAEL W. PARKS, the Company's Director of Field Operations, joined the Company in April 1994. From September 1993 to April 1994, Mr. Parks served as President of Seriphus Group, a consulting company he founded. From 1969 until August 1993, he served as Vice President at Seafirst Bank where he helped develop and operate their debit card program and automated teller machine systems. Mr. Parks is a graduate of the Post-Graduate Level Banking Program at Pacific Coast Banking School at the University of Washington and holds a B.A. from Central Washington University.

    MARLANE L. WOLF, the Company's National Director, Financial Services Program, joined the Company in February 1997. From May 1993 until February 1997, she worked for Bank of America and their Seafirst division as Vice President, Marketing Director of Seafirst. Prior to that, she was an Executive Vice President and Senior Manager at Pacific First Bank where she managed Marketing, Human Resources, Corporate Affairs, Training and Office Services. Her background also includes marketing management, product development and business development positions at Pillsbury Co. and Beatrice Foods Inc. Ms. Wolf completed a custom marketing management program at the J.L. Kellogg Graduate School of Northwestern University. She earned a B.A. from the University of Minnesota where she also did graduate work.

FINANCIAL ADVISOR


    ACORN VENTURES, INC. (RUFUS W. LUMRY). Acorn Ventures, Inc., of which Mr. Lumry is a majority owner and employee, is a financial advisor of the Company. Mr. Lumry was one of the original founders of McCaw Cellular Communications, Inc. ("McCaw") and from 1982 to 1990, served as its Chief Financial Officer. Prior to his retirement in 1990, he served as a director of McCaw since its organization and as a director of LIN Broadcasting, Inc., a partially owned subsidiary of McCaw. Mr. Lumry received an A.B. in Economics from Harvard College in 1969 and a M.B.A. from The Harvard Graduate School of Business Administration in 1974. In the role of financial advisor, Acorn assists in defining the Company's business strategy, identifying and meeting with sources of financing and assisting the Company in structuring and negotiating such financings.

DIRECTORS' COMPENSATION

    The Company's directors do not currently receive any cash compensation for service on the Board or any committee thereof, but directors may be reimbursed for certain expenses in connection with attendance at Board and committee meetings.

    In February 1997, each of the Company's non-employee directors, Messrs. Clute, Hodges, Stitt and Weinstein, was granted an option to purchase 10,000 shares of Common Stock at an exercise price of $10.00 per share under the Equity Incentive Plan. Upon the completion of this offering, non-employee directors will not be eligible to participate in the Equity Incentive Plan, but will be eligible to receive options under the Directors' Plan. See "--Equity Incentive Plans."

COMMITTEES

    The Audit Committee consists of Mr. Clute, Mr. Stitt and Mr. Weinstein. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent auditors and reviews and evaluates the Company's audit and control functions.

    The Compensation Committee consists of Mr. Hodges, Mr. Stitt and Mr. Weinstein. The Compensation Committee makes recommendations regarding the Company's equity incentive plans and makes decisions concerning salaries and incentive compensation for employees and consultants of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other party, nor has any such relationship existed in the past. Mr. Weinstein is a stockholder of the Company and has entered into financing arrangements with the Company from time to time.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation earned by the Company's Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers") whose salary and bonus for the fiscal year ended December 31, 1996 were in excess of $100,000 for services rendered in all capacities to the Company for that fiscal year:

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                COMPENSATION
                                                                                   AWARDS
                                                            ANNUAL           -------------------
                                                       COMPENSATION (1)          SECURITIES
                                                    -----------------------      UNDERLYING          ALL OTHER
NAME AND PRINCIPAL POSITION                         SALARY ($)   BONUS ($)       OPTIONS (#)      COMPENSATION ($)
--------------------------------------------------  ----------  -----------  -------------------  ----------------
Jens H. Molbak....................................  $   97,081          --           25,000                  --
  President, Chief Executive Officer and Director
Rod W. Brooks.....................................     153,730          --           25,000                  --
  Vice President of Sales and Marketing
Aaron R. Finch....................................     100,636          --           15,000                  --
  Vice President of Operations
Daniel A. Gerrity.................................     126,219   $  15,000           30,000                  --
  Vice President and Chief Technical Officer
Warren M. Gordon (2)..............................     100,636          --           15,000                  --
  Vice President of Finance

------------------------------

(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers which are available generally to all salaried employees of the Company and certain perquisites and other personal benefits received by the Named Executive Officers which do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.


(2) In February 1997, Mr. Gordon resigned from his position as the Company's Chief Financial Officer and is currently on a leave of absence.


EQUITY INCENTIVE PLANS

    1997 EQUITY INCENTIVE PLAN. In March 1997, the Board of Directors adopted the Company's 1997 Equity Incentive Plan (the "Equity Incentive Plan"). The Equity Incentive Plan is an amendment and restatement of the Company's 1992 Stock Option Plan, as amended. The Company has reserved a total of 2,900,000 shares of Common Stock for issuance under the Equity Incentive Plan. The Equity Incentive Plan provides for grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, as amended (the "Code"), to employees (including officers and employee directors) and nonstatutory stock options, restricted stock purchase awards and stock bonuses to employees (including officers and employee directors) and consultants of the Company. The Company's Board of Directors has delegated administration of the Equity Incentive Plan to the Compensation Committee. The Compensation Committee membership is intended to satisfy the provisions of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and Code Section 162(m), in each case to the extent applicable. The Committee has the authority, subject to the terms of the Equity Incentive Plan, to determine the recipients and types of awards to be granted, the terms of the awards granted, including the exercise price, number of shares subject to the award the exercisability thereof, and the form of consideration payable upon exercise.

    The terms of stock options granted under the Equity Incentive Plan generally may not exceed 10 years. The exercise price of options granted under the Equity Incentive Plan is determined by the Board of Directors, provided that, in the case of an incentive stock option, the exercise price cannot be less than 100% of the fair market value of the Common Stock on the date of grant and, in the case of a nonstatutory stock option, the exercise price cannot be less than 85% of the fair market value of the Common Stock on the date of grant. The exercise price of options under the Equity Incentive Plan granted to any person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock must be at least 110% of the fair market value of such stock on the date of grant and the terms of these options cannot exceed five years. The aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all such plans of the Company and its affiliates) may not exceed $100,000. No optionee shall be eligible for option grants under the Equity Incentive Plan covering more than 1,000,000 shares at such time as Section 162(m) of the Code becomes applicable to the Plan.

    Options granted under the Equity Incentive Plan vest at the rate specified in the option agreement. No option may be transferred by the optionee other than by will or the laws of descent or distribution or, for a nonstatutory option, pursuant to a qualified domestic relations order, provided that an optionee may designate a beneficiary who may exercise the option following the optionee's death, and, provided further, that the Compensation Committee may grant a nonstatutory stock option that is transferable. An optionee whose relationship with the Company or any affiliate ceases for any reason (other than by death or disability) generally may exercise options in the three month period following such cessation (unless such options terminate or expire sooner or later by their terms). Options under Equity Incentive Plan may be exercised for up to twelve months after an optionee's relationship with the Company and its affiliates ceases due to disability and for up to twelve months after an optionee's relationship with the Company and its affiliates ceases due to death (unless such options expire sooner or later by their terms).

    Shares subject to options which have expired or otherwise terminated without having been exercised in full become available for the grant of options under the Equity Incentive Plan. Furthermore, the Board of Directors may offer to exchange new options for existing options, with the shares subject to the existing options again becoming available for grant under the Equity Incentive Plan. In the event of a decline in the value of the Company's Common Stock, the Board of Directors has the authority to offer optionees the opportunity to replace outstanding higher priced options with new lower priced options.

    Restricted stock purchase awards granted under the Equity Incentive Plan may be granted pursuant to a repurchase option in favor of the Company in accordance with a service vesting schedule determined by the Board. The purchase price of such awards will be at least 85% of the fair market value of the Common Stock on the date of grant. Stock bonuses may be awarded in consideration for past services without a purchase payment.

    Upon certain changes in control of the Company, all outstanding awards under the Equity Incentive Plan shall either be continued, assumed or substituted by the surviving entity. If the surviving entity determines not to continue, assume or substitute such awards, then the time during which such options may be exercised shall be accelerated and the awards shall be terminated if not exercised prior to such event.

    As of March 31, 1997, 257,787 shares of Common Stock had been issued upon the exercise of options granted under the Equity Incentive Plan, options to purchase 921,900 shares of Common Stock at a weighted average exercise price of $5.67 per share were outstanding and 1,720,313 shares remained available for future option grants. The Equity Incentive Plan will terminate in March 2007, unless terminated sooner by the Board of Directors.

    1997 EMPLOYEE STOCK PURCHASE PLAN. In March 1997, the Company's Board of Directors adopted the Purchase Plan covering an aggregate of 200,000 shares of Common Stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering may be no more than 27 months. The Board has currently authorized an initial offering beginning with the effectiveness of this offering and ending July 31, 1999.

    Employees are eligible to participate if they are employed by the Company, or an affiliate of the Company designated by the Board of Directors, provided that under the currently authorized offerings an employee's customary employment is for at least 20 hours per week and five months per calendar year. Employees who participate in an offering can have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld will then be used to purchase shares of the Common Stock on specified dates determined by the Board of Directors and applied, on specified dates determined by the Board of Directors, to the purchase of shares of Common Stock. Under the currently authorized offerings, the purchase dates are each January 31 and July 31. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering and participation ends automatically on termination of employment with the Company or, under the currently authorized offerings, when the employee elects to enroll in another offering.

    In the event of certain changes in control, the Board of Directors has discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right substituted by the successor corporation, or the Board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to such merger or other transaction. The Board has the authority to amend or terminate the Purchase Plan, subject to the limitation that no such action may adversely affect any outstanding rights to purchase Common Stock.

    1997 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN. In March 1997, the Company's Board of Directors adopted the Directors' Plan to provide for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company. The Directors' Plan is administered by the Board, unless the Board delegates administration to a committee of disinterested directors.

    The maximum number of shares of Common Stock that may be issued pursuant to options granted under the Directors' Plan is 100,000. Pursuant to the terms of the Directors' Plan, each person serving as a director of the Company who is not an employee of the Company (a "Non-Employee Director") shall upon the date such person first becomes a Non-Employee Director after the effectiveness of the initial public offering of the Company's Common Stock automatically be granted an option to purchase 10,000 shares of Common Stock. In addition, on the date of each annual meeting of stockholders following the effectiveness of the initial public offering each Non-Employee Director automatically will be granted an option to purchase 5,000 shares of Common Stock (pro-rated for Non-Employee Directors with less than a full year's tenure).

    Options granted under the Directors' Plan will vest immediately. The exercise price of options under the Directors' Plan must equal or exceed the fair market value of the Common Stock on the date of grant. No options granted under the Directors' Plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the Directors' Plan are generally non-transferable except pursuant to a domestic relations order in beneficiary descriptions. Unless otherwise terminated by the Board of Directors, the Directors' Plan automatically terminates in March 2007. As of the date hereof, no options have been granted under the Directors' Plan.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth each grant of stock options made during the fiscal year ended December 31, 1996 to each of the Named Executive Officers:

                                                                                                 POTENTIAL
                                                                                                REALIZABLE
                                                                                                 VALUE AT
                                                                                                  ASSUMED
                                                     INDIVIDUAL GRANTS                         ANNUAL RATES
                                ------------------------------------------------------------     OF STOCK
                                NUMBER OF    PERCENTAGE                                            PRICE
                                SECURITIES    OF TOTAL                                         APPRECIATION
                                UNDERLYING     OPTIONS                 MARKET                   FOR OPTION
                                 OPTIONS     GRANTED IN    EXERCISE     PRICE                  TERM ($) (4)
                                 GRANTED     FISCAL 1996    PRICE      ($/SH)     EXPIRATION   -------------
NAME                               (1)         (%) (2)      ($/SH)       (3)         DATE      0%   5%   10%
------------------------------  ----------   -----------   --------   ---------   ----------   ---  ---  ---
Jens H. Molbak................    25,000         9.8        $0.70     $  14.00     4/30/2006   $332,500 $525,465 $807,782
Rod W. Brooks.................    25,000         9.8         0.70        14.00     4/30/2006   332,500 525,465 807,782
Aaron R. Finch................    15,000         5.9         0.70        14.00     4/30/2006   199,500 315,279 484,669
Daniel A. Gerrity.............    30,000        11.8         0.70        14.00     4/30/2006   399,000 630,558 969,338
Warren M. Gordon (5)..........    15,000         5.9         0.70        14.00     4/30/2006   199,500 315,279 484,669

------------------------------

(1) Options generally become exercisable at a rate of 50% on the second anniversary of the vesting commencement date and 2.083% each month thereafter and have a term of 10 years. Options may be exercised prior to vesting, subject to the Company's right to repurchase in the event service is terminated.

(2) Based on an aggregate of 254,850 shares subject to options granted to employees of the Company in the fiscal year ended December 31, 1996, including the Named Executive Officers.

(3) Based on an assumed initial public offering price of $14.00 per share.

(4) The potential realizable value is calculated based on the term of the option at the time of grant (10 years). Stock price appreciation of 0%, 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent the Company's prediction of its stock price performance. The potential realizable value is calculated by assuming that the assumed initial public offering price of $14.00 per share appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.


(5) In February 1997, Mr. Gordon resigned from his position as the Company's Chief Financial Officer and is currently on a leave of absence.

AGGREGATE OPTIONS EXERCISED IN 1996 AND YEAR-END OPTION VALUES

    The following table sets forth for each of the Named Executive Officers the shares acquired and the value realized on each exercise of stock options during the year ended December 31, 1996 and the number and value of securities underlying unexercised options held by the Named Executive Officers at December 31, 1996:

                                                                 NUMBER OF SECURITIES
                                                            UNDERLYING UNEXERCISED OPTIONS
                                                                          AT                    VALUE OF UNEXERCISED
                                  SHARES                        DECEMBER 31, 1996 (#)          IN-THE-MONEY OPTIONS AT
                                ACQUIRED ON      VALUE      ------------------------------    DECEMBER 31, 1996 ($) (2)
                                 EXERCISE      REALIZED                    UNEXERCISABLE     ---------------------------
NAME                                (#)           ($)       EXERCISABLE         (1)          EXERCISABLE   UNEXERCISABLE
------------------------------  -----------   -----------   -----------   ----------------   -----------   -------------
Jens H. Molbak................        --             --        25,000              --          $ 337,500           --
Rod W. Brooks.................        --             --       100,000              --          1,352,500           --
Aaron R. Finch................        --             --        96,500              --          1,313,150           --
Daniel A. Gerrity.............        --             --        90,000              --          1,216,875           --
Warren M. Gordon (3)..........    13,500        $ 5,400        61,500              --            832,425           --

------------------------------

(1) Options are immediately exercisable; however, the shares purchasable under such options are subject to repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to the vesting of such shares.

(2) Based on the difference between the assumed initial public offering price of $14.00 per share and the exercise price.


(3) In February 1997, Mr. Gordon resigned from his position as the Company's Chief Financial Officer and is currently on a leave of absence.


401(K) PLAN

    As of July 1995, the Board adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering the Company's employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit ($9,500 in 1997) and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan provides for additional matching contributions to the 401(k) Plan by the Company in an amount determined by the Company. The trustees under the 401(k) Plan, at the direction of each participant, invest the assets of the 401(k) Plan in designated investment options. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable until withdrawn, and so that the contributions by the Company will be deductible when made.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law. The Company is also empowered under its Bylaws to enter into indemnification contracts with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify. Pursuant to this provision, the Company has entered into indemnity agreements with each of its directors and executive officers.

    In addition, the Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and the Company and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

    There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


    Since the Company's inception in February 1991, the Company issued, in private placement transactions, shares of its Preferred Stock as follows: (i) 649,775 shares of Series A Preferred Stock at $1.00 per share in March and November 1992, (ii) 895,506 shares of Series B Preferred Stock at $4.00 per share along with warrants to purchase 43,752 shares of Series B Preferred Stock for $4.00 per share in June and September 1993, (iii) 4,567,016 shares of Series C Preferred Stock at $3.25 per share along with warrants to purchase 1,419,369 shares of Series C Preferred Stock for $3.00 to $4.00 per share in February 1995, (iv) 2,500,000 shares of Series D Preferred Stock for $4.00 per share along with warrants to purchase 705,891 shares of Series D Preferred Stock for $4.25 per share in December 1995, and (v) 100,000 shares of Series E-1 Preferred Stock for $6.00 per share along with warrants to purchase 350,000 shares of Series E-2 Preferred Stock for $0.60 per share and warrants to purchase 550,000 shares of Series E-3 Preferred Stock for $0.388636 per share in August 1996. The warrants provide that the purchase price paid for each warrant be credited toward the exercise price for that warrant, resulting in effective exercise prices for the warrants to purchase the Series E-2 Preferred Stock and Series E-3 Preferred Stock of $11.40 and $15.61136 per share, respectively. The following table sets forth the shares of Preferred Stock purchased by each of the Company's directors, executive officers and key employees, five percent stockholders and their respective affiliates:

                                                                      SERIES B     SERIES C     SERIES D    SERIES E
                                                         SERIES A     PREFERRED    PREFERRED   PREFERRED   PREFERRED
                                                         PREFERRED    STOCK AND    STOCK AND   STOCK AND   STOCK AND
INVESTOR                                                   STOCK      WARRANTS     WARRANTS     WARRANTS    WARRANTS
------------------------------------------------------  -----------  -----------  -----------  ----------  ----------
Benaroya Capital Company, L.L.C.......................          --           --           --    1,154,118          --
Vencap, Inc. (1)......................................          --           --      900,000      192,353          --
CIBC Woody Gundy Ventures, Inc........................          --           --      800,001      265,087          --
Eos Partners SBIC, L.P................................          --           --      700,001      160,294          --
Entities affiliated with Olympic Venture Partners III,
  L.P. (2)............................................          --           --      630,000      168,309          --
Roanoke Investors, L.P................................          --           --      400,000      256,471          --
Acorn Ventures, Inc...................................          --           --           --           --   1,000,000
Rod W. Brooks (3).....................................          --           --           --        8,015          --
Aaron R. Finch (4)....................................          --       50,000           --        9,618          --
Ronald Weinstein (5)..................................      60,000       53,907      100,178       36,833          --

------------------------------

(1) Mr. Stitt, a director of the Company, is an officer of Vencap, Inc. Mr. Stitt disclaims beneficial ownership of such shares except to the extent of his pro rata ownership interest therein.

(2) Mr. Clute, a director of the Company, is a general partner of the general partner of the entities affiliated with Olympic Venture Partners III, L.P. Mr. Clute disclaims beneficial ownership of such shares except to the extent of his pro rata ownership interest therein.

(3) Mr. Brooks is the Vice President of Sales and Marketing of the Company

(4) Mr. Finch is the Vice President of Operations of the Company.

(5) Mr. Weinstein is a director of the Company. Includes shares beneficially owned by the Weinstein Family Partnership, of which Mr. Weinstein is a general partner.

    In January 1994, the Board of Directors granted to each of Gary Hudson, Stephen Sander and Ronald Weinstein an option to purchase 10,000 shares of the Company's Series B Preferred Stock and granted to Victor Alhadeff an option to purchase 5,000 shares of the Company's Series B Preferred Stock. Each such option has an exercise price of $4.00 per share and was fully vested on the date of grant. At that time, such individuals were members of the Company's Board of Directors.

    As of December 31, 1996, the Company had approximately 116 Coinstar units installed in QFC-Hughes grocery stores. During 1996, the Coinstar units installed in QFC-Hughes were responsible for approximately 14.9% of the Company's revenue. Mr. Weinstein, a director of the Company, is also a director of QFC-Hughes.


    The Company believes that the foregoing transactions were on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of March 31, 1997 for (i) each stockholder who is known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) each Named Executive Officer, (iii) each director, and (iv) all current directors and executive officers of the Company as a group.


                                                                                                  PERCENTAGE OF SHARES
                                                                                    NUMBER OF   BENEFICIALLY OWNED(1)(2)
                                                                                     SHARES     ------------------------
                                                                                   BENEFICIALLY   BEFORE        AFTER
BENEFICIAL OWNER                                                                      OWNED      OFFERING     OFFERING
---------------------------------------------------------------------------------  -----------  -----------  -----------
Benaroya Capital Company, L.L.C. (3).............................................   1,154,118          9.1%         6.9%
  1001 Fourth Avenue, Suite 4700
  Seattle, WA 98154
Vencap, Inc. (4).................................................................   1,092,353          8.6          6.6
  1980 Manulife Place
  10180-101 Street
  Edmonton, Alberta T5J3S4
CIBC Wood Gundy Ventures, Inc. (5)...............................................   1,065,088          8.4          6.4
  425 Lexington Avenue, 2nd Floor
  New York, NY 10017
Acorn Ventures, Inc. (6).........................................................   1,000,000          7.4          5.7
  11400 SE 6th Street, Suite 120
  Bellevue, WA 98004
Eos Partners SBIC, L.P. (7)......................................................     860,295          6.8          5.2
  320 Park Avenue
  New York, NY 10022
Entities affiliated with Olympic Venture Partners (8)............................     798,309          6.3          4.8
  2420 Carillon Point
  Kirkland, WA 98033
Roanoke Investors' Limited Partnership...........................................     656,471          5.2          3.9
  1111 Third Avenue, Suite 2220
  Seattle, WA 98101
Jens H. Molbak (9)...............................................................     701,225          5.5          4.2
Rod W. Brooks (10)...............................................................     108,015        *            *
Kirk A. Collamer.................................................................           0            0            0
Aaron R. Finch (11)..............................................................     163,261          1.3        *
Daniel A. Gerrity (12)...........................................................      90,000        *            *
George H. Clute (13).............................................................     808,309          6.4          4.8
Larry A. Hodges (14).............................................................      15,003        *            *
David E. Stitt (15)..............................................................   1,102,353          8.7          6.6
Ronald A. Weinstein (16).........................................................     258,380          2.0          1.5
All directors and executive officers as a group
  (9 persons) (17)...............................................................   3,246,546         25.1%        19.2%
                                                                                   -----------         ---          ---


------------------------------

*  Represents beneficial ownership of less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person (unless such shares are otherwise assumed to be outstanding). Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 12,666,396 shares of Common Stock outstanding as of March 31, 1997 and 16,666,396 shares of Common Stock outstanding after completion of this offering.

 (2) Assumes no exercise of the Underwriters' over-allotment option to purchase up to 600,000 shares of Common Stock from the Company. See "Underwriting."

 (3) Includes 254,118 shares that may be acquired upon the exercise of a certain warrant issued in connection with a prior Preferred Stock financing.

 (4) Includes 250,045 shares that may be acquired upon the exercise of certain warrants issued in connection with a prior Preferred Stock financing. Mr. Stitt, a director of the Company, is a Vice President of Vencap, Inc. (formerly, Vencap Equities Alberta Ltd.) Mr. Stitt disclaims beneficial ownership of the shares except to the extent of his pro rata ownership therein.

 (5) Includes 242,984 shares that may be acquired upon the exercise of certain warrants issued in connection with a prior Preferred Stock financing.

 (6) Includes 900,000 shares that may be acquired upon the exercise of certain warrants issued in connection with a prior Preferred Stock financing. Fifty percent (50%) of the shares issued upon the exercise of such warrants are subject to a repurchase option in favor of the Company in the event that the Company has not attained a specified valuation on certain dates.

 (7) Includes 196,833 shares that may be acquired upon the exercise of certain warrants issued in connection with a prior Preferred Stock financing.

 (8) Includes 760,294 shares beneficially owned by Olympic Venture Partners III, L.P. ("OVP III"), of which 173,756 shares may be acquired upon the exercise of certain warrants issued in connection with a prior Preferred Stock financing. Also includes 38,015 shares beneficially owned by OVP III Entrepreneurs Fund, an affiliate of OVP III, of which 8,688 shares may be acquired upon the exercise of certain warrants issued in connection with a prior Preferred Stock financing. Mr. Clute, a director of the Company, is a general partner of the General Partner of OVP III and OVP III Entrepreneurs Fund. Mr. Clute disclaims beneficial ownership of the shares except to the extent of his pro rata ownership therein.

 (9) Includes 25,000 shares issuable upon the exercise of options exercisable within 60 days of March 31, 1997, but such shares are subject to repurchase by the Company through April 2000. Also includes 75,000 shares held by Mt. Shuksan Investments LLC ("Shuksan") and 73,000 shares held by Penny Partners L.P. ("Penny"). Mr. Molbak shares voting and investment power over the shares held by Shuksan and Penny and disclaims beneficial ownership of such shares except to the extent of his ownership interest therein.

(10) Includes 80,000 shares issuable upon the exercise of options exercisable within 60 days of March 31, 1997, but such shares are subject to repurchase by the Company through April 2000. Also includes 1,765 shares issuable upon the exercise of a warrant which expires upon the completion of this offering.

(11) Includes 16,250 shares issuable upon the exercise of options exercisable within 60 days of March 31, 1997, but such shares are subject to repurchase by the Company through April 2000. Also includes 16,404 shares issuable upon the exercise of warrants which expires upon the completion of this offering.

(12) Includes 66,000 shares issuable upon the exercise of options exercisable within 60 days of March 31, 1997, but such shares are subject to repurchase by the Company through April 2000.

(13) Includes 760,294 shares beneficially owned by OVP III, of which 173,756 shares may be acquired upon the exercise of certain warrants issued in connection with a prior Preferred Stock financing. Also includes 38,015 shares beneficially owned by OVP III Entrepreneurs Fund, an affiliate of OVP III, of which 8,688 shares may be acquired upon the exercise of certain warrants issued in connection with a prior Preferred Stock financing. Mr. Clute, a director of the Company, is a general partner of the General Partner of OVP III and OVP III Entrepreneurs Fund. Mr. Clute disclaims beneficial ownership of the shares except to the extent of his pro rata ownership therein. Also includes 10,000 shares issuable upon the exercise of options exercisable within 60 days of March 31, 1997.

(14) Includes 15,003 shares issuable upon the exercise of options exercisable within 60 days of March 31, 1997.

(15) Includes 250,045 shares that may be acquired upon the exercise of certain warrants issued in connection with a prior Preferred Stock financing. Mr. Stitt, a director of the Company, is a Vice President of Vencap, Inc. Mr. Stitt disclaims beneficial ownership of the shares except to the extent of his pro rata ownership therein. Also includes 10,000 shares issuable upon the exercise of options exercisable within 60 days of March 31, 1997.

(16) Includes 90,400 shares beneficially owned by the Weinstein Family Partnership, of which 14,132 shares may be acquired upon the exercise of certain warrants issued in connection with prior Preferred Stock financings. Mr. Weinstein is a general partner of the Weinstein Family Partnership. Also includes 20,395 shares that may be acquired upon the exercise of certain warrants issued in connection with prior Preferred Stock financings and shares issuable upon the exercise of options.

(17) Includes 243,681 shares subject to stock options exercisable within 60 days of March 31, 1997 and 311,429 shares that may be acquired upon the exercise of certain warrants issued in connection with prior Preferred Stock financings.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of the capital stock of the Company and certain provisions of the Company's Certificate of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

    Upon the closing of the offering, the authorized capital stock of the Company after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock, and the amendment of the Company's Certificate of Incorporation, will consist of 45,000,000 shares of Common Stock, $.001 par value and 5,000,000 shares of Preferred Stock, $.001 par value. As of March 31, 1997 there were approximately 141 holders of record of the Company's Common and Preferred Stock.

COMMON STOCK

    The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    Upon the closing of this offering, all outstanding shares of Preferred Stock will automatically be converted into 8,989,005 shares of Common Stock. See Notes 6 and 7 to the Financial Statements for a description of the currently outstanding Preferred Stock. Under the Amended and Restated Certificate of Incorporation, which will become effective in connection with the closing of this offering, the Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges, and restrictions granted to or imposed upon such Preferred Stock, including dividend rights, conversion rights, terms of redemption, liquidation preference sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The Board of Directors, without stockholder approval, can issue additional Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS


    Upon the closing of this offering, the Company will have outstanding warrants to purchase an aggregate of 377,981 shares of Common Stock, after giving effect to an assumed cash exercise of certain warrants to purchase 2,693,420 shares of Common Stock. Such outstanding warrants consist of a warrant to purchase 49,231 shares of Common Stock at an exercise price of $3.25 per share (the "$3.25 Warrant"), a warrant to purchase 93,750 shares of Common Stock at an exercise price of $4.00 per share (the "$4.00 Warrant"), a warrant to purchase 350,000 shares of Common Stock at an exercise price of $12.00 per share

(the "$12.00 Warrant") and a warrant to purchase 550,000 shares of Common Stock at $16.00 per share (the "$16.00 Warrant"). The terms of the $12.00 Warrant and the $16.00 Warrant provide that the purchase price paid for each warrant will be credited toward the exercise price for such warrant, resulting in effective exercise prices for the $12.00 Warrant and the $16.00 Warrant of $11.40 and $15.61136 per share, respectively. The $3.25 Warrant will expire on June 30, 2005, the $4.00 Warrant will expire on the fourth anniversary of the consummation of this offering and the $12.00 Warrant and the $16.00 Warrant will expire on July 1, 2000. All of the warrants described in this paragraph contain a "net exercise" provision that enables the warrantholders to exercise a portion of their warrant without paying the exercise price. To the extent the warrantholders choose to "net exercise" their warrants, the Company will not receive the proceeds from the exercise of such warrants.


REGISTRATION RIGHTS

    After this offering, the holders of 8,988,964 shares of Common Stock and 2,028,420 shares issuable upon the assumed cash exercise of warrants to purchase Common Stock, or their tranferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act, pursuant to the Second Amended and Restated Investor Rights Agreement among such holders and the Company, dated August 27, 1996, as amended on October 22, 1996 and March 10, 1997 (the "Investors' Rights Agreement"). Under the terms of the Investors' Rights Agreement, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled, subject to certain limitations, to include shares therein. The holders may also require the Company to file a registration statement under the Securities Act with respect to their shares, and the Company is required to use its best efforts to effect to such registration. Furthermore, the holders may require the Company to register their shares on Form S-3 when such form becomes available to the Company. Generally, the Company is required to bear all registration and selling expenses incurred in connection with any such registrations. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration. Such registration rights terminate on December 15, 2005 or upon such earlier date on which such shares may be sold during any 90-day period under Rule 144 of the Securities Act, excluding subsection (k) of Rule 144.


    Pursuant to its obligation under that certain Warrant Registration Rights Agreement dated as of October 22, 1996 between the Company and Smith Barney Inc. (the "Note Warrants Registration Rights Agreement"), concurrently with the closing of this offering, the Company is required, upon the election of a majority of the holders of certain warrants (the "Note Warrants"), to register the issuance of 665,000 shares of Common Stock (the "Note Warrant Shares") upon exercise by the holders of the Note Warrants if permissible under law. Pursuant to the Note Warrant Registration Rights Agreement, the Company is required to register the issuance of the Note Warrant Shares upon exercise of the Note Warrants to the extent legally permissible in connection with the Company's initial public offering of its Common Stock. The Note Warrants are exercisable at any time beginning on the closing of this offering and ending 90 days after the closing date of this offering (the "Expiration Date"). If not exercised by the Expiration Date, the Note Warrants terminate and may not be exercised. The Note Warrant Shares are currently subject to agreements which prohibit the resale of the Note Warrant Shares for 180 days from the closing of this offering. Under the Note Warrant Registration Rights Agreement, after this offering the holders of the Note Warrants may require that the Company file up to two registration statements under the Securities Act with respect to the Note Warrant Shares. Furthermore, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the holders of the Note Warrant Shares are entitled to notice of such registration and are entitled to include their shares therein, subject to certain conditions and limitations including the right of underwriters of an offering to limit the number of shares included in such registration in certain circumstances. The Company will pay certain expenses in connection with the exercise of the foregoing rights. The registration rights of the holders of the Note Warrant Shares under the Note Warrant Registration Rights Agreement terminate when such shares have been exercised or disposed of by the holder pursuant to a registration statement or may be sold without limitation under the Securities Act.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    The Company is governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of the Company.

    The Company's Amended and Restated Certificate of Incorporation and Bylaws also require that, effective upon the closing of this offering, any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer of the Company. The Company's Amended and Restated Certificate of Incorporation also specifies that the authorized number of directors may be changed only by resolution of the Board of Directors. The stockholders may amend the Company's Bylaws or adopt new Bylaws, only by the affirmative vote of 2/3 of the outstanding voting securities. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

    American Securities Transfer & Trust, Inc. is the transfer agent and registrar for the Company's Common Stock. Its telephone number is (303) 298-5370.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

    Upon completion of this offering, the Company will have outstanding an aggregate 16,666,396 shares of Common Stock, assuming (i) the cash exercise of warrants to purchase 2,693,420 shares of Common Stock (which warrants may be exercised on a cashless basis in which event the Company would not receive cash proceeds from their exercise), (ii) no exercise of the Underwriters' over-allotment option and (iii) no exercise of options to purchase 961,900 shares of Common Stock outstanding as of March 31, 1997. Of these shares, the 4,000,000 shares of Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Affiliates"). The remaining 12,666,396 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or

701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, additional shares will be available for sale in the public
market as follows:                      .

    Upon completion of this offering, the holders of approximately 8,988,964 shares of Common Stock and 2,693,420 shares issuable upon the assumed cash exercise of warrants to purchase Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration. See "Description of Capital Stock -- Registration Rights."

    The Company's officers, directors and certain stockholders have agreed that they will not, without the prior written consent of Smith Barney Inc., directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during the 180-day period commencing on the Effective Date. The Company has agreed that it will not, without the prior written consent of Smith Barney Inc., directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during such 180-day period except for the sale of the shares of Common Stock in this offering, the issuance of options and shares of Common Stock pursuant to employee benefit plans set forth in this Prospectus, and the issuance of shares of Common Stock upon exercise of warrants or options presently outstanding. Any shares subject to the lock-up agreements may be released at any time without notice by Smith Barney Inc., except for 133,537 shares that may not be so released until 90 days after the Effective Date.

    In general, under Rule 144 as currently in effect, beginning 90 days after the Effective Date, an Affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year will be entitled to sell in any three-month period a number of shares that does not exceed greater of (i) one percent of the then outstanding shares of the Company's Common Stock or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice, and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

    An employee, officer or director of or consultant to the Company who purchased or was awarded shares or options to purchase shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits Affiliates and non-Affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus. In addition, non-Affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

    The Company intends to file a registration statement under the Securities Act covering shares of Common Stock reserved for issuance under the Company's stock option and purchase plans. Based on the number of options outstanding and options and shares reserved for issuance at March 31, 1997, such registration statement would cover approximately 3,000,000 shares. Such registration statement is expected to be filed and to become effective as soon as practicable after the date hereof. Shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock up agreements described above. See "Management -- Equity Incentive Plans."

                                  UNDERWRITING

    Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                         NUMBER OF
NAME                                                                       SHARES
-----------------------------------------------------------------------  ----------
Smith Barney Inc.......................................................
Hambrecht & Quist LLC..................................................

                                                                         ----------
      Total............................................................   4,000,000
                                                                         ----------
                                                                         ----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

    The Underwriters, for whom Smith Barney Inc. and Hambrecht & Quist LLC are acting as the Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents
a concession not in excess of $       per share under the public offering price.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of $       per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm any shares to any accounts over which they exercise discretionary authority.

    The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

    In connection with this offering and in compliance with applicable law, the Underwriters may overallot (I.E., sell more Common Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with this offering. A syndicate short position may be covered by exercise of the option described above rather than by open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if, prior to termination of price and trading restrictions, the Representatives purchase Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question, the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

    The Company, its officers and directors, and certain stockholders of the Company designated by the Representatives have agreed that, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company.

    Prior to this offering, there has not been any public market for the Common Stock of the Company. Consequently, the initial public offering price for the shares of Common Stock included in this offering has been determined by negotiations between the Company and the Representatives. Among the factors considered in determining such price were the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Company.


    The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. In the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


    At the request of the Company, the Underwriters have reserved, pursuant to a reserved share program, up to 280,000 shares of the shares of Common Stock offered hereby for sale at the initial public offering price to employees, officers, directors and certain persons associated with, or designated by, the Company. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be released for sale by the Underwriters to the general public on the same terms as the other shares offered hereby.

    Smith Barney Inc. acted as placement agent for the Company's private placement of the Notes in October 1996 and in connection therewith received a customary fee.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by its counsel, Cooley Godward LLP, Menlo Park, California. As of the date of this Prospectus, certain members and associates of Cooley Godward LLP own an aggregate of 31,170 shares of Common Stock through an investment partnership. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The financial statements of Coinstar, Inc. as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, included in this Prospectus have been audited by Deloitte &

Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION


    The Company has filed with the Securities and Exchange Commission (the "SEC"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act, of which this Prospectus forms a part, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or document filed as an exhibit to the Registration Statement are qualified by reference to such exhibit as filed. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's site is http://www.sec.gov.


    The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent auditors and with quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Independent Auditors' Report...............................................................................         F-2

Balance Sheets.............................................................................................         F-3

Statements of Operations...................................................................................         F-4

Statements of Stockholders' Equity (Deficit)...............................................................         F-5

Statements of Cash Flows...................................................................................         F-6

Notes to Financial Statements..............................................................................         F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Coinstar, Inc.
Bellevue, Washington

    We have audited the accompanying balance sheets of Coinstar, Inc. (the "Company") as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
February 14, 1997
(May 28, 1997, as to Notes 1, 2 and 9)

                                 COINSTAR, INC.
                                 BALANCE SHEETS


                                                           DECEMBER 31,
                                                    --------------------------
                                                        1995          1996
                                                    ------------  ------------
                                                                                 MARCH 31,     PRO FORMA
                                                                                    1997       MARCH 31,
                                                                                ------------      1997
                                                                                              ------------
                                                                                (UNAUDITED)
                                                                                              (UNAUDITED)
                                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................  $ 14,119,532  $ 23,867,763  $ 16,301,302  $ 16,301,302
  Short-term investments available for sale.......            --    32,441,912    31,882,909    31,882,909
  Prepaid expenses and other current assets.......       251,516       865,000     1,436,033     1,436,033
                                                    ------------  ------------  ------------  ------------
    Total current assets..........................    14,371,048    57,174,675    49,620,244    49,620,244

PROPERTY AND EQUIPMENT:
  Coinstar units..................................     6,200,246    24,843,112    31,676,374    31,676,374
  Computers.......................................       396,131     1,653,768     1,998,059     1,998,059
  Office furniture and equipment..................       135,242       413,317       651,634       651,634
  Leasehold improvements..........................            --        29,953        47,490        47,490
  Coinstar components.............................            --       840,167     1,075,726     1,075,726
                                                    ------------  ------------  ------------  ------------
                                                       6,731,619    27,780,317    35,449,283    35,449,283
  Accumulated depreciation........................    (1,582,842)   (5,321,063)   (6,929,794)   (6,929,794)
                                                    ------------  ------------  ------------  ------------
                                                       5,148,777    22,459,254    28,519,489    28,519,489
OTHER ASSETS, net of accumulated amortization of
  $16,680, $78,497 and $147,672...................        81,044     2,897,177     3,398,737     3,398,737
                                                    ------------  ------------  ------------  ------------
      TOTAL.......................................  $ 19,600,869  $ 82,531,106  $ 81,538,470  $ 81,538,470
                                                    ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------

                       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable................................  $    910,674  $  1,779,702  $  2,656,015  $  2,656,015
  Accrued liabilities.............................       955,910     7,690,288    11,171,189    11,171,189
  Current portion of long-term debt and capital
    lease obligations.............................       593,208       910,535     1,208,072     1,208,072
                                                    ------------  ------------  ------------  ------------
    Total current liabilities.....................     2,459,792    10,380,525    15,035,276    15,035,276
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less
  current portion and net of unamortized discounts
  of $29,322, $28,831,550 and $26,661,797.........     1,064,308    69,154,936    70,980,137    70,980,137
                                                    ------------  ------------  ------------  ------------
      Total liabilities...........................     3,524,100    79,535,461    86,015,413    86,015,413
MANDATORILY REDEEMABLE PREFERRED STOCK:
  Preferred stock, $.001 par value -- Authorized,
    16,000,000 shares:
    Series C -- Designated, 6,100,000 shares;
      issued and outstanding, 4,567,016, 4,659,324
      and 4,659,324 shares (preference in
      liquidation, $15,142,803), pro forma none
      outstanding.................................    14,094,787    14,509,472    14,509,472            --
    Series D -- Designated, 3,500,000 shares;
      issued and outstanding, 2,500,000, 2,556,471
      and 2,556,471 shares (preference in
      liquidation, $10,225,884), pro forma none
      outstanding.................................     9,452,977     9,862,612     9,862,612            --
    Series E-1 -- Designated, issued, and
      outstanding, 100,000 shares (preference in
      liquidation, $600,000), pro forma none
      outstanding.................................            --       600,000       600,000            --
    Series E-2 -- Designated, 350,000 shares; none
      issued and outstanding......................            --            --            --            --
    Series E-3 -- Designated, 550,000 shares; none
      issued and outstanding......................            --            --            --            --
                                                    ------------  ------------  ------------  ------------
      Total mandatorily redeemable preferred
        stock.....................................    23,547,764    24,972,084    24,972,084            --

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)

STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.001 par value -- Authorized,
    16,000,000 shares:
    Series A -- Designated, issued, and
      outstanding, 649,775 shares (preference in
      liquidation, $649,775), pro forma none
      outstanding.................................       649,775       649,775       649,775            --
    Series B -- Designated, 974,258 shares; issued
      and outstanding, 895,506 shares (preference
      in liquidation, $3,582,034), pro forma none
      outstanding.................................     3,582,034     3,582,034     3,582,034            --
  Common stock, $.001 par value -- Authorized,
    22,000,000 shares; issued and outstanding,
    779,559, 793,059 and 984,012 shares; pro
    forma, 9,972,976 shares.......................        14,346        18,396        93,727    29,297,620
  Contributed capital for warrants................     1,163,319     2,621,160     2,621,160     2,621,160
  Accumulated deficit.............................   (12,880,469)  (28,847,804)  (36,395,723)  (36,395,723)
                                                    ------------  ------------  ------------  ------------
      Total stockholders' equity (deficit)........    (7,470,995)  (21,976,439)  (29,449,027)   (4,476,943)
                                                    ------------  ------------  ------------  ------------
        TOTAL.....................................  $ 19,600,869  $ 82,531,106  $ 81,538,470  $ 81,538,470
                                                    ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------


                       See notes to financial statements.

                                 COINSTAR, INC.
                            STATEMENTS OF OPERATIONS


                                                 YEAR ENDED DECEMBER 31,
                                       --------------------------------------------
                                           1994           1995            1996
                                       -------------  -------------  --------------       THREE MONTHS ENDED
                                                                                              MARCH 31,
                                                                                     ----------------------------
                                                                                         1996           1997
                                                                                     -------------  -------------
                                                                                      (UNAUDITED)    (UNAUDITED)
REVENUE..............................  $     324,810  $   1,062,865  $    8,312,080  $     745,661  $   3,995,024
EXPENSES:
  Direct operating...................        488,467      1,335,721       7,258,406        887,890      3,450,144
  Regional sales and marketing.......         85,691        349,131       1,504,633        208,154        629,908
  Product research and development...      1,647,923      1,830,153       3,969,185        660,540      1,440,642
  Selling, general, and
    administrative...................      1,716,407      2,789,538       5,351,476        871,602      2,527,663
  Depreciation and amortization......        439,378      1,117,655       4,133,904        499,184      1,684,328
                                       -------------  -------------  --------------  -------------  -------------
    Loss from operations.............     (4,053,056)    (6,359,333)    (13,905,524)    (2,381,709)    (5,737,661)

OTHER INCOME (EXPENSE):
  Interest income....................         34,364        398,305         848,194        159,961        580,038
  Interest expense...................       (297,758)      (207,687)     (2,661,374)       (87,363)    (2,344,068)
                                       -------------  -------------  --------------  -------------  -------------
    Net loss before extraordinary
      item...........................     (4,316,450)    (6,168,715)    (15,718,704)    (2,309,111)    (7,501,691)

EXTRAORDINARY ITEM -- Loss related to
  early retirement of debt...........             --             --         248,631             --             --
                                       -------------  -------------  --------------  -------------  -------------
NET LOSS.............................  $  (4,316,450) $  (6,168,715) $  (15,967,335) $  (2,309,111) $  (7,501,691)
                                       -------------  -------------  --------------  -------------  -------------
                                       -------------  -------------  --------------  -------------  -------------

UNAUDITED PRO FORMA INFORMATION (Note
  2):
  Pro forma net loss per share before
    extraordinary item...............                                $        (1.44) $       (0.21) $       (0.69)
  Pro forma extraordinary item per
    share............................                                         (0.02)      --             --
                                                                     --------------  -------------  -------------
  Pro forma net loss per share.......                                $        (1.46) $       (0.21) $       (0.69)
                                                                     --------------  -------------  -------------
                                                                     --------------  -------------  -------------
  Pro forma weighted average shares
    outstanding......................                                    10,927,483     10,927,483     10,927,483
                                                                     --------------  -------------  -------------
                                                                     --------------  -------------  -------------


                       See notes to financial statements.

                                 COINSTAR, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                SERIES A            SERIES B
                                            COMMON STOCK     PREFERRED STOCK     PREFERRED STOCK
                                          ----------------  -----------------  -------------------
                                          SHARES   AMOUNT   SHARES    AMOUNT   SHARES     AMOUNT
                                          -------  -------  -------  --------  -------  ----------
BALANCE, January 1, 1994................  726,225  $7,262   649,775  $649,775  895,506  $3,582,034
  Contributed capital for warrants......       --      --        --        --       --          --
  Net loss..............................       --      --        --        --       --          --
                                          -------  -------  -------  --------  -------  ----------
BALANCE, December 31, 1994..............  726,225   7,262   649,775   649,775  895,506   3,582,034
  Exercise of stock options.............   53,334   7,084        --        --       --          --
  Contributed capital for warrants......       --      --        --        --       --          --
  Net loss..............................       --      --        --        --       --          --
                                          -------  -------  -------  --------  -------  ----------
BALANCE, December 31, 1995..............  779,559  14,346   649,775   649,775  895,506   3,582,034
  Exercise of stock options.............   13,500   4,050        --        --       --          --
  Exercise of Series C Preferred stock
    warrants............................       --      --        --        --       --          --
  Exercise of Series D Preferred stock
    warrants............................       --      --        --        --       --          --
  Contributed capital for warrants......       --      --        --        --       --          --
  Net loss..............................       --      --        --        --       --          --
                                          -------  -------  -------  --------  -------  ----------
BALANCE, December 31, 1996..............  793,059  $18,396  649,775  $649,775  895,506  $3,582,034
  Exercise of stock options.............  190,953  75,331        --        --       --          --
  Unrealized loss on short-term
    investments available for sale......       --      --        --        --       --          --
  Net loss..............................       --      --        --        --       --          --
                                          -------  -------  -------  --------  -------  ----------
BALANCE, March 31, 1997.................  984,012  $93,727  649,775  $649,775  895,506  $3,582,034
                                          -------  -------  -------  --------  -------  ----------
                                          -------  -------  -------  --------  -------  ----------


                                          CONTRIBUTED
                                          CAPITAL FOR    ACCUMULATED
                                           WARRANTS        DEFICIT         TOTAL
                                          -----------   -------------   ------------
BALANCE, January 1, 1994................  $       --    $ (2,395,304)   $  1,843,767
  Contributed capital for warrants......     272,678              --         272,678
  Net loss..............................          --      (4,316,450)     (4,316,450)
                                          -----------   -------------   ------------
BALANCE, December 31, 1994..............     272,678      (6,711,754)     (2,200,005)
  Exercise of stock options.............          --              --           7,084
  Contributed capital for warrants......     890,641              --         890,641
  Net loss..............................          --      (6,168,715)     (6,168,715)
                                          -----------   -------------   ------------
BALANCE, December 31, 1995..............   1,163,319     (12,880,469)     (7,470,995)
  Exercise of stock options.............          --              --           4,050
  Exercise of Series C Preferred stock
    warrants............................     (45,453)             --         (45,453)
  Exercise of Series D Preferred stock
    warrants............................     (34,329)             --         (34,329)
  Contributed capital for warrants......   1,537,623              --       1,537,623
  Net loss..............................          --     (15,967,335)    (15,967,335)
                                          -----------   -------------   ------------
BALANCE, December 31, 1996..............  $2,621,160    $(28,847,804)   $(21,976,439)
  Exercise of stock options.............          --              --          75,331
  Unrealized loss on short-term
    investments available for sale......          --         (46,228)        (46,228)
  Net loss..............................          --      (7,501,691)     (7,501,691)
                                          -----------   -------------   ------------
BALANCE, March 31, 1997.................  $2,621,160    $(36,395,723)   $(29,449,027)
                                          -----------   -------------   ------------
                                          -----------   -------------   ------------

                       See notes to financial statements.

                                 COINSTAR, INC.
                            STATEMENTS OF CASH FLOWS


                                                         YEAR ENDED DECEMBER 31,
                                                   -----------------------------------
                                                      1994        1995        1996
                                                   ----------  ----------  -----------     THREE MONTHS ENDED
                                                                                               MARCH 31,
                                                                                        ------------------------
                                                                                           1996         1997
                                                                                        -----------  -----------
                                                                                        (UNAUDITED)  (UNAUDITED)
OPERATING ACTIVITIES:
  Net loss.......................................  $(4,316,450) $(6,168,715) $(15,967,335) ($2,309,111) ($7,501,691)
  Adjustments to reconcile net loss to net cash
    used by operating activities:
    Depreciation and amortization................     439,378   1,117,655    4,133,904     499,184    1,684,328
    Debt discount amortization...................     211,757      88,545    1,819,457          --    2,204,942
    Accrued investment income....................          --          --     (263,063)    (18,372)    (283,178)
    Cash provided (used) by changes in operating
      assets and liabilities:
      Prepaid expenses and other current
        assets...................................    (167,365)    (28,956)    (613,484)    (21,880)    (571,033)
      Other assets...............................     (31,384)       (867)     (64,803)     (4,450)    (570,736)
      Accounts payable...........................     916,637    (205,791)     869,029   1,130,511      876,313
      Accrued liabilities........................     314,445     670,839    6,734,378   1,288,159    3,480,901
                                                   ----------  ----------  -----------  -----------  -----------

  Net cash provided (used) by operating
    activities...................................  (2,632,982) (4,527,290)  (3,351,917)    564,041     (680,154)

INVESTING ACTIVITIES:
  Purchases of short-term investments............          --          --  (32,245,346)         --   (2,970,693)
  Sale of short-term investments.................          --          --           --          --    3,766,644
  Purchases of fixed assets......................  (2,162,585) (3,823,307) (20,819,556) (3,184,725)  (7,675,390)
  Payment of security deposit....................          --     (33,975)     (98,791)         --           --
                                                   ----------  ----------  -----------  -----------  -----------

  Net cash used by investing activities..........  (2,162,585) (3,857,282) (53,163,693) (3,184,725)  (6,879,439)

FINANCING ACTIVITIES:
  Borrowings under short-term debt agreements....   4,448,424     100,000           --     603,750           --
  Payments on short-term debt....................          --    (460,000)          --          --           --
  Payments on long-term debt.....................          --          --   (6,462,640)   (158,297)     (82,199)
  Borrowings under long-term debt obligations,
    net of financing costs.......................          --   1,549,055   69,840,270          --           --
  Proceeds from sale of Series C Preferred
    stock........................................          --   9,621,737      369,232          --           --
  Proceeds from sale of Series D Preferred
    stock........................................          --   9,452,977      375,306     132,097           --
  Proceeds from sale of Series E Preferred
    stock........................................          --          --      600,000          --           --
  Proceeds from exercise of stock options........          --       7,084        4,050          --       75,331
  Contributed capital for warrants...............     272,678     890,641    1,537,623          --           --
                                                   ----------  ----------  -----------  -----------  -----------
  Net cash provided (used) by financing
    activities...................................   4,721,102  21,161,494   66,263,841     577,550       (6,868)
                                                   ----------  ----------  -----------  -----------  -----------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS....................................     (74,465) 12,776,922    9,748,231  (2,043,134)  (7,566,461)
CASH AND CASH EQUIVALENTS:
  Beginning of period............................   1,417,075   1,342,610   14,119,532  14,119,532   23,867,763
                                                   ----------  ----------  -----------  -----------  -----------
  End of period..................................  $1,342,610  $14,119,532 $23,867,763  1$2,076,398  1$6,301,302
                                                   ----------  ----------  -----------  -----------  -----------
                                                   ----------  ----------  -----------  -----------  -----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest.......          --  $  119,142  $   832,061   $  87,363    $ 139,126

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING
  ACTIVITIES:
  Conversion of debt and accrued interest to
    Series C Preferred stock.....................          --   4,473,050           --          --           --
  Purchase of equipment financed by capital lease
    obligation...................................          --     117,267      553,065      46,544           --


                       See notes to financial statements.

                                 COINSTAR, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1:  ORGANIZATION AND BUSINESS

    GENERAL: Coinstar, Inc. (the "Company") develops, owns and operates a network of automated, self-service coin counting and processing machines that provide consumers with a convenient means to convert loose coins into cash. The Company has increased its store installation base every year since inception, and as of March 31, 1997, had an installed base of 1,929 units located in supermarkets in 20 states.

    INITIAL PUBLIC OFFERING: On March 28, 1997, the Company's Board of Directors authorized the filing of a registration statement for the initial underwritten public offering of its common stock. Upon the closing of the offering, the presently outstanding preferred stock will convert into common stock and certain common and preferred stock warrants are expected to be exercised.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    CASH AND CASH EQUIVALENTS: The Company considers all highly liquid securities purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents includes funds in transit, which represent amounts being processed by armored car carriers or residing in Coinstar units, of $767,000, $5.5 million and $8.3 million at December 31, 1995 and 1996, and March 31, 1997, respectively.


    SECURITIES AVAILABLE FOR SALE: The Company's investments are all classified as available for sale and are stated at fair value in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. This statement specifies that available for sale securities are reported at fair value with changes in unrealized gains and losses recorded directly to stockholders' equity. All of the Company's investments have maturities of one year or less. Unrealized gains or losses at December 31, 1996, were insignificant, and there were no realized gains or losses on investments in 1996. Fair value is based upon quoted market prices.

    PROPERTY AND EQUIPMENT: Property and equipment are depreciated using the following methods and useful lives:

                                                                                    USEFUL
                      TYPE OF ASSET                               METHOD             LIFE
---------------------------------------------------------  ---------------------  ----------
                                                           150% declining
Coinstar units purchased prior to January 1, 1996          balance                60 months
Coinstar units purchased subsequent to January 1, 1996     Straight-line          60 months
Installation costs for Coinstar units                      Straight-line          36 months
Furniture and equipment                                    Straight-line          60 months
Computer equipment                                         Straight-line          36 months

    In order to achieve volume discounts, the Company prepurchases certain components of the Coinstar units. When a component is placed into service, the cost is transferred to the appropriate Coinstar equipment account and depreciated accordingly.

    OTHER ASSETS: Other assets include deferred financing fees for the issuance of the Company's 13% senior subordinated discount notes (the "Notes") and amounts capitalized relating to organizational and patent costs. Such amounts are amortized on a straight-line basis over ten and five years, respectively.

    LONG-LIVED ASSETS: The Company periodically reviews long-lived assets, including identified intangible assets, for impairment to determine whether any events or circumstances indicate that the carrying amount of the assets may not be recoverable. Such review includes estimating expected future cash flows. During 1996, the Company discontinued its preprinted coupon distribution business line. As a result, a provision

                                 COINSTAR, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) for additional depreciation in the amount of $329,096 was made to write down the recorded value of coupon dispensing components of the Coinstar units, which are no longer being used in operations, to their estimated fair value.

    REVENUE RECOGNITION: Coin processing fees are recognized at the time the customers' coins are counted by the Coinstar unit. Units in service with two retail distribution partners accounted for approximately 14.9% and 12.7%, respectively, of the Company's 1996 revenue. One member of the Company's Board of Directors also serves on the Board of Directors of one of these retail distribution partners.

    FAIR VALUE OF FINANCIAL INSTRUMENTS: Financial instruments of the Company for which the recorded amount approximates the fair value include cash equivalents, short-term investments available for sale, accounts payable and long-term debt. The interest rates on the loans and the Notes approximate current market rates for such debt instruments with similar terms and maturities.

    STOCK-BASED COMPENSATION: The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, has been adopted by the Company for disclosure of certain additional information related to its stock option plan.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    INTERIM FINANCIAL INFORMATION: The interim financial information as of March 31, 1997, and for the three-month periods ended March 31, 1996, and 1997, was prepared by the Company in a manner consistent with the audited financial statements and pursuant to the rules and requirements of the Securities and Exchange Commission. The unaudited information, in management's opinion, reflects all adjustments that are of a normal recurring nature and that are necessary to present fairly the results for the periods presented. The results of operations for the three-month period ended March 31, 1997, are not necessarily indicative of the results to be expected for the entire year.

    RECLASSIFICATIONS: Certain reclassifications have been made to the 1994, 1995 and 1996 financial statements to conform to the presentation used in 1997.


    UNAUDITED PRO FORMA BALANCE SHEET: The accompanying pro forma balance sheet, which is unaudited, is presented as if the conversion of preferred stock into common stock had occurred on March 31, 1997 and excludes warrants to purchase 2,693,420 shares of common stock at a weighted average exercise price of $2.96 per share which expire upon the closing of this offering or 90 days thereafter. Such warrants may be exercised for cash or on a cashless basis at the option of the warrant holder.



    UNAUDITED PRO FORMA NET LOSS PER SHARE: Pro forma net loss per share is based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, of options and warrants issued and outstanding, and after giving pro forma effect to the conversion of the Company's outstanding preferred stock, as described above, as if such conversion had occurred at the beginning of the periods presented. Pursuant to rules of the Securities and Exchange Commission, all common stock,

                                 COINSTAR, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) warrants, and options issued by the Company at a price less than the estimated initial public offering price during the 12 months preceding the offering date (using the treasury stock method until shares are issued) have been included in the calculation of common and common equivalent shares outstanding for the periods presented, regardless of their dilutive effect. Unaudited pro forma net loss per share for the years ended December 31, 1994 and 1995 are not presented due to the lack of comparability.

    NEW ACCOUNTING PRONOUNCEMENT:  Statement of Financial Accounting Standard
(SFAS) No. 128, EARNINGS PER SHARE, was recently issued and is effective for the Company's fiscal year ending December 31, 1997. This Statement requires a change in the presentation of earnings per share. Early adoption of this Statement is not permitted. Management believes that the impact of the adoption of this Statement on the financial statements, taken as a whole, will not be material.

NOTE 3:  ACCRUED LIABILITIES

    Accrued liabilities consisted of the following at the respective dates:

                                                                      DECEMBER 31,
                                                                ------------------------    MARCH 31,
                                                                   1995         1996          1997
                                                                ----------  ------------  -------------
Funds in transit..............................................  $  766,666  $  5,490,260  $   8,259,934
Accrued liabilities to service contract providers.............          --       661,449        711,042
Accrued liabilities to manufacturers..........................          --       502,500        790,237
Other.........................................................     189,244     1,036,079      1,409,976
                                                                ----------  ------------  -------------
                                                                $  955,910  $  7,690,288  $  11,171,189
                                                                ----------  ------------  -------------
                                                                ----------  ------------  -------------

NOTE 4:  LONG-TERM DEBT

    Long-term debt, including current portion, consisted of the following at December 31, 1995 and 1996:

                                                                       1995          1996
                                                                   ------------  -------------
Senior subordinated discount notes, net of unamortized discount
  of $28,783,847.................................................  $         --  $  66,216,153
Equipment loans, net of unamortized discount of $29,322 and
  $47,703........................................................     1,165,834      2,994,998
                                                                   ------------  -------------
                                                                      1,165,834     69,211,151
Less current portion.............................................       552,773        553,500
                                                                   ------------  -------------
Long-term debt...................................................  $    613,061  $  68,657,651
                                                                   ------------  -------------
                                                                   ------------  -------------

    BRIDGE LOANS: During 1994, the Company obtained unsecured bridge financing to meet its working capital requirements for aggregate proceeds of $4,806,381. These loans and accrued interest were either converted to Series C Preferred stock or repaid on February 15, 1995. In connection with the bridge loans, the Company also issued 460,504 detachable warrants to purchase shares of Series C Preferred stock at exercise prices ranging from $3.00 to $4.00 to certain holders of bridge loans. Certain of these bridge loans were from officers and stockholders of the Company.

                                 COINSTAR, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 4:  LONG-TERM DEBT (CONTINUED)
    EQUIPMENT LOANS: During 1995, the Company entered into a loan agreement which allowed for maximum borrowings of $2,000,000 to be drawn under specific notes and was secured by certain Coinstar equipment. The Company executed three such notes during 1995 for a total of $1,363,200. Two additional notes were executed in 1996 for $603,750. All such notes had an effective annual interest rate of 17.5% and were due in monthly installments through February 1999. The notes were paid in full in the fourth quarter of 1996. In connection with these notes, the Company issued 49,231 detachable warrants to purchase shares of Series C Preferred stock at an exercise price of $3.25.

    In January 1996, the Company entered into a loan agreement which allows for maximum borrowings of $3,000,000 under specific notes secured by certain Coinstar equipment. During the first six months of 1996, the Company drew the entire $3,000,000. This loan has an effective annual interest rate of 16.6% and is due in monthly installments through October 1999. In connection with this loan, the Company issued 93,750 detachable warrants to purchase shares of Series D Preferred stock at an exercise price of $4.00.


    In August 1996, the Company entered into an agreement with a commercial bank which provides for a term loan allowing for maximum borrowings of $7,000,000 and an operating line of credit allowing for maximum borrowings of $250,000. The Company drew $4,473,306 on the term loan and repaid such amount in full during 1996. In connection with the agreement described above, the Company issued 51,176 detachable warrants to purchase shares of Series D Preferred stock at an exercise price of $4.25 per share. The values of the warrants issued in connection with the equipment loans described above are recorded as contributed capital and represent discounts which are being amortized over the terms of such loans. Such loans are secured by certain intangible assets of the Company.


    EARLY RETIREMENT OF DEBT: In December 1996, the Company repaid an aggregate of $5,838,050 in equipment loans prior to scheduled maturity. As a result of the early repayment, the Company recognized an extraordinary loss of $248,631, which included early termination penalties of $200,763 and write-off of related discounts of $47,868.

    SENIOR SUBORDINATED DISCOUNT NOTES: On October 22, 1996, the Company completed a private placement offering of 95,000 units, each of which consisted of a $1,000 principal amount of 13% senior subordinated discount notes, due at maturity in 2006, and warrants to purchase seven shares of common stock of the Company, at an exercise price of $.01 per warrant share, subject to adjustment under certain circumstances. Imputed interest on the discount notes, as represented by the original issue discount of $29,413,154, accrues until October 1999, at which time interest is payable in semi-annual installments through maturity. If the Company does not complete an initial public offering with proceeds of at least $25,000,000 before October 22, 1998, the holders are entitled to additional warrants to purchase 285,000 shares of common stock.

    The Notes are not redeemable at the option of the Company prior to October 1, 2001, other than from the proceeds of a public equity offering. The Notes are redeemable at the option of the Company, in whole or in part, at any time on and after October 1, 2001, at specified redemption prices for the relevant year of redemption, plus accrued and unpaid interest to the date of redemption.

    In the event of a change of control (as defined), each holder of the Notes has the option to require the Company to repurchase such holder notes at 101% of the accreted value thereof on the date of repurchase plus liquidated damages. The Notes are subordinate in rank to all existing and future senior indebtedness of the Company. The Indenture pursuant to which the Notes were issued contains certain covenants that, among other things, limit the ability of the Company to make dividend payments, make investments,

                                 COINSTAR, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 4:  LONG-TERM DEBT (CONTINUED)
repurchase outstanding shares of stock, prepay other debt obligations, incur additional indebtedness, effect asset dispositions, engage in sale and leaseback transactions, consolidate, merge or sell all or substantially all of the Company's assets, engage in transactions with affiliates, or effect certain transactions by its restricted subsidiaries.

    The Notes were recorded net of discount of $30,410,654, and the warrants issued in connection with these notes were recorded as $997,500 of contributed capital, each as determined by the relative fair values of the Notes and the warrants as of the closing date. In addition, the Company has recorded deferred financing fees related to the Notes of $2,714,354, which are being amortized over the term of the Notes. The discount attributable to the value of the warrants of $997,500 is also being amortized over the term of the Notes.

    PRINCIPAL PAYMENTS: Scheduled principal payments on long-term debt for the next five years ending December 31, are as follows:

1997...........................................................  $  553,500
1998...........................................................   1,032,710
1999...........................................................   1,456,491
2000...........................................................          --
2001...........................................................          --
Thereafter.....................................................  95,000,000
                                                                 ----------
                                                                 98,042,701
Less unamortized discount......................................  28,831,550
                                                                 ----------
                                                                 $69,211,151
                                                                 ----------
                                                                 ----------

NOTE 5:  COMMITMENTS

    LEASE COMMITMENTS: The Company leases its current office space under an operating lease which expires October 1997. In February 1997, the Company entered into two lease agreements for additional office space commencing April 1, 1997, and September 1, 1997, and expiring on March 31, 2002, and August 31, 2004, respectively. The agreements require the Company to pay a portion of operating costs and require monthly payments of $17,843 and $84,462, respectively, which escalate annually based on a stated schedule.

    The Company has entered into capital lease agreements to finance the acquisition of certain Coinstar equipment and computer equipment. Title to such assets is retained by the Company. These capital leases have terms of 36 months at imputed interest rates which range from 18.6% to 24.9%. Assets under capital lease obligations aggregated $1,178,937, net of $639,059 accumulated amortization, at December 31, 1996.

                                 COINSTAR, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5:  COMMITMENTS (CONTINUED)
    A summary of the Company's minimum lease obligations as of December 31, 1996, and the two lease agreements for additional office space signed in February 1997, are as follows:

                                                                      CAPITAL      OPERATING
                                                                       LEASE         LEASE
                                                                    ------------  ------------
1997..............................................................  $    499,809  $    818,376
1998..............................................................       391,673     1,240,050
1999..............................................................       180,267     1,244,261
2000..............................................................            --     1,272,393
2001..............................................................            --     1,300,520
Thereafter........................................................            --     3,014,786
                                                                    ------------  ------------
Total minimum lease commitments...................................     1,071,749  $  8,890,386
                                                                                  ------------
                                                                                  ------------
Less amounts representing interest................................       217,429
                                                                    ------------
Present value of lease obligations................................       854,320
Less current portion..............................................       357,035
                                                                    ------------
Long-term portion.................................................  $    497,285
                                                                    ------------
                                                                    ------------

    Rental expense was $146,433, $298,931, and $359,842 for the years ended December 31, 1994, 1995, and 1996, respectively.

    SERVICE PROVIDERS: As of December 31, 1996, the Company had outstanding service contracts with several service providers. These contracts generally cover a one- to two-year period and have cancellation clauses ranging from 30 to 60 days.

    PURCHASE COMMITMENTS: The Company has entered into certain purchase agreements with suppliers of Coinstar units which require aggregate purchases in the amount of $8,733,586 in 1997.

    CONCENTRATION OF SUPPLIERS: The Company currently buys a significant component of the Coinstar unit from a single supplier. Although there are a limited number of suppliers for the component, management believes that other suppliers could provide similar equipment which would require certain modifications. Accordingly, a change in suppliers could cause a delay in manufacturing and a possible slow-down of growth, which could materially adversely affect future operating results.

NOTE 6:  MANDATORILY REDEEMABLE PREFERRED STOCK

    In conjunction with the issuances of Series C, D, and E Preferred stock, the Company has provided for redemption features solely at the option of the holders of such series of stock. These features require that the Company shall, at a time no sooner than 2007 and provided the holders of more than 50% of the then outstanding shares of Series C, D and E Preferred stock request in writing, redeem the shares of Series C, D and E Preferred stock held by all holders requesting such redemption at a price of $3.25, $4.00, and $6.00 per share, respectively, plus an additional amount equal to 10% of such price for each year held. Payments are due in 12 equal quarterly installments. No accretion of the preferred return has been recorded based on management's determination of the low probability of redemption at the present time.

    In February 1995, the Company issued 3,190,693 shares of Series C Preferred stock and warrants to purchase 954,344 additional shares of Series C Preferred stock at exercise prices ranging from $3.00 to

                                 COINSTAR, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6:  MANDATORILY REDEEMABLE PREFERRED STOCK (CONTINUED)
$4.00 per share, for an aggregate issue price of $3.25 per share. The proceeds received from this issue, net of issuance costs of $300,000, were $9,621,737 for the shares and $448,015 for the warrants. In addition, holders of certain bridge loans converted their outstanding principal and accrued interest to Series C Preferred stock at a rate of one share per $3.25 of debt, resulting in the issuance of an additional 1,376,323 shares.

    In December 1995, the Company issued 2,500,000 shares of Series D Preferred stock and 705,891 warrants to purchase shares of Series D Preferred stock at an exercise price of $4.25 per share, for an aggregate issue price of $4.00 per share. The proceeds received from this issue were $9,452,977 for the shares and $411,719 for the warrants.

    In August 1996, the Company issued 100,000 shares of Series E-1 Preferred stock for $6.00 per share; warrants to purchase 350,000 shares of Series E-2 Preferred stock, with an exercise price of $11.40 per share, for $0.60 per warrant; and warrants to purchase 550,000 shares of Series E-3 Preferred stock, with an exercise price of $15.61 per share, for $0.39 per warrant. The Company has the right to repurchase such warrants if certain events, including additional capital financings, do not take place as outlined in the Series E Preferred Stock and Warrant Purchase Agreement.

    In December 1996, the Company issued 92,308 shares of Series C Preferred stock at a price of $4.00 per share and 56,471 shares of Series D Preferred stock at a price of $4.25 per share as a result of the exercise of certain warrants.


    All warrants have been recorded at their fair market values as contributed capital, at their date of issuance.


    Holders of Series C, D, E-1, E-2 and E-3 Preferred shares are entitled to noncumulative cash dividends at an annual rate of $.325, $.40, $.60, $1.20, and $1.60 per share, respectively, when and as declared by the Board of Directors. Such holders are entitled to such dividends in preference to all other classes of stock. No dividends have been declared or paid as of December 31, 1996.

    In the event of liquidation of the Company, the holder of each share of Preferred stock is entitled to receive, out of the assets of the Company available for distribution to stockholders, a liquidation preference before any distribution of assets to the holders of common stock. Holders of Series D and E-1 have liquidation preference over any other preferred and common stockholders at $4.00 and $6.00 per share, respectively. Holders of Series C have liquidation preference over Series A and B Preferred stockholders and common stockholders at $3.25 per share.

    Pursuant to the terms of the Series C, D and E Preferred stock agreements, all shares of Preferred stock will convert to common stock at the closing of a firm commitment underwritten public offering at a minimum price of $9.75 per share and at least $10,000,000 in gross proceeds. Shares may also be converted upon written notice given by the holder. Such shares are convertible into shares of the Company's common stock on a one-for-one basis.

    Holders of Series C, D and E Preferred stock are also entitled to special voting rights with regard to the Company's equity transactions as outlined in the Company's Articles of Incorporation.

                                 COINSTAR, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7:  STOCKHOLDERS' EQUITY

    Holders of Series A and B Preferred shares are entitled to noncumulative cash dividends at an annual rate of $.10 and $.40, per share, respectively, when and as declared by the Board of Directors. Holders of Series A and B are entitled to such dividends in preference to the common stockholders. No dividends have been declared or paid as of December 31, 1996.

    In the event of liquidation of the Company, the holder of each share of Series A and B Preferred stock is entitled to receive, out of the assets of the Company available for distribution to stockholders, a liquidation preference before any distribution of assets to the holders of common stock at the liquidation price of $1.00 and $4.00 per share, respectively.

    Pursuant to the terms of the Series A and B Preferred stock agreements, all shares of Preferred stock will convert to common stock at the closing of a firm commitment underwritten public offering at a minimum price of $9.75 per share and at least $10,000,000 in gross proceeds. Shares may also be converted upon written notice given by the holder. Series A shares are convertible into shares of the Company's common stock on a one-for-one basis, and Series B shares are convertible at 1.142857 shares of common stock for each share of preferred stock being converted.

    In connection with various financing transactions, the Company issued warrants which entitle the holders to purchase shares of the Company's common stock and Series B, C, D, E-2, and E-3 Preferred stock. A summary of the warrants outstanding for the three years in the period ended December 31, 1996, is as follows:

                                                                       SERIES B                SERIES C
                                              COMMON STOCK         PREFERRED STOCK         PREFERRED STOCK
                                          --------------------   --------------------   ----------------------
                                          NUMBER OF   EXERCISE   NUMBER OF   EXERCISE   NUMBER OF   EXERCISE
                                           SHARES      PRICE      SHARES      PRICE      SHARES       PRICE
                                          ---------   --------   ---------   --------   ---------  -----------
OUTSTANDING, January 1, 1994............   $    --     $  --       43,752     $4.00            --     $  --
  Issued................................        --        --                              465,120   3.00-4.00
                                          ---------   --------   ---------   --------   ---------  -----------
OUTSTANDING, December 31, 1994..........        --        --       43,752      4.00       465,120   3.00-4.00
  Issued................................                               --        --       954,249   3.25-4.00
                                          ---------   --------   ---------   --------   ---------  -----------
OUTSTANDING, December 31, 1995..........        --        --       43,752      4.00     1,419,369   3.00-4.00
  Issued................................   665,000       .01           --        --            --      --
  Exercised.............................        --        --           --        --       (92,308)    4.00
                                          ---------   --------   ---------   --------   ---------  -----------
OUTSTANDING, December 31, 1996..........   665,000     $ .01       43,752     $4.00     1,327,061  $3.00-4.00
                                          ---------   --------   ---------   --------   ---------  -----------
                                          ---------   --------   ---------   --------   ---------  -----------

OUTSTANDING, January 1, 1994............
  Issued................................
OUTSTANDING, December 31, 1994..........
  Issued................................
OUTSTANDING, December 31, 1995..........
  Issued................................
  Exercised.............................
OUTSTANDING, December 31, 1996..........

                                                 SERIES D               SERIES E-2             SERIES E-3
                                              PREFERRED STOCK        PREFERRED STOCK        PREFERRED STOCK
                                          -----------------------  --------------------   --------------------
                                          NUMBER OF    EXERCISE    NUMBER OF   EXERCISE   NUMBER OF   EXERCISE
                                           SHARES        PRICE      SHARES      PRICE      SHARES      PRICE
                                          ---------   -----------  ---------   --------   ---------   --------
OUTSTANDING, January 1, 1994............   $    --        $--       $    --     $   --     $    --     $   --
  Issued................................        --        --             --         --          --         --
OUTSTANDING, December 31, 1994..........        --        --             --         --          --         --
  Issued................................   705,891       4.25            --         --          --         --
                                          ---------
OUTSTANDING, December 31, 1995..........   705,891       4.25            --         --          --         --
  Issued................................   144,926     4.00-4.25    350,000      11.40     550,000      15.61
  Exercised.............................   (56,471)      4.25            --         --          --         --
                                          ---------   -----------  ---------   --------   ---------   --------
OUTSTANDING, December 31, 1996..........   794,346    $4.00-4.25    350,000     $11.40     550,000     $15.61
                                          ---------   -----------  ---------   --------   ---------   --------
                                          ---------   -----------  ---------   --------   ---------   --------

                                 COINSTAR, INC.

    Such warrants have expiration dates from June 28, 1998, to December 15, 2000, and have been recorded at amounts which reflect management's best estimate of fair value on the date of issuance.

NOTE 8:  INCOME TAXES

    The components of the Company's deferred tax asset at December 31, 1995 and 1996 were as follows:

                                                                      1995           1996
                                                                  -------------  -------------
Tax loss and credit carryforwards...............................  $   4,510,000  $  10,629,000
Depreciation and amortization...................................       (115,000)      (863,000)
Other...........................................................         39,000        111,000
                                                                  -------------  -------------
                                                                      4,434,000      9,877,000
Valuation allowance.............................................     (4,434,000)    (9,877,000)
                                                                  -------------  -------------
                                                                  $          --  $          --
                                                                  -------------  -------------
                                                                  -------------  -------------

    A valuation allowance in the full amount of the net deferred tax asset balances has been established as it is uncertain that the Company will be able to realize such tax assets in the future. At December 31, 1996, the Company had net operating loss and credit carryforwards in the amount of $31,143,000, which expire through 2011.

    The Company recorded deferred tax benefits of $1,472,000, $2,107,000, and $5,422,000 for each of the years ended December 31, 1994, 1995 and 1996, respectively, which were fully allowed for each year.

    As a result of the anticipated completion of the Company's planned initial public offering, the Company may incur a change in ownership as defined under
Section 382 of the Internal Revenue Code. Such change in ownership may impose certain limitations on the utilization of the Company's net operating loss and credit carryforwards.

NOTE 9:  STOCK OPTION PLAN

    In March 1997, the Company adopted the 1997 Equity Incentive Plan, under which options vest over four years and expire after 10 years. The Equity Incentive Plan is an amendment and restatement of the Company's 1992 Stock Option Plan, as amended. The Company has reserved a total of 2,900,000 shares of Common Stock for issuance under the 1997 Equity Incentive Plan. Stock options have been granted to officers and employees to purchase common stock at prices ranging from $.10 to $10.00 per share and to directors to purchase Series B Preferred stock at $4.00 per share, which represented management's best estimate of fair market value at the dates of grant.

    The price ranges of options exercised were $.10 to $.25 in 1995 and $.25 to $.40 in 1996. At December 31, 1996, there were 1,333,166 shares of unissued common stock reserved for issuance under the

                                 COINSTAR, INC.

NOTE 9:  STOCK OPTION PLAN (CONTINUED)
plan, of which options for the purchase of 718,216 shares were available for future grants. Numbers of shares under the plan are as follows as of December 31:

                                       1994                    1995                    1996
                              ----------------------  ----------------------  ----------------------
                                          WEIGHTED                WEIGHTED                WEIGHTED
                                           AVERAGE                 AVERAGE                 AVERAGE
                                          EXERCISE                EXERCISE                EXERCISE
                               SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
                              ---------  -----------  ---------  -----------  ---------  -----------
Number of common shares
  under option:
  Outstanding, beginning of
    year....................    133,500   $    0.19     192,225   $    0.25     376,550   $    0.37
  Granted...................     78,725        0.36     265,300        0.40     254,850        0.74
  Exercised.................         --          --     (53,334)       0.13     (13,500)       0.30
  Canceled or expired.......    (20,000)       0.31     (27,641)       0.26      (2,950)       0.51
                              ---------               ---------               ---------

  Outstanding, end of
    year....................    192,225        0.25     376,550        0.37     614,950        0.52
                              ---------               ---------               ---------
                              ---------               ---------               ---------

  Exercisable, end of
    year....................     59,386   $    0.16      44,875   $    0.26      84,017   $    0.32
                              ---------               ---------               ---------
                              ---------               ---------               ---------

    The following table summarizes information about common stock options outstanding at December 31, 1996:

                                                                  WEIGHTED
                                                                   AVERAGE
                                            NUMBER OF OPTIONS     REMAINING     NUMBER OF OPTIONS
                                             OUTSTANDING AT      CONTRACTUAL     EXERCISABLE AT
EXERCISE PRICES                             DECEMBER 31, 1996       LIFE        DECEMBER 31, 1996
------------------------------------------  -----------------  ---------------  -----------------
$0.25.....................................         60,250                 7            51,553
 0.40.....................................        315,250                 9            29,753
 0.70.....................................        221,950                10             2,711
 1.50.....................................         17,500                10                --
                                                  -------                              ------
                                                  614,950                 9            84,017
                                                  -------                              ------
                                                  -------                              ------

                                 COINSTAR, INC.

NOTE 9:  STOCK OPTION PLAN (CONTINUED)

                                                          1994                      1995                      1996
                                                ------------------------  ------------------------  ------------------------
                                                             WEIGHTED                  WEIGHTED                  WEIGHTED
                                                              AVERAGE                   AVERAGE                   AVERAGE
                                                             EXERCISE                  EXERCISE                  EXERCISE
                                                 SHARES        PRICE       SHARES        PRICE       SHARES        PRICE
                                                ---------  -------------  ---------  -------------  ---------  -------------
Number of Series B Preferred shares under
  option:
  Outstanding, beginning of year..............         --    $      --       35,000    $    4.00       35,000    $    4.00
  Granted.....................................     35,000         4.00           --           --           --           --
                                                ---------        -----    ---------        -----    ---------        -----
Outstanding, end of year......................     35,000         4.00       35,000         4.00       35,000         4.00
                                                ---------                 ---------                 ---------
                                                ---------                 ---------                 ---------
Exercisable, end of year......................     35,000    $    4.00       35,000    $    4.00       35,000    $    4.00
                                                ---------                 ---------                 ---------
                                                ---------                 ---------                 ---------

    At December 31, 1996, there are 35,000 stock options for Series B Preferred outstanding with a remaining contractual life of seven years.

    The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option grants. Had compensation costs for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed in SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company's net loss and pro forma net loss per share would have increased to the pro forma amounts indicated below:


                                                                     1995           1996
                                                                 -------------  -------------
Net loss:
  As reported..................................................  $   6,168,715  $  15,967,335
  Pro forma....................................................      6,173,058     15,981,530
Pro forma net loss per share:
  As reported..................................................  $          --  $        1.46
  Pro forma....................................................             --           1.46


    The weighted average fair value of options granted during 1995 and 1996 were $0.11 and $0.20, respectively. The fair value of each option granted during 1995 and 1996 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: five year expected life from date of grant; no stock volatility; risk-free interest rates from 5.17% to 6.95%; and no dividends during the expected term.

    In January 1997, the Board of Directors approved an agreement for acceleration of exercise provisions for stock options granted to certain employees. Under the terms of the agreement, these employees are allowed to exercise unvested stock options. Any shares purchased by an employee relating to unvested stock options will be held in escrow until such options are vested. In addition, the Company has the right to repurchase such shares prior to the applicable date of vesting should the employee terminate their employment status. The agreement has not established a new measurement date for the affected stock options.

    During the three month period ended March 31, 1997, the Company granted 4,500 and 497,750 common stock options to employees and directors of the Company at exercise prices of $1.50 and $10.00 per share, respectively.

                                 COINSTAR, INC.

NOTE 9:  STOCK OPTION PLAN (CONTINUED)
    In March 1997, the Company adopted the Non-Employee Directors' Stock Option Plan, under which the Board of Directors have provided for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company. The Company has reserved a total of 100,000 shares of Common Stock for issuance under the Non-Employee Directors' Stock Option Plan. No options have been granted under this plan.

    In March 1997, the Company adopted the Employee Stock Purchase Plan under
Section 423 of the Internal Revenue Code. Under the Employee Stock Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings. The Company has reserved a total of 200,000 shares of Common Stock for issuance under the Employee Stock Purchase Plan. No amounts have been deferred by employees nor have any shares been issued under this plan as of March 31, 1997.

NOTE 10: RETIREMENT PLAN

    In July 1995, the Company adopted a tax-qualified employee savings and retirement plan under Section 401(k) of the Internal Revenue Code of 1986 (the "Plan"), available to all eligible employees. No amounts have been contributed to the Plan as of March 31, 1997.

[PICTURE OF CUSTOMER USING COINSTAR UNIT IN RETAIL SETTING WITH COINSTAR LOGO, AND TEXT "GOT A JAR OF COINS AT HOME?" "GET CASH IT'S AS EASY AS 1, 2, 3."

"THE COINSTAR NETWORK CONSISTS OF ON-LINE MACHINES LOCATED AT THE FRONT ENTRANCE OF SUPERMARKETS THROUGHOUT THE U.S. THE UNITS COUNT SHOPPERS' ACCUMULATED COINS AND DISPENSE VOUCHERS THAT CAN BE EXCHANGED IN THE STORE FOR GROCERIES OR CASH."]

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                 ---------
Prospectus Summary.............................          3
Risk Factors...................................          6
The Company....................................         16
Use of Proceeds................................         16
Dividend Policy................................         16
Capitalization.................................         17
Dilution.......................................         18
Selected Financial and Other Data..............         19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         21
Business.......................................         31
Management.....................................         46
Certain Relationships and Related
  Transactions.................................         56
Principal Stockholders.........................         58
Description of Capital Stock...................         60
Shares Eligible for Future Sale................         62
Underwriting...................................         64
Legal Matters..................................         65
Experts........................................         65
Available Information..........................         66
Index to Financial Statements..................        F-1


                                 --------------

UNTIL       , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                4,000,000 SHARES

                                 COINSTAR, INC.

                                  COMMON STOCK

                                     [LOGO]

                                     ------

                                   PROSPECTUS

                                            , 1997

                                   ---------

                               SMITH BARNEY INC.
                               HAMBRECHT & QUIST

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

Registration fee........................................................  $  20,909
NASD filing fee.........................................................      7,400
Nasdaq Stock Market Listing Application fee.............................     50,000
Blue sky qualification fees and expenses................................      5,000
Printing and engraving expenses.........................................    175,000
Legal fees and expenses.................................................    350,000
Directors' and officer's liability insurance............................    100,000
Accounting fees and expenses............................................    250,000
Transfer agent and registrar fees.......................................     25,000
Miscellaneous...........................................................     16,691
                                                                          ---------
    Total...............................................................  $1,000,000
                                                                          ---------
                                                                          ---------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

    The Registrant's Amended and Restated Certificate of Incorporation and By-laws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

    The Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

    At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

    The Registrant has an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Since March 30, 1994, the Registrant has sold and issued the following unregistered securities:

        (1) In February 1995, the Company issued an aggregate of 4,567,016 shares of Series C Preferred Stock at $3.25 per share along with warrants to purchase 1,419,369 shares of Series C Preferred Stock for $3.00 and $4.00 per share.

        (2) In December 1995, the Company issued an aggregate of 2,500,000 shares of Series D Preferred Stock at $4.00 per share along with warrants to purchase 705,891 shares of Series D Preferred Stock for $4.25 per share.

        (3) In August 1996, the Company issued an aggregate of 100,000 shares of Series E-1 Preferred Stock for $6.00 per share along with warrants to purchase 350,000 shares of Series E-2 Preferred Stock for $0.60 per share and warrants to purchase 550,000 shares of Series E-3 for $0.388636 per share in August 1996. The warrants provide that the purchase price paid for each warrant be credited toward the exercise price for that warrant, resulting in effective exercise prices for the warrants to purchase the Series E-2 and Series E-3 Preferred Stock of $11.40 and $15.61136 per share, respectively.

        (4) In December 1996, the Registrant sold an aggregate of 92,308 shares of Series C Preferred Stock and 56,471 shares of Series D Preferred Stock for an aggregate amount of $609,233.75 to one shareholder of the Registrant pursuant to the exercise of warrants.

        (5) In October 1996, the Registrant sold 95,000 units consisting in the aggregate of $95,000,000 principal amount at maturity of 13% Senior Subordinated Discount Notes due October 1, 2006 and 95,000 warrants, each representing the right to purchase initially seven shares of Common Stock of the Company at an exercise price of $0.01 per share, to a group of qualified institutional buyers for aggregate cash proceeds of $65,586,846. The Company paid a placement fee of $2,197,159 to Smith Barney Inc. in connection with these issuances.

        (6) In February 1997, the Registrant sold an aggregate of 257,788 shares of its Common Stock to seven employees of the Registrant for consideration in the aggregate amount of $86,464.20 pursuant to the exercise of stock options granted under the Equity Incentive Plan.

    The sales and issuances of securities in the transactions described in paragraphs (1) through (4) above were made to "Accredited Investors" as such term is defined under Rule 501 of the Securities Act and were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) and Rule 506 of Regulation D promulgated under the Securities Act. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

    The sales and issuance of securities in the transaction described in paragraph (5) above were made to "qualified institutional buyers" (a "QIB") as such term is defined under Rule 144A of the Securities Act and were deemed to be exempt from registration under the Securities Act by virtue of Rule 144A of the General Regulations promulgated under the Securities Act. The purchasers in each case represented that they were a QIB or purchasing the shares on account of a QIB and that the securities were subject to transfer restrictions. Appropriate legends are affixed to the securities issued in such transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

    The sales and issuance of securities in the transaction described in paragraph (6) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS.


 EXHIBIT
 NUMBER    DESCRIPTION OF DOCUMENT
---------  -------------------------------------------------------------------------------------------------------
   1.1     Form of Underwriting Agreement.

   3.1*    Amended and Restated Certificate of Incorporation of the Registrant currently in effect.

   3.2*    Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant.

   3.3*    Amended and Restated Certificate of Incorporation of the Registrant expected to be in effect immediately after the closing of this offering.

   3.4*    Amended and Restated Bylaws of the Registrant.

   3.5*    Amended and Restated Bylaws of the Registrant expected to be in effect by the closing of this offering.

   4.1*    Reference is made to Exhibits 3.1 through 3.5.

   4.2*    Specimen Stock Certificate.

   4.3*    Second Amended and Restated Investor Rights Agreement, dated August 27, 1996, between the Registrant and certain investors, as amended October 22, 1996.

   4.4*    Indenture between Registrant and The Bank of New York dated October 1, 1996.

   4.5*    Warrant Agreement between Registrant and The Bank of New York dated October 22, 1996.

   4.6*    Notes Registration Rights Agreement between Registrant and Smith Barney Inc. dated October 22, 1996.

 EXHIBIT
 NUMBER    DESCRIPTION OF DOCUMENT
---------  -------------------------------------------------------------------------------------------------------
   4.7*    Warrant Registration Rights Agreement between Registrant and Smith Barney Inc. dated October 22, 1996.

   5.1     Opinion of Cooley Godward LLP.

  10.1*    Registrant's 1997 Equity Incentive Plan.

  10.2*    Registrant's 1997 Employee Stock Purchase Plan.

  10.3*    Registrant's 1997 Non-Employee Directors' Stock Option Plan.

  10.4*    Form of Indemnity Agreement to be entered into between the Registrant and its executive officers and directors.

  10.5*    Series E Preferred Stock and Warrant Purchase Agreement between Registrant and Acorn Ventures, Inc., dated August 27, 1996.

  10.6*    Office Building Lease between Registrant and Factoria Heights dated June 1, 1994, as amended on January
             24, 1997.

  10.7*    Sublease between Registrant and Maruyama U.S., Inc. dated January 15, 1997.

  10.8*    Lease agreement between Registrant and Spieker Properties, L.P. dated January 29, 1997.

  10.9*    Lease agreement between Registrant and Spieker Properties, L.P. dated January 29, 1997.

  10.10*   Manufacturing Agreement between Registrant and SeaMed Corporation dated September 1, 1996.

  10.11+   Letter of Intent between Registrant and Scan Coin AB dated March 5, 1997.

  10.12+   Agreement between Registrant and Scan Coin AB dated April 30, 1993, as amended.

  10.13*   Purchase Agreement between Registrant and Smith Barney Inc. dated October 22, 1996.

  11.1     Computation of Earnings Per Share

  23.1     Consent of Deloitte & Touche LLP, Independent Auditors.

  23.2     Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

  24.1*    Power of Attorney. Reference is made to the Signatures page.

  27.1     Financial Data Schedule


------------------------

*   Filed previously


+ Confidential treatment requested as to a portion of this exhibit pursuant to Rule 406 under the Securities Act. The confidential portions of such exhibit have been omitted and filed separately with the Commission.


(B) FINANCIAL STATEMENT SCHEDULES.

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

        (1) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1, and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, County of King, State of Washington, on the 20th day of June, 1997.


                                By:             /s/ JENS H. MOLBAK*
                                     -----------------------------------------
                                                   Jens H. Molbak
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President, Chief Executive
     /s/ JENS H. MOLBAK*          Officer and Director
------------------------------    (PRINCIPAL EXECUTIVE         June 20, 1997
        Jens H. Molbak            OFFICER)

                                Vice President and Chief
     /s/ KIRK A. COLLAMER         Financial Officer
------------------------------    (PRINCIPAL FINANCIAL AND     June 20, 1997
       Kirk A. Collamer           ACCOUNTING OFFICER)

     /s/ GEORGE H. CLUTE*
------------------------------  Director                       June 20, 1997
       George H. Clute

     /s/ LARRY A. HODGES*
------------------------------  Director                       June 20, 1997
       Larry A. Hodges

     /s/ DAVID E. STITT*
------------------------------  Director                       June 20, 1997
        David E. Stitt

   /s/ RONALD A. WEINSTEIN*
------------------------------  Director                       June 20, 1997
     Ronald A. Weinstein


  *By:            /s/ KIRK A. COLLAMER
            -------------------------------
                    Kirk A. Collamer
                    Attorney-in-fact

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT
-----------  --------------------------------------------------------------------------------------------------------
      1.1    Form of Underwriting Agreement.
      3.1*   Amended and Restated Certificate of Incorporation of the Registrant currently in effect.
      3.2*   Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant.
      3.3*   Amended and Restated Certificate of Incorporation of the Registrant expected to be in effect immediately after the closing of this offering.
      3.4*   Amended and Restated Bylaws of the Registrant.
      3.5*   Amended and Restated Bylaws of the Registrant expected to be in effect upon the closing of this offering.
      4.1*   Reference is made to Exhibits 3.1 through 3.5.
      4.2*   Specimen Stock Certificate.
      4.3*   Second Amended and Restated Investor Rights Agreement, dated August 27, 1996, between the Registrant and certain investors, as amended October 22, 1996.
      4.4*   Indenture between Registrant and The Bank of New York dated October 1, 1996.
      4.5*   Warrant Agreement between Registrant and The Bank of New York dated October 22, 1996.
      4.6*   Notes Registration Rights Agreement between Registrant and Smith Barney Inc. dated October 22, 1996.
      4.7*   Warrant Registration Rights Agreement between Registrant and Smith Barney Inc. dated October 22, 1996.
      5.1    Opinion of Cooley Godward LLP.
     10.1*   Registrant's 1997 Equity Incentive Plan.
     10.2*   Registrant's 1997 Employee Stock Purchase.
     10.3*   Registrants 1997 Non-Employee Directors' Stock Option Plan.
     10.4*   Form of Indemnity Agreement to be entered into between the Registrant and its executive officers and directors.
     10.5*   Series E Preferred Stock and Warrant Purchase Agreement between Registrant and Acorn Ventures, Inc., dated August 27, 1996.
     10.6*   Office Building Lease between Registrant and Factoria Heights dated June 1, 1994, as amended on January
               24, 1997.
     10.7*   Sublease between Registrant and Maruyama U.S., Inc. dated January 15, 1997.
     10.8*   Lease agreement between Registrant and Spieker Properties, L.P. dated January 29, 1997.
     10.9*   Lease agreement between Registrant and Spieker Properties, L.P. dated January 29, 1997.
     10.10*  Manufacturing Agreement between Registrant and SeaMed Corporation dated September 1, 1996.
     10.11+  Letter of Intent between Registrant and Scan Coin AB dated March 5, 1997.
     10.12+  Agreement between Registrant and Scan Coin AB dated April 30, 1993, as amended.
     10.13*  Purchase Agreement between Registrant and Smith Barney Inc. dated October 22, 1996.
     11.1    Computation of Earnings Per Share
     23.1    Consent of Deloitte & Touche LLP, Independent Auditors.
     23.2    Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
     24.1*   Power of Attorney. Reference is made to the Signatures page.
     27.1    Financial Data Schedule


------------------------

*   Previously filed


+ Confidential treatment requested as to a portion of this exhibit pursuant to Rule 406 under the Securities Act. The confidential portions of such exhibit have been omitted and filed separately with the Commission.